   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1997

                                              REGISTRATION NUMBER 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                K N ENERGY, INC.
             (Exact name of registrant as specified in its charter)
                                      4932
            (Primary standard industrial classification code number)

                       KANSAS                                             48-0290000
          (State or other jurisdiction of                              (I.R.S. Employer
           incorporation or organization)                            Identification No.)
               370 VAN GORDON STREET                                   MARTHA B. WYRSCH
                  P.O. BOX 281304                        VICE PRESIDENT, GENERAL COUNSEL & SECRETARY
           LAKEWOOD, COLORADO 80228-8304                    370 VAN GORDON STREET, P.O. BOX 281304
                   (303)989-1740                                LAKEWOOD, COLORADO 80228-8304
(Address, including zip code, and telephone number,                     (303)989-1740
   including area code, of registrant's principal     (Name, address, including zip code, and telephone number,
                  executive offices)                      including area code, of agent for service)


                             ---------------------

                                   Copies to:

            C. MICHAEL HARRINGTON, ESQ.                            MICHAEL S. QUINN, ESQ.
              VINSON & ELKINS L.L.P.                                 HOLLAND & HART LLP
               2300 FIRST CITY TOWER                             555 17TH STREET, SUITE 3200
                1001 FANNIN STREET                                 DENVER, COLORADO 80202
             HOUSTON, TEXAS 77002-6760                                  (303)295-8000
                   (713)758-2148

                             ---------------------

    Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================================
                                                            PROPOSED                PROPOSED
                                                            MAXIMUM                 MAXIMUM
  TITLE OF EACH CLASS OF          AMOUNT TO BE           OFFERING PRICE            AGGREGATE               AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTERED(1)            PER SHARE(1)         OFFERING PRICE(1)        REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $5.00 per share..........         675,000                  $10.32                $6,966,275                $2,111
==================================================================================================================

(1) A maximum of 675,000 shares of Common Stock of the registrant are to be offered in exchange for a maximum of 2,406,893 shares of Common Stock, par value $.01 per share, of Interenergy Corporation ("Interenergy"), and 500,000 shares of Series A Convertible Preferred Stock, par value $.10 per share, of Interenergy. In addition, the registrant will acquire for cash aggregating at least $1,662,725 a total of 194,159 shares of Series B Convertible Preferred Stock, par value $.10 per share, of Interenergy. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, based upon the book value ($8,629,000) as of June 30, 1997, of all shares of Interenergy Common Stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock that may be acquired by the registrant in the transaction described herein minus the amount of such cash ($1,662,725) to be paid by the registrant.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                                K N ENERGY, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                          ITEM OF FORM S-4                          CAPTION IN REGISTRATION STATEMENT
                          ----------------                          ---------------------------------
 A.  INFORMATION ABOUT THE TRANSACTION
 1.  Forepart of the Registration Statement and Outside Front
       Cover Page of Prospectus.................................  Forepart of Registration Statement;
                                                                    Outside Front Cover Page of
                                                                    Prospectus

 2.  Inside Front and Outside Back Cover Pages of Prospectus....  Inside Front Cover Page of
                                                                    Prospectus; Available Information;
                                                                    Incorporation of Certain Documents
                                                                    by Reference; Table of Contents

 3.  Risk Factors, Ratio of Earnings to Fixed Charges and Other
       Information..............................................  Outside Front and Inside Front Cover
                                                                    Pages of Prospectus; Summary

 4.  Terms of the Transaction...................................  Outside Front Cover Page of
                                                                    Prospectus; Summary; Interenergy
                                                                    Special Meeting; The Merger;
                                                                    Management and Operations After the
                                                                    Merger; Certain Terms of the Merger
                                                                    Agreement; Comparative Rights of
                                                                    Interenergy and K N Shareholders

 5.  Pro Forma Financial Information............................  *

 6.  Material Contracts With the Company Being
       Acquired.................................................  *

 7.  Additional Information Required For Reoffering by Persons
       and Parties Deemed to be Underwriters....................  *

 8.  Interests of Named Experts and Counsel.....................  Legal Matters; Experts

 9.  Disclosure of Commission Position on Indemnification For
       Securities Act Liabilities...............................  Undertakings

 B.  INFORMATION ABOUT THE REGISTRANT

10.  Information with Respect to S-3 Registrants................  *

11.  Incorporation of Certain Information by Reference..........  Incorporation of Certain Documents by
                                                                    Reference; Principal Shareholders
                                                                    of K N; K N Selected Historical
                                                                    Financial Data

12.  Information with Respect to S-2 or S-3 Registrants.........  *

13.  Incorporation of Certain Information by Reference..........  *

14.  Information with Respect to Registrants Other than S-2 or
       S-3 Registrants..........................................  *

                          ITEM OF FORM S-4                          CAPTION IN REGISTRATION STATEMENT
                          ----------------                          ---------------------------------
 C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15.  Information with Respect to S-3 Companies..................  *

16.  Information with Respect to S-2 or S-3 Companies...........  *

17.  Information with Respect to Companies Other Than S-2 or S-3
       Companies................................................  Summary -- Summary Historical
                                                                    Financial Information; Parties to the
                                                                    Merger Agreement -- Interenergy;
                                                                    Additional Information Regarding
                                                                    Interenergy; Interenergy Financial
                                                                    Statements

 D.  VOTING AND MANAGEMENT INFORMATION

18.  Information if Proxies, Consents or Authorizations Are to
       be Solicited.............................................  Notice of Special Meeting of
                                                                    Shareholders; Summary; Interenergy
                                                                    Special Meeting; Dissenters'
                                                                    Rights; The Merger -- Interests of
                                                                    Certain Persons in the Merger;
                                                                    Comparative Rights of Interenergy
                                                                    and K N Shareholders; Additional
                                                                    Information regarding
                                                                    Interenergy -- Voting Securities
                                                                    and the Principal Holders Thereof

19.  Information if Proxies, Consents or Authorizations Are Not
       to be Solicited in an Exchange Offer.....................  *

---------------

* Not applicable or answer is negative.

                    [Letterhead of Interenergy Corporation]

November   , 1997

Dear Shareholder:

     You are cordially invited to attend a special meeting of shareholders (the "Interenergy Special Meeting") of Interenergy Corporation ("Interenergy") to be held at the offices of Holland & Hart LLP, 555 Seventeenth Street, Suite 3200,
Denver, Colorado 80202, on December   1997 at 10:00 a.m., mountain time.

     At the Special Meeting, you will be asked to consider and vote upon: (i) the merger of Interenergy with KN Acquisition Company ("Sub"), a wholly-owned, special purpose subsidiary of K N Energy, Inc. ("K N"), as discussed more fully below; and (ii) such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     Interenergy has entered into an Agreement and Plan of Merger, dated as of August 25, 1997, among K N, Sub and Interenergy (as amended to the date hereof, the "Merger Agreement"), a copy of which is attached as Appendix A to the accompanying Proxy Statement/Prospectus, pursuant to which, among other things, Sub would merge with and into Interenergy (the "Merger"), and on the date on which the Merger becomes effective (the "Effective Date"), each share of common stock of Interenergy, $.01 par value per share ("Interenergy Common Stock"), would be converted into a number of shares of common stock, par value $5.00 per share of K N ("K N Common Stock"), to be based on the arithmetic average of the daily closing price per share of K N Common Stock for the twenty trading days ending two days prior to the Effective Date, as reported on the New York Stock Exchange (the "Average Market Price"), as follows:

          (i) if the Average Market Price is between $38.00 and $44.00, inclusive, holders of Interenergy Common Stock will receive 0.17165 shares of K N Common Stock for each share of Interenergy Common Stock, less the Escrow Adjustment and the Price Adjustment, each as described below;

          (ii) if the Average Market Price is less than $38.00, the number of shares of K N Common Stock that each holder of a share of Interenergy Common Stock will receive will equal the quotient of $6.52 divided by the Average Market Price, less the Escrow Adjustment and the Price Adjustment; and

          (iii) if the Average Market Price exceeds $44.00, the number of shares of K N Common Stock that each holder of a share of Interenergy Common Stock will receive will equal the quotient of $7.55 divided by the Average Market Price, less the Escrow Adjustment and the Price Adjustment.

     As more fully described in the accompanying Proxy Statement/Prospectus, the number of shares of K N Common Stock that each holder of Interenergy Common Stock and Series A Convertible Preferred Stock, par value $.10 per share, of Interenergy (the "Series A Preferred") will receive in the Merger will be reduced by the "Escrow Adjustment" to take into account the per share allocation of the aggregate sum of $500,000 that will be deposited in an escrow account pursuant to the terms of the Merger Agreement pending an audit of certain specified liabilities of Interenergy. In the event that such liabilities are less than or equal to the amount specified in the Merger Agreement, the funds on deposit in the escrow account will be distributed pro rata to holders of Interenergy Common Stock and Series A Preferred as of the Effective Date (each share of Series A Preferred will be treated as though converted in the Merger into three shares of Interenergy Common Stock). In addition, to the extent that such liabilities are less than the amount specified in the Merger Agreement, K N will contribute additional funds, up to a maximum of $500,000, for distribution on a pro rata basis to holders of Interenergy Common Stock and Series A Preferred as of the Effective Date in an amount equal to the amount by which such liabilities are less than the amount specified in the Merger Agreement. If the specified liabilities of Interenergy exceed the amount specified in the Merger Agreement, such excess amount, up to a maximum of $500,000, will be distributed to K N from the funds in the escrow account, with any balance being distributed to holders of Interenergy Common Stock and Series A Preferred as of the Effective Date. THERE CAN BE NO ASSURANCE (I) THAT THERE WILL BE ANY REMAINING AMOUNT IN THE ESCROW ACCOUNT OR (II) THAT ADDITIONAL FUNDS WILL BE CONTRIBUTED BY K N, IN EACH CASE, FOR DISTRIBUTION TO THE HOLDERS OF INTERENERGY COMMON STOCK AND SERIES A PREFERRED. The number of shares of K N Common Stock to be received by holders of Interenergy Common Stock and Series A Preferred will be further reduced by the "Price Adjustment" to take into account a reduction in the Merger consideration of $750,000 that reflects the agreed on resolution of certain due diligence items. The $750,000 price reduction will be borne on a pro rata basis by holders of Interenergy Common Stock, Series A Preferred, options to purchase Interenergy Common Stock and warrants to purchase Series A Preferred.

     Each share of Series A Preferred will be converted on the Effective Date into (i) the same number of shares of K N Common Stock as would have resulted had such share been converted immediately prior to the Merger into three shares of Interenergy Common Stock; and (ii) an amount of cash representing the accrued but unpaid dividends owing on each such share of Series A Preferred.

     Each share of Series B Convertible Preferred Stock, par value $.10 per share, of Interenergy ("Series B Preferred") will be converted on the Effective Date into $8.50 in cash, plus an amount of cash representing the accrued but unpaid dividends owing on each such share of Series B Preferred.

     Cash will be paid for fractional shares of K N Common Stock that otherwise would be received by Interenergy shareholders, based on the Average Market Price.

     AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. THE BOARD OF DIRECTORS BELIEVES THAT THE PROPOSED MERGER IS FAIR, EQUITABLE AND IN THE BEST INTERESTS OF INTERENERGY AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS PROVIDES A DETAILED DESCRIPTION OF THE PROPOSED MERGER. PLEASE GIVE THIS MATERIAL YOUR THOUGHTFUL ATTENTION.

     Under Colorado law, there is a two-stage process for approving the Merger Agreement. First, pursuant to the Articles of Incorporation of Interenergy, approval of the Merger Agreement requires the affirmative vote or concurrence of sixty percent (60%) of the outstanding shares of Interenergy entitled to vote, whether cast in person or by proxy at the Interenergy Special Meeting. For purposes of this vote, the holders of Interenergy Common Stock are entitled to one vote per share, the holders of Series A Preferred are entitled to three votes per share and the holders of Series B Preferred are not entitled to vote. Second, pursuant to Colorado law, each class of shares (i.e., Interenergy Common Stock, Series A Preferred and Series B Preferred) must separately approve the Merger Agreement by the affirmative vote of the holders of two-thirds of the shares of such class, whether cast in person or by proxy at the Interenergy Special Meeting. Accordingly, your vote is very important.

     We hope you will find it convenient to attend in person. Whether or not you expect to attend, please vote, date, sign and mail promptly the enclosed proxy in the return envelope provided to assure both representation of your shares at the Interenergy Special Meeting and the presence of a quorum.

                                            Sincerely,

                                            Patrick R. McDonald
                                            President

                            INTERENERGY CORPORATION
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON DECEMBER   , 1997

To the Shareholders of Interenergy Corporation:

     Notice is hereby given that a special meeting of shareholders (the "Interenergy Special Meeting") of Interenergy Corporation ("Interenergy") will be held at the offices of Holland & Hart LLP, 555 Seventeenth Street, Suite
3200, Denver, Colorado 80202, on December   , 1997 at 10:00 a.m., mountain time,
for the following purposes:

          (i) to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of August 25, 1997, among K N Energy, Inc. ("K N"), KN Acquisition Company, a wholly-owned, special purpose subsidiary of K N ("Sub"), and Interenergy (as amended to the date hereof, the "Merger Agreement"), a copy of which is attached as Appendix A to the accompanying Proxy Statement/Prospectus; and

          (ii) to transact such other business as may properly be brought before the Interenergy Special Meeting or any adjournment or postponement thereof.

     As described more fully in the accompanying Proxy Statement/Prospectus, the Merger Agreement provides for, among other things:

          (i) the merger (the "Merger") of Sub into Interenergy; and

          (ii) the conversion on the date on which the Merger becomes effective (the "Effective Date") of each share of common stock, $.01 par value per share, of Interenergy ("Interenergy Common Stock") (other than shares held by Interenergy shareholders who properly exercise their dissenters' rights under Colorado law ("Dissenters' Shares")) into a number of shares of common stock, par value $5.00 per share, of K N ("K N Common Stock") to be based on the arithmetic average of the daily closing price per share of K N Common Stock for the twenty trading days ending two days prior to the Effective Date, as reported on the New York Stock Exchange (the "Average Market Price"), as follows:

             (a) if the Average Market Price is between $38.00 and $44.00, inclusive, each holder of shares of Interenergy Common Stock will receive 0.17165 shares of K N Common Stock for each share of Interenergy Common Stock, less the Escrow Adjustment and the Price Adjustment, each as described below;

             (b) if the Average Market Price is less than $38.00, the number of shares of K N Common Stock that each holder of a share of Interenergy Common Stock will receive will equal the quotient of $6.52 divided by the Average Market Price, less the Escrow Adjustment and the Price Adjustment; and

             (c) if the Average Market Price exceeds $44.00, the number of shares of K N Common Stock that each holder of a share of Interenergy Common Stock will receive will equal the quotient of $7.55 divided by the Average Market Price, less the Escrow Adjustment and the Price Adjustment.

     As more fully described in the accompanying Proxy Statement/Prospectus, the number of shares of K N Common Stock that each holder of Interenergy Common Stock and Series A Convertible Preferred Stock, par value $.10 per share, of Interenergy ("Series A Preferred") will receive in the Merger will be reduced by the "Escrow Adjustment" to take into account the per share allocation of the aggregate sum of $500,000 that will be deposited in an escrow account pursuant to the terms of the Merger Agreement pending an audit of certain specified liabilities of Interenergy. In the event that such liabilities are less than or equal to the amount specified in the Merger Agreement, the funds on deposit in the escrow account will be distributed pro rata to holders of Interenergy Common Stock and Series A Preferred as of the Effective Date (each share of Series A Preferred will be treated as though converted in the Merger into three shares of Interenergy Common Stock). In addition, to the extent that such liabilities are less than the amount specified in the Merger Agreement,

K N will contribute additional funds, up to a maximum of $500,000, for distribution on a pro rata basis to holders of Interenergy Common Stock and Series A Preferred as of the Effective Date in an amount equal to the amount by which such liabilities are less than the amount specified in the Merger Agreement. If the specified liabilities of Interenergy exceed the amount specified in the Merger Agreement, such excess amount, up to a maximum of $500,000, will be distributed to K N from the funds in the escrow account, with any balance being distributed to holders of Interenergy Common Stock and Series A Preferred as of the Effective Date. THERE CAN BE NO ASSURANCE (I) THAT THERE WILL BE ANY REMAINING AMOUNT IN THE ESCROW ACCOUNT OR (II) THAT ADDITIONAL FUNDS WILL BE CONTRIBUTED BY K N, IN EACH CASE, FOR DISTRIBUTION TO THE HOLDERS OF INTERENERGY COMMON STOCK AND SERIES A PREFERRED. The number of shares of K N Common Stock to be received by holders of Interenergy Common Stock and Series A Preferred will be further reduced by the "Price Adjustment" to take into account a reduction in the Merger consideration of $750,000 that reflects the agreed on resolution of certain due diligence items. The $750,000 price reduction will be borne on a pro rata basis by holders Interenergy Common Stock, Series A Preferred, options to purchase Interenergy Common Stock and warrants to purchase Series A Preferred.

     Each share of Series A Preferred (other than Dissenters' Shares) will be converted on the Effective Date into (i) the same number of shares of K N Common Stock as would have resulted had such share been converted immediately prior to the Merger into three shares of Interenergy Common Stock; and (ii) an amount of cash representing the accrued but unpaid dividends owing on each such share of Series A Preferred.

     Each share of Series B Convertible Preferred Stock, par value $.10 per share, of Interenergy ("Series B Preferred") (other than Dissenters' Shares) will be converted in the Merger into $8.50 in cash, plus an amount of cash representing the accrued but unpaid dividends owing on each such share of Series B Preferred.

     Cash will be paid for fractional shares of K N Common Stock that otherwise would be received by Interenergy shareholders, based on the Average Market Price.

     After careful consideration, your Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby. The Board of Directors believes that the proposed Merger is fair, equitable and in the best interests of Interenergy and its shareholders and recommends that you vote FOR the proposal to approve the Merger Agreement.

     A record of shareholders has been taken as of the close of business on
November   , 1997. Only holders of record of Interenergy Common Stock, Series A
Preferred and Series B Preferred as of the close of business on that date are entitled to notice of and to vote at the Interenergy Special Meeting and any adjournment or postponement thereof.

     Under Colorado law, there is a two-stage process for approving the Merger Agreement. First, pursuant to the Articles of Incorporation of Interenergy, approval of the Merger Agreement requires the affirmative vote or concurrence of sixty percent (60%) of the outstanding shares of Interenergy entitled to vote, whether cast in person or by proxy at the Interenergy Special Meeting. For purposes of this vote, the holders of Interenergy Common Stock are entitled to one vote per share, the holders of Series A Preferred are entitled to three votes per share and the holders of Series B Preferred are not entitled to vote. Second, pursuant to Colorado law, each class of shares (i.e., Interenergy Common Stock, Series A Preferred and Series B Preferred) must separately approve the Merger Agreement by the affirmative vote of the holders of two-thirds of the shares of such class, whether cast in person or by proxy at the Interenergy Special Meeting. It is, therefore, important that your shares be represented at the Interenergy Special Meeting regardless of the number of shares you hold.

     ANY SHAREHOLDER HAS THE RIGHT TO DISSENT AND TO RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHAREHOLDER'S SHARES OF INTERENERGY COMMON STOCK, SERIES A PREFERRED OR SERIES B PREFERRED, AS THE CASE MAY BE, UPON COMPLIANCE WITH
ARTICLE 113 OF THE COLORADO BUSINESS CORPORATION ACT. FOR A DESCRIPTION OF DISSENTERS' RIGHTS, SEE THE INFORMATION PROVIDED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS UNDER THE CAPTION "DISSENTERS' RIGHTS." See also Appendix B to the accompanying Proxy Statement/Prospectus for the text of Article 113 of the Colorado Business Corporation Act. Notwithstanding the above, under the Merger Agreement, if the holders of more than 10% of the outstanding shares of Interenergy Common Stock, Series A Preferred and Series B Preferred, taken as a whole, properly exercise dissenters' rights, K N will have the right to decline to consummate the Merger.

     SHAREHOLDERS ARE URGED TO VOTE, DATE, SIGN AND MAIL THE ACCOMPANYING PROXY IN THE SELF-ADDRESSED ENVELOPE PROVIDED, AS PROMPTLY AS POSSIBLE, WHETHER OR NOT THEY EXPECT TO BE PRESENT AT THE INTERENERGY SPECIAL MEETING. ANY SHAREHOLDER PRESENT AT THE MEETING MAY, NEVERTHELESS, VOTE PERSONALLY ON ALL MATTERS.

     Please check to be certain of the manner in which your shares are registered -- whether individually, as joint tenants, or in a representative capacity -- and sign the proxy accordingly. Failure to do so may disqualify your vote.

                                            By Order of the Board of Directors,

                                            James P. Rode
                                            Secretary

Denver, Colorado
November   , 1997

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED NOVEMBER 13, 1997.
     PRELIMINARY PROXY MATERIAL -- NO PROXIES ARE BEING SOLICITED HEREWITH. SOLICITATIONS WILL BE MADE ONLY PURSUANT TO A COMPLETED DEFINITIVE PROXY
                             STATEMENT/PROSPECTUS.

                           PROXY STATEMENT/PROSPECTUS

                               PROXY STATEMENT OF
                            INTERENERGY CORPORATION
                           1700 BROADWAY, SUITE 1150
                             DENVER, COLORADO 80290
                                 (303) 860-8949
                             ---------------------

                                 PROSPECTUS OF
                                K N ENERGY, INC.
                             370 VAN GORDON STREET
                         LAKEWOOD, COLORADO 80228-8304
                                 (303) 989-1740
                             ---------------------

     K N Energy, Inc. ("K N" or the "Company") has filed a registration
statement on Form S-4 (File No. 333-      ) (the "Registration Statement")
pursuant to the Securities Act of 1933, as amended (the "Securities Act") covering up to 675,000 shares of its Common Stock, $5.00 par value per share (the "K N Common Stock"), issuable in connection with a transaction in which KN Acquisition Company ("Sub"), a newly-formed, wholly-owned subsidiary of K N, will be merged (the "Merger") with and into Interenergy Corporation ("Interenergy"). (A total of 250,000 of such 675,000 shares have been classified by K N's Board of Directors as the equivalent of warrants purchased by K N on August 7, 1996.)
     This Proxy Statement/Prospectus ("Proxy Statement/Prospectus") constitutes a part of the Registration Statement and is also being furnished to shareholders of Interenergy as a proxy statement in connection with the solicitation of proxies by the Board of Directors of Interenergy for use at its special meeting of shareholders (or any adjournment or postponement thereof) to be held on
December   , 1997 (the "Interenergy Special Meeting"). At the Interenergy
Special Meeting, Interenergy's shareholders will consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated August 25, 1997 (as amended to the date hereof, the "Merger Agreement"), among K N, Sub and Interenergy, pursuant to which the Merger shall occur. A conformed copy of the Merger Agreement, and also of the First Amendment to Agreement and Plan of Merger dated November 5, 1997 ("First Amendment"), is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. This Proxy Statement/Prospectus also constitutes the Prospectus of K N filed as part of the Registration Statement. The information contained or incorporated by reference herein with respect to K N and its subsidiaries has been supplied by K N and the information contained herein with respect to Interenergy and its subsidiaries has been supplied by Interenergy.
     This Proxy Statement/Prospectus and the accompanying form of proxy are
first being mailed to shareholders of Interenergy on or about November   , 1997.
     Approximately 32.6 million shares of K N Common Stock will be outstanding immediately after the Merger is consummated (assuming an Average Market Price (defined below) of $40 and no Dissenters' Shares (defined below)), of which approximately 2% and 98% of the total will be held by former shareholders of Interenergy and K N, respectively.
     On November 7, 1997, the closing sale price of K N Common Stock, as reported on the New York Stock Exchange ("NYSE") composite tape, was $45.375 per share.
     SEE "RISK FACTORS" ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY SHAREHOLDERS OF INTERENERGY.
                             ---------------------

     THE SHARES OF K N COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

       The date of this Proxy Statement/Prospectus is November   , 1997.

                             AVAILABLE INFORMATION

     K N is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549. The K N Common Stock is also listed on the NYSE, and the reports, proxy statements and other information concerning K N can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering Analysis and Retrieval System. The Web site can be accessed at http://www.sec.gov.

     This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made herein as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying at the Commission's offices as described above.

                             ---------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF K N OR INTERENERGY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE K N DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM E. WAYNE LUNDHAGEN, TREASURER, K N ENERGY, INC., 370 VAN GORDON STREET, P.O. BOX 281304, LAKEWOOD, COLORADO 80228-8304, TELEPHONE (303) 989-1740. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY THE COMPANY BY
DECEMBER   , 1997.

     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by Amendment No. 1 thereto, filed by the Company with the Commission (File No. 1-6446) on March 12, 1997, its Current Reports on Form 8-K filed with the Commission on January 23, January 28 and October 27, 1997, and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 30, 1997, are incorporated herein by reference.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Special Meeting shall be incorporated by reference into this Proxy Statement/Prospectus and shall be deemed to be a part of this Proxy Statement/ Prospectus from the date of filing of such documents. See "Available Information." Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained in this Proxy Statement/Prospectus or any supplement hereto or in any other subsequently filed incorporated document, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus. As used herein, the terms "Proxy Statement/Prospectus" and "herein" mean this Proxy Statement/Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    ii
Incorporation of Certain Documents by
  Reference...........................    ii
Summary...............................     1
  The Parties to the Merger...........     1
  Interenergy Special Meeting.........     1
  The Merger..........................     2
  Interests of Certain Persons in the
     Merger...........................     5
  Comparative Rights of Interenergy
     and KN Shareholders..............     5
  Risk Factors........................     5
  Summary Historical Financial
     Information......................     6
  Comparative Per Share Data of KN and
     Interenergy......................     7
  Market Price Data...................     9
Risk Factors..........................    10
  Merger Consideration................    10
The Parties to the Merger Agreement...    10
  KN and Sub..........................    10
  Interenergy.........................    10
Interenergy Special Meeting...........    11
  Date, Place and Time................    11
  Purpose.............................    11
  Record Date; Voting Rights..........    11
  Quorum..............................    11
  Proxies.............................    11
  Solicitation of Proxies.............    12
  Required Vote.......................    12
  Dissenters' Rights..................    12
  Interenergy Annual Meeting..........    12
The Merger............................    13
  General.............................    13
  Background of the Merger............    14
  K N's Reasons for the Merger........    16
  Interenergy's Reasons for the
     Merger; Recommendation of its
     Board of Directors...............    16
  Interests of Certain Persons in the
     Merger...........................    17
  Certain Material Federal Income Tax
     Consequences.....................    20
  Tax Opinion.........................    20
  Accounting Treatment................    23
  Governmental and Regulatory
     Approvals........................    23
  Resale of K N Common Stock..........    23
  New York Stock Exchange Listing.....    24

                                        PAGE
                                        ----
  Management and Operations after the
     Merger...........................    24
  Voting Agreements...................    24
Certain Terms of the Merger
  Agreement...........................    24
  Effective Date of the Merger........    24
  Manner and Basis of Converting
     Shares...........................    24
  Interenergy Options and Warrants....    26
  Conditions to the Merger............    26
  Representations and Warranties......    27
  Conduct of the Business of
     Interenergy Prior to the
     Merger...........................    27
  No Solicitation.....................    28
  Termination or Amendment of Merger
     Agreement........................    28
  Employee Benefits...................    28
  Fees and Expenses...................    28
  Governing Law.......................    28
Dissenters' Rights....................    29
  Dissenters' Rights..................    29
  Who May Dissent.....................    29
  Requirements to be Met by a
     Dissenter Before the Vote on the
     Merger Agreement is Taken........    29
  Notice Required to be Given by
     Interenergy to Dissenting
     Shareholders if the Merger
     Agreement is Approved............    30
  Dissenters' Procedures to Demand
     Payment..........................    30
  Payment for Shares..................    30
  Failure to Effect Merger............    31
  Shares Acquired After Announcement
     of Merger Agreement..............    31
  Procedure for Dissenter to Follow if
     Dissenter is Dissatisfied with
     Payment Made or Offered by
     Interenergy......................    31
  Court Action for Appraisal..........    31
Description of KN Capital Stock.......    32
  General.............................    32
  Anti-takeover Matters...............    34
  Kansas Business Combination Act.....    35
  Kansas Control Share Acquisition
     Act..............................    36
  Other Matters.......................    36
Market Prices of KN Common Stock and
  Dividend Information................    37
  Market Information..................    37
  Dividend Information................    37
  Principal Shareholders of KN........    37

                                        PAGE
                                        ----
Comparative Rights of Interenergy and
  KN Shareholders.....................    38
  Number and Classification of Board
     of Directors.....................    38
  Removal of Directors................    38
  Director Nominations and Special
     Meetings.........................    38
  Shareholder Vote Required for
     Certain Transactions.............    39
Additional Information Regarding
  Interenergy.........................    41
  Description of Business.............    41
  Market Price and Dividends on
     Interenergy Common Stock and
     Related Shareholder Matters......    42
  Voting Securities and Principal
     Holders Thereof..................    42

                                        PAGE
                                        ----
  Management's Discussion and Analysis
     of Financial Conditions and
     Results of Operation.............    45
  Changes in and Disagreements with
     Accountants on Accounting and
     Financial Disclosure.............    48
Legal Matters.........................    49
Experts...............................    49
Interenergy Financial Statements......   F-1
Appendices:
  A -- Agreement and Plan of Merger;
        First Amendment to Agreement
  and Plan of Merger..................   A-1
  B -- Colorado Business Corporation
  Act,
       Article 113....................   B-1

                                    SUMMARY

     The following contains a brief summary of certain information contained in this Proxy Statement/ Prospectus. This summary does not contain a complete statement of all material information relating to the Merger and the Merger Agreement and is subject to and qualified in its entirety by reference to the more detailed information and financial statements contained elsewhere in this Proxy Statement/Prospectus, including the appendices hereto, or incorporated by reference herein. You are urged to read this Proxy Statement/Prospectus, the Merger Agreement, a conformed copy of which is attached hereto as Appendix A and incorporated herein by reference, and the other appendix attached hereto in their entirety.

THE PARTIES TO THE MERGER

     K N Energy, Inc. and Sub. K N is a natural gas services company focusing on gas gathering, processing, marketing, storage, transportation, retail gas distribution services and gas reserves development. Sub is a wholly-owned subsidiary of K N incorporated in Colorado on August 21, 1997 for the sole purpose of effecting the Merger pursuant to the Merger Agreement. The principal executive offices of K N are located at 370 Van Gordon Street, Lakewood, Colorado 80228-8304, and its telephone number is (303) 989-1740.

     Interenergy Corporation. Interenergy is engaged in the business of constructing, acquiring and operating natural gas gathering and processing facilities and marketing natural gas and natural gas liquids to industrial and commercial end users primarily located in the Rocky Mountain and Mid-Continent regions of the United States. Interenergy is a Colorado corporation; its principal executive offices are located at 1700 Broadway, Suite 1150, Denver, Colorado 80290, and its telephone number is (303) 860-8949. For further information concerning Interenergy, see "Additional Information Regarding Interenergy" and "Interenergy Financial Statements."

     As used herein, unless the context otherwise requires, the terms "K N" and "Company" refer to K N Energy, Inc. and its subsidiaries, and the term "Interenergy" refers to Interenergy Corporation and its subsidiaries.

INTERENERGY SPECIAL MEETING

     Date, Place, Time and Purpose. The Interenergy Special Meeting will be held
on December   , 1997 at 10:00 a.m., mountain time, at the offices of Holland &
Hart LLP, 555 Seventeenth Street, Suite 3200, Denver, Colorado 80202, for the purpose of considering and voting upon a proposal to approve the Merger Agreement and to transact such other business as may properly come before the Interenergy Special Meeting.

     Record Date, Voting Rights and Vote Required. Only holders of record of common stock, $.01 par value per share, of Interenergy ("Interenergy Common Stock"), Series A Convertible Preferred Stock, $.10 par value per share, of Interenergy ("Series A Preferred") and Series B Convertible Preferred Stock, $.10 par value per share, of Interenergy ("Series B Preferred") at the close of
business on November   , 1997 (the "Interenergy Record Date") are entitled to
receive notice of and to vote at the Interenergy Special Meeting. At the close of business on the Interenergy Record Date, there were outstanding 1,974,527 shares of Interenergy Common Stock, 500,000 shares of Series A Preferred and 194,159 shares of Series B Preferred. The sum of (i) the number of outstanding shares of Interenergy Common Stock and (ii) three times the number of outstanding shares of Series A Preferred is referred to herein as the "Interenergy Voting Shares." Approval of the Merger Agreement is governed both by the Articles of Incorporation of Interenergy (the "Interenergy Charter") and the Colorado Business Corporation Act ("CBCA"). Under the Interenergy Charter, approval of the Merger Agreement will require the affirmative vote of the holders of sixty percent of the Interenergy Voting Shares. The CBCA requires that, under certain circumstances that Interenergy believes to apply in this case, a class vote be held pursuant to which the Merger Agreement must also be approved by the affirmative vote, by class, of the holders of two-thirds of each of the Interenergy Common Stock, Series A Preferred and Series B Preferred, in each case, outstanding on the Interenergy Record Date. At the close of business on the Interenergy Record Date, (i) certain directors and executive officers of Interenergy beneficially owned an aggregate of approximately 40.44% of the Interenergy Voting Shares and 71.18% of the Interenergy Common Stock; and (ii) entities affiliated with certain other directors directly owned an aggregate of approximately 37.63% of the Interenergy Voting Shares and 87.15% of the Series A Preferred. The holders of one-third of the Interenergy Voting Shares outstanding and entitled to vote as well as the holders of a majority of each of the Interenergy Common Stock, Series A Preferred and Series B Preferred must be present in person or represented by proxy at the Interenergy Special Meeting in order for a quorum to be present.

THE MERGER

     Terms of the Merger. At the Effective Date (hereinafter defined), Sub will merge with and into Interenergy, with Interenergy being the surviving corporation and a wholly-owned subsidiary of K N. In the Merger, each outstanding share of Interenergy Common Stock, and the Interenergy Common Stock equivalent of Series A Preferred (which will be treated as if converted), other than shares held by Interenergy shareholders who properly exercise their dissenters' rights under Colorado law ("Dissenters' Shares"), will be converted into a fractional share of K N Common Stock, the amount of such fraction being dependent on the arithmetic average of the daily closing price per share of K N Common Stock for the 20 trading days ending two days prior to the Effective Date, as reported on the New York Stock Exchange (the "Average Market Price"), as follows: (i) if the Average Market Price is between $38 and $44, inclusive, the fraction will be 0.17165, less the Escrow Adjustment and the Price Adjustment (each as defined under "Certain Terms of the Merger
Agreement -- Manner and Basis of Converting Shares"); (ii) if the Average Market Price is less than $38, the fraction will be the quotient of $6.52 divided by the Average Market Price, less the Escrow Adjustment and the Price Adjustment; and (iii) if the Average Market Price exceeds $44, the fraction will be the quotient of $7.55 divided by the Average Market Price, less the Escrow Adjustment and the Price Adjustment. In addition, holders of Series A Preferred will receive cash equal to accrued but unpaid dividends thereon as at the Effective Date. Any resulting fractional shares will be settled in cash, and each outstanding share of Series B Preferred will be converted in the Merger into cash equal to $8.50 plus accrued but unpaid dividends thereon as at the Effective Date. See "Certain Terms of the Merger Agreement -- Manner and Basis of Converting Shares." Conformed copies of the Merger Agreement and the First Amendment are attached to this Proxy Statement/Prospectus as Appendix A.

     Based upon the number of shares of K N Common Stock and Interenergy Common Stock and Series A Preferred outstanding as of the Interenergy Record Date and assuming no Dissenters' Shares and an Average Market Price of $40, approximately
32.6 million shares of K N Common Stock will be outstanding immediately after the Effective Date, of which approximately 570,000 shares, representing approximately 2% of the total, will be held by former holders of Interenergy Common Stock and Series A Preferred.

     Approval of K N's Board of Directors. The Board of Directors of K N has determined that the issuance of shares of K N Common Stock pursuant to the Merger Agreement is advisable and in the best interests of K N and the shareholders of K N. See "The Merger -- Background of the Merger" and "-- K N's Reasons for the Merger."

     Approval and Recommendation of Interenergy's Board of Directors. The Board of Directors of Interenergy (the "Interenergy Board") has determined that the Merger is fair to, and in the best interests of, Interenergy's shareholders and recommends that the shareholders of Interenergy approve and adopt the Merger Agreement. See "The Merger -- Background of the Merger" and "-- Interenergy's Reasons for the Merger; Recommendation of its Board of Directors." In considering the recommendation of the Interenergy Board with respect to the Merger, Interenergy shareholders should be aware that certain officers and directors of Interenergy have direct or indirect interests in recommending the Merger, apart from their interests as shareholders of Interenergy, which are not identical to those of unaffiliated shareholders of Interenergy. See "The
Merger -- Interests of Certain Persons in the Merger."

     Outstanding Shares held by Interenergy's Directors, Executive Officers and their Affiliates. At the close of business on the Interenergy Record Date, (i) certain directors and executive officers of Interenergy beneficially owned an aggregate of approximately 71.18% of the Interenergy Common Stock and (ii) entities affiliated with certain other directors directly owned an aggregate of 87.15% of the Series A Preferred. See "Additional Information Regarding Interenergy -- Voting Securities and Principal Holders Thereof."

     Financial Advisors. K N pays Petrie Parkman & Co., Inc. ("Petrie Parkman") a quarterly retainer fee of $60,000 for financial advisory and investment banking services and will pay Petrie Parkman an additional transaction fee of 1.5625% of the transaction value (as defined in K N's agreement with Petrie Parkman) upon consummation of the Merger for its services as a financial advisor to K N in connection with the Merger, of which none has been paid. Based on the closing price of K N Common Stock on November 7, 1997, as reported on the NYSE composite tape, the transaction fee payable to Petrie Parkman would be approximately $581,000. K N has also agreed to pay, on behalf of Interenergy, Rauscher Pierce Refsnes, Inc. ("Rauscher") and SBC Warburg Dillon Read Inc. ("Dillon Read") a transaction fee of the greater of $500,000 or 1.5% of the transaction value, up to $40 million, upon consummation of the Merger for their services as financial advisors to Interenergy in connection with the Merger, of which Interenergy has already paid $75,000 that will be credited against the transaction fee. Based on the closing price of K N Common Stock on November 7, 1997, as reported on the NYSE composite tape, the transaction fee payable to Dillon Read and Rauscher would be approximately $557,000. K N has also agreed to indemnify Petrie Parkman, and Interenergy has agreed to indemnify Rauscher and Dillon Read, against certain liabilities and expenses in connection with their services as financial advisors to K N and Interenergy, respectively. Although Petrie Parkman advised the Board of Directors of K N, and Dillon Read and Rauscher advised the Interenergy Board, in connection with the Merger, none of these financial advisors rendered a fairness opinion in regard to the Merger.

     Effective Date of the Merger. The Merger will become effective upon the filing of Articles of Merger with the Secretary of State of Colorado (the "Effective Date"). Assuming all conditions to the Merger contained in the Merger Agreement are satisfied or waived prior thereto, it is anticipated that the Effective Date of the Merger will occur on the day of the Interenergy Special Meeting or shortly thereafter.

     Exchange of Interenergy Stock Certificates. Promptly after consummation of the Merger, The Bank of New York (the "Exchange Agent") will mail a letter of transmittal with instructions to each holder of record of Interenergy Common Stock, Series A Preferred and Series B Preferred immediately before the Effective Date for use in exchanging certificates representing these shares of Interenergy stock for the consideration payable to them in the Merger. Certificates should not be surrendered by the holders of Interenergy stock until they have received the letter of transmittal from the Exchange Agent. See "Certain Terms of the Merger Agreement -- Manner and Basis of Converting Shares."

     Payment for Interenergy Stock Options and Warrants. Prior to the Effective Date, Interenergy will take all necessary action for the surrender by each holder of outstanding stock options and warrants that remain unexercised in whole or in part. On the Effective Date, (i) Interenergy shall pay (with funds provided by KN) to each holder of an option to purchase shares of Interenergy Common Stock granted under Interenergy's 1992, 1994, 1995 and 1996 Stock Option Plans ("Interenergy Options") cash equal to the excess, if any, of the effective value per share of Interenergy Common Stock received by its holders in the Merger (based on the Average Market Price and giving effect to the Price Adjustment but not to the Escrow Adjustment) over the per share exercise price of such option and (ii) Interenergy shall pay (with funds provided by K N) to each holder of a warrant to purchase Series A Preferred ("Interenergy Warrant") cash equal to three times the positive difference, if any, between (x) the effective value per share of Interenergy Common Stock received by its holders in the Merger (based on the Average Market Price and giving effect to the Price Adjustment but not to the Escrow Adjustment) and (y) one-third of the per share exercise price of the Interenergy Warrant. See "Certain Terms of the Merger Agreement -- Interenergy Options and Warrants."

     Other Conditions to the Merger. In addition to the approvals by the requisite vote of Interenergy shareholders and the receipt by K N of regulatory approvals, the respective obligations of K N and Interenergy to effect the Merger are subject to the satisfaction or waiver, where permissible, of certain other conditions, including (i) resolution by Interenergy of a Wyoming environmental matter, and (ii) Interenergy's entry into post-Merger consulting agreements with two executive officers of Interenergy and (iii) not more than 10% of the shares of Interenergy Common Stock, Series A Preferred and Series B Preferred taken together being Dissenters' Shares. There can be no assurance that all of the conditions set forth in the Merger Agreement will be satisfied or waived. See "Certain Terms of the Merger Agreement -- Conditions to the Merger."

     Indemnification of Directors and Officers. For two years after the Effective Date, K N has agreed (i) to indemnify and hold harmless all directors and officers, among others, of Interenergy and its subsidiaries for certain acts and omissions occurring on or prior to the Effective Date, and (ii) to maintain directors' and officers' liability insurance for such persons with coverage no less favorable than that currently maintained by K N for its own directors and officers. See "The Merger -- Interests of Certain Persons in the Merger -- Indemnification of Directors and Officers."

     No Solicitation. The Merger Agreement provides that Interenergy will not, directly or indirectly, solicit or participate in any proposals with respect to, furnish any information relating to, participate in any discussions concerning, or enter into or consummate any agreement providing for, any disposition of all or substantially all the assets of, or the issuance of any equity securities of, Interenergy or any subsidiary, or any merger involving Interenergy or any subsidiary, other than the Merger.

     Termination or Amendment of Merger Agreement. The Merger Agreement may be terminated, whether before or after the Interenergy Special Meeting, (i) by the mutual consent of K N and Interenergy or (ii) by either party if the Merger is not effected on or before December 31, 1997 (provided that the Commission declares effective this Proxy Statement/Prospectus on or before December 1, 1997, and other than as a result of a breach of the Merger Agreement by the party seeking termination) or (iii) by either party if the Merger is not effected on or before January 31, 1998 (provided that the Commission declares effective this Proxy Statement/Prospectus after December 1, 1997, and other than as a result of a breach of the Merger Agreement by the party seeking termination). The Merger Agreement may be amended upon the written agreement of K N, Sub and Interenergy.

     Employee Benefits. The Merger Agreement provides that, after the Effective Date, Interenergy will continue to maintain Interenergy's employees' compensation levels, and other employment benefit plans, policies and programs provided by Interenergy as of the date of the Merger Agreement, or provide alternate compensation and benefits which are substantially equivalent in the aggregate. See "Certain Terms of the Merger Agreement -- Employee Benefits."

     Certain Federal Income Tax Consequences. The Merger is intended to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), so that no gain or loss would be recognized by K N, Interenergy or the shareholders of Interenergy, except for gain or loss attributable to cash received by such shareholders in the Merger. See "The Merger -- Certain Federal Income Tax Consequences" and "-- Tax Opinion."

     Accounting Treatment. The Merger will be accounted for as a purchase in accordance with generally accepted accounting principles. See "The
Merger -- Accounting Treatment."

     Governmental and Regulatory Approvals. On September 12, 1997, K N and Interenergy filed notification reports under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice ("DOJ"). Effective September 25, 1997, the FTC granted requests for early termination of the waiting periods under the HSR Act, satisfying one of the conditions to the Merger. The issuance by K N of shares of K N Common Stock in the Merger is also subject to the approval of the Colorado Public Utility Commission (the "PUC"). See "The Merger -- Governmental and Regulatory Approvals." K N and Interenergy are aware of no other governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable securities laws.

     Dissenters' Rights. Colorado law affords dissenters' rights to shareholders of Interenergy who object to the Merger and who vote against or abstain from voting in favor of the Merger Agreement. Holders of Interenergy Common Stock, Series A Preferred and Series B Preferred have the right to dissent from the Merger and to receive payment of their shares upon full compliance with Article 113 of the CBCA. A copy of Article 113 of the CBCA is attached hereto as Appendix B. See "Dissenters' Rights."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of the Interenergy Board and certain executive officers of Interenergy have certain interests respecting the Merger separate from their interests as holders of Interenergy Common Stock or Series A Preferred, including those referred to above under "-- Indemnification of Directors and Officers." See "The Merger -- Interests of Certain Persons in the Merger" below for additional information, including a description of the interests of two such persons in certain proposed post-Merger consulting agreements and the extension of certain indebtedness owed by them to a subsidiary of Interenergy, as well as a description of the prepayment of $1,500,000 in Interenergy subordinated debt.

COMPARATIVE RIGHTS OF INTERENERGY AND K N SHAREHOLDERS

     Rights of shareholders of Interenergy are currently governed by Colorado law, the Interenergy Charter and Interenergy's Bylaws. Upon consummation of the Merger, holders of Interenergy Common Stock and of Series A Preferred will become common shareholders of K N and their rights as common shareholders of K N will be governed by Kansas law, the Restated Articles of Incorporation of K N, as amended (the "K N Charter"), and K N's Bylaws. There are various differences between the rights of holders of Interenergy Common Stock and of Series A Preferred and the rights of holders of K N Common Stock. See "Comparative Rights of Interenergy and K N Shareholders" and "Description of K N Capital Stock."

RISK FACTORS

     Interenergy shareholders are urged to consider the matters set forth under "Risk Factors" in deciding whether to vote for the approval of the Merger Agreement.

SUMMARY HISTORICAL FINANCIAL INFORMATION

     K N Selected Historical Financial Data. The following table sets forth selected historical consolidated statement of income data of K N, historical consolidated statement of cash flows data, and historical consolidated balance sheet data, in each case for each of the years ended December 31, 1996, 1995, 1994, 1993 and 1992, and also for the six months ended June 30, 1997 and 1996. The data contained in this table have been derived from K N's historical consolidated financial statements and should be read in conjunction with such statements and the notes thereto, which are incorporated by reference into this Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference."

                                      K N
                 DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                             SIX MONTHS ENDED
                                                 JUNE 30,                           YEAR ENDED DECEMBER 31,
                                            -------------------   ------------------------------------------------------------
                                              1997       1996        1996         1995         1994         1993        1992
                                            --------   --------   ----------   ----------   ----------   ----------   --------
HISTORICAL CONSOLIDATED STATEMENT OF
  INCOME DATA:(1)
  Operating Revenues......................  $847,320   $661,588   $1,440,482   $1,111,398   $1,091,277   $1,048,959   $836,102
  Operating Income........................  $ 63,837   $ 57,860   $  134,801   $  115,362   $   54,879   $   80,874   $ 83,961
  Income from Continuing Operations Before
    Income Taxes..........................  $ 47,899   $ 41,178   $   99,716   $   81,572   $   24,821   $   49,468   $ 54,410
  Income from Continuing Operations.......  $ 31,230   $ 86,355   $   63,819   $   52,522   $   15,321   $   30,869   $ 36,342
  Preferred Stock Dividends...............  $    175   $    199   $      398   $      492   $      630   $      853   $  2,976
  Income from Continuing Operations
    Available for Common Stock............  $ 31,055   $ 26,156   $   63,421   $   52,030   $   14,691   $   30,016   $ 33,366
  Income from Continuing Operations Per
    Common Share..........................  $   0.99   $   0.90   $     2.14   $     1.83   $     0.52   $     1.09   $   1.34
  Dividends Per Common Share..............  $   0.54   $   0.52   $     1.05   $     1.01   $     0.76   $     0.76   $   0.51
  Ratio of Earnings to Fixed Charges......      2.45       2.92         3.21         3.07         1.69         2.41       2.61
HISTORICAL CONSOLIDATED STATEMENT OF CASH
  FLOWS DATA:(1)
  Net Cash Flows Provided by Operating
    Activities............................  $ 60,753   $ 83,317   $   73,959   $  129.580   $   91,212   $   67,943   $ 51,021

                                                                                        DECEMBER 31,
                                                  JUNE 30,     --------------------------------------------------------------
                                                    1997          1996         1995         1994         1993         1992
                                                 -----------   ----------   ----------   ----------   ----------   ----------
                                                 (UNAUDITED)
HISTORICAL CONSOLIDATED BALANCE SHEET DATA:
  Total Assets.................................  $1,734,171    $1,629,720   $1,257,457   $1,172,384   $1,169,275   $1,007,411
                                                 ==========    ==========   ==========   ==========   ==========   ==========
  Capitalization:
    Common Stockholders' Equity................  $  550,967    $  519,794   $  426,794   $  393,686   $  391,462   $  347,738
    Preferred Stock............................       7,000         7,000        7,000        7,000        7,000       26,310
    Preferred Stock Subject to Mandatory
      Redemption(2)............................          --            --          572        1,715        2,858        4,500
    K N-Obligated Mandatorily Redeemable
      Capital Trust Pass-through Securities of
      Subsidiary Trust.........................       1,000            --           --           --           --           --
    Long-Term Debt(2)..........................     412,912       423,676      315,564      334,644      335,190      303,224
                                                 ----------    ----------   ----------   ----------   ----------   ----------
Total Capitalization...........................  $1,070,879    $  950,470   $  749,896   $  737,045   $  736,510   $  681,772
                                                 ==========    ==========   ==========   ==========   ==========   ==========
Book Value Per Common Share....................  $    17.58    $    17.16   $    15.19   $    14.25   $    14.39   $    13.60

---------------

(1) Excludes extraordinary item or discounted operations, as applicable

(2) Excludes current maturities.

     Interenergy Selected Historical Financial Data. The following table sets forth selected consolidated historical financial data of Interenergy. Statement of Operations data for each of the three years in the period ended December 31, 1996 and balance sheet data as of December 31, 1996 and 1995 have been derived from the audited consolidated financial statements of Interenergy contained herein. Statement of Operations data for the six-month periods ended June 30, 1997 and 1996 and balance sheet data as of June 30, 1997 are derived from the unaudited consolidated financial statements of Interenergy contained herein. Statement of Operations data for each of the two years in the period ended December 31, 1993 and balance sheet data as of December 31, 1994, 1993 and 1992 are derived from audited consolidated financial statements of Interenergy not contained herein. The selected historical financial data should be read in conjunction with "Additional Information Regarding
Interenergy -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Interenergy consolidated financial statements and related notes thereto, each included elsewhere herein.

                                            SIX MONTHS ENDED
                                                JUNE 30,                    YEAR ENDED DECEMBER 31,
                                            -----------------   -----------------------------------------------
                                             1997      1996      1996      1995      1994      1993      1992
                                            -------   -------   -------   -------   -------   -------   -------
                                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Natural gas sales.......................  $63,696   $34,667   $86,943   $89,975   $96,794   $55,306   $12,521
  Natural gas gathering...................      514       270       753       164       192       241        55
  Natural gas liquids sales...............      810       610     1,423       600       458       353        60
  Management fees from partnerships.......      129       139       284       283       355       367       404
  Equity in partnership income............      190        81       384       251       165        35       101
                                            -------   -------   -------   -------   -------   -------   -------
         Total Revenues...................   65,339    35,767    89,787    91,273    97,964    56,302    13,141
  Natural gas purchases...................   53,464    27,614    72,263   79, 150    88,663    47,029    11,090
  Natural gas transportation..............    7,642     4,310     9,245     6,685     5,314     4,685     1,045
  Facility operations.....................      817       482     1,289       935     1,091       809       128
  General and administrative expenses.....    2,106     2,223     4,459     3,668     3,153     2,345       790
  Depreciation and amortization...........      779       452     1,172       470       426       308        76
                                            -------   -------   -------   -------   -------   -------   -------
    Operating income (loss)...............      531       686     1,359       365      (683)    1,126        12
  Interest expense........................     (366)     (206)     (571)     (272)     (203)     (195)      (66)
  Interest income.........................       39        52       123        97        91        89         2
  Other income (expenses).................      215         9       (22)       21        37        30        35
                                            -------   -------   -------   -------   -------   -------   -------
    Earnings (loss) before income taxes...      419       541       889       211      (758)    1,050       (17)
  Income tax (provision) benefit..........     (167)     (212)     (351)      (81)      258      (419)      (31)
                                            -------   -------   -------   -------   -------   -------   -------
    Net income (loss).....................      252       329       538       130      (500)      631       (48)
  Preferred stock dividends...............     (230)     (197)     (425)     (360)     (240)        0         0
                                            -------   -------   -------   -------   -------   -------   -------
    Net income (loss) attributable to
      common shareholders.................  $    22   $   132   $   113   $  (230)  $  (740)  $   631   $    48
                                            =======   =======   =======   =======   =======   =======   =======
BALANCE SHEET DATA (AT END OF PERIODS):
  Total assets............................  $30,428   $23,898   $39,092   $14,349   $27,535   $16,014   $10,349
  Total debt and capital lease
    obligations...........................   10,334     6,267     9,186     1,545     4,682     1,576     3,189
  Preferred stock.........................    6,003     6,003     6,003     4,353     4,353     4,353         0
  Total shareholders' equity..............  $ 8,629   $ 8,628   $ 8,607   $ 4,534   $ 4,744   $ 5,504   $   556

COMPARATIVE PER SHARE DATA OF K N AND INTERENERGY

     The following table sets forth certain selected per share data for K N and Interenergy on historical and pro forma combined bases. The pro forma financial data assume that the Merger had been consummated at the beginning of the earliest period presented and give effect to the Merger as a purchase under generally accepted accounting principles. Book value data for all pro forma representations are based upon the number of outstanding shares of K N Common Stock adjusted to include the shares of K N Common Stock expected to be issued in the Merger, assuming no Dissenters' Shares, and assuming an Average Market Price of $40. Based on these assumptions and the number of shares of Interenergy Common Stock and Series A Preferred outstanding at the close of business on September 30, 1997, holders of Interenergy Common Stock and Series A Preferred would receive an aggregate of approximately 567,528 shares of K N Common Stock upon the consummation of the Merger. See also the K N historical consolidated financial statements incorporated herein by reference, and the Interenergy historical consolidated financial statements and related notes included elsewhere herein.

                                                                 AT OR FOR
                                                                  THE SIX        AT OR FOR
                                                                   MONTHS        THE YEAR
                                                                   ENDED           ENDED
                                                                  JUNE 30,     DECEMBER 31,
                                                                    1997           1996
                                                                ------------   -------------
                                                                (DOLLARS IN THOUSANDS EXCEPT
                                                                     PER SHARE AMOUNTS)
K N Historical
  Income per common share...................................     $      0.99     $      2.14
  Cash dividends declared per common share..................     $      0.54     $      1.05
  Book value per common share...............................     $     17.58     $     17.16
Interenergy Historical
  Income per common share...................................     $      0.01     $      0.05
  Cash dividends declared per common share..................     $        --     $        --
  Book value per common share...............................     $      2.01     $      2.00
K N Unaudited Pro Forma
  Income per common share...................................     $      0.93     $      2.04
  Cash dividends declared per common share..................     $      0.54     $      1.05
  Book value per common share...............................     $     17.98     $     17.58
Interenergy Equivalent Pro Forma for one share of K N Common
  Stock
  Income per common share...................................     $      0.06     $      0.31
  Cash dividends declared per common share..................     $        --     $        --
  Book value per common share...............................     $     12.31     $     12.24
Calculation of Pro Forma Number of Shares Used in Computing
  EPS:
  Historical K N............................................      31,265,425      29,624,036
  Shares of K N expected to be issued.......................         567,528         567,528
                                                                 -----------     -----------
  Pro Forma Number of Shares Used in Computing EPS..........      31,832,953      30,191,564
                                                                 ===========     ===========
Calculation of Pro Forma Number of Shares Outstanding:
  Historical K N............................................      31,343,368      30,295,792
  Shares of K N expected to be issued.......................         567,528         567,528
                                                                 -----------     -----------
  Pro Forma Number of Shares Outstanding....................      31,910,896      30,863,320
                                                                 ===========     ===========
Calculation of Pro Forma Common Stockholders' Equity:
  Historical K N............................................     $   550,967     $   519,794
  Market Value of Shares of K N expected to be issued.......          22,701          22,701
                                                                 -----------     -----------
  Pro Forma Common Stockholders' Equity.....................     $   573,668     $   542,495
                                                                 ===========     ===========
  Market Price per share of K N Common on Effective Date....                     $        40
Calculation of K N Pro Forma Earnings Available for Common:
  Historical K N............................................          31,055          63,421
  Historical Interenergy....................................              22             113
                                                                 -----------     -----------
                                                                      31,077          63,534
                                                                 -----------     -----------
  Pro Forma Adjustments:
     KNGG Gas Purchases from Interenergy....................            (151)           (387)
     KNI Transportation for Interenergy.....................          (1,793)         (2,505)
     KNGG Gathering for Interenergy (billed by KNI).........             (88)           (278)
     Income Tax Effect of Adjustments.......................             707           1,141
                                                                 -----------     -----------
                                                                      (1,325)         (2,029)
                                                                 -----------     -----------
  K N Pro Forma Earnings Available for Common...............          29,752          61,505
                                                                 ===========     ===========

MARKET PRICE DATA

     The K N Common Stock is traded on the NYSE under the symbol "K N." There is no established public trading market for Interenergy Common Stock, Series A Preferred or Series B Preferred. See "Market Prices of K N Common Stock and Dividend Information" and "Additional Information Regarding Interenergy -- Market Price and Dividends on Interenergy Common Stock and Related Shareholder Matters."

     On August 22, 1997, the last trading day prior to the announcement by K N and Interenergy that they had reached an agreement concerning the Merger, the closing per share sale price of K N Common Stock, as reported on the NYSE composite tape, and the market values of the Interenergy Common Stock, Series A Preferred and Series B Preferred, on an equivalent per share basis (and assuming a $40 per share value for K N Common Stock and that K N is entitled to all cash escrowed on the Effective Date), were as indicated in the following table:

                    SECURITY                         MARKET VALUE (AND BASIS OF VALUE)
                    --------                         ---------------------------------
K N Common Stock.................................  $40 (historical)
Interenergy Common Stock.........................  $6.53 (equivalent per share basis)
Series A Preferred...............................  $19.59 (equivalent per share basis)
Series B Preferred...............................  $8.50 (equivalent per share basis)

     See the cover page of this Proxy Statement/Prospectus for a recent closing per share sale price of K N Common Stock.

     Following the Merger, K N Common Stock will continue to be traded on the NYSE. Following the Merger, Interenergy Common Stock, Series A Preferred and Series B Preferred will cease to exist, and so there will be no market for such stock.

                                  RISK FACTORS

     Holders of Interenergy Common Stock and Series A Preferred should carefully consider all of the information contained in this Proxy Statement/Prospectus including, in particular, the following:

MERGER CONSIDERATION

     In determining whether to approve the transactions pursuant to the Merger Agreement, shareholders of Interenergy Common Stock and Series A Preferred should consider that the price of K N Common Stock at the Effective Date, as well as the prices at the date of this Proxy Statement/Prospectus and at the date of the Interenergy Special Meeting, may vary as a result of changes in the business, operations or prospects of K N, general market and economic conditions and other factors. Although it is anticipated that the Effective Date will occur shortly after the Interenergy Special Meeting, the Effective Date may occur at a later date than the date of the Interenergy Special Meeting and, therefore, there can be no assurance that the sales price of K N Common Stock on the date of the Interenergy Special Meeting will be indicative of the sales price of K N Common Stock at or after the Effective Date. Shareholders of Interenergy should also consider that the number of shares of K N Common Stock to be delivered upon consummation of the Merger to holders of Interenergy Common Stock and Series A Preferred is subject to a collar mechanism, and so may also vary depending upon what the Average Market Price for K N Common Stock is for the twenty trading days ending two days prior to the Effective Date. See "Certain Terms of The Merger Agreement -- Manner and Basis of Converting Shares."

     THERE CAN BE NO ASSURANCE WITH RESPECT TO ANY MARKET PRICE OF K N COMMON STOCK. BROAD MARKET FLUCTUATIONS, AS WELL AS GENERAL ECONOMIC OR POLITICAL CONDITIONS, MAY ADVERSELY AFFECT THE MARKET PRICE OF THE K N COMMON STOCK, REGARDLESS OF THE ACTUAL PERFORMANCE OF K N.

                      THE PARTIES TO THE MERGER AGREEMENT

K N AND SUB

     K N Energy, Inc. was incorporated in Kansas in 1927. K N is an integrated energy services company with operations that include natural gas gathering, processing, marketing, field services, storage, transportation and energy commodity sales of natural gas and natural gas liquids and power marketing. The Company also sells innovative products and services, such as its Simple Choice(SM) menu of products and call center services designed for consumers, utilities and commercial entities. K N has operations in nine states in the Rocky Mountain and Mid-Continent regions.

     Sub is a wholly-owned subsidiary of K N, incorporated in Colorado on August 21, 1997 for the sole purpose of the Merger. Sub engages in no other business and has no significant assets or liabilities.

     The principal executive offices of K N and Sub are located at 370 Van Gordon Street, Lakewood, Colorado 80228-8304, and K N's telephone number is
(303) 989-1740.

     Additional information respecting K N is included in the Company's reports and other documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information" and "Incorporation of Certain Documents by Reference."

INTERENERGY

     Interenergy is engaged in the business of constructing, acquiring and operating natural gas gathering and processing facilities and marketing natural gas and natural gas liquids to industrial and commercial end users primarily located in the Rocky Mountain and Mid-Continent regions of the United States. Interenergy is a Colorado corporation; its principal executive offices are located at 1700 Broadway, Suite 1150, Denver, Colorado 80290, and its telephone number is (303) 860-8949. For further information concerning Interenergy, see "Additional Information Regarding Interenergy" and "Interenergy Financial Statements."

                          INTERENERGY SPECIAL MEETING

DATE, PLACE AND TIME

     The Interenergy Special Meeting will be held on December   , 1997 at 10:00
a.m., mountain time, at the offices of Holland & Hart, LLP, 555 Seventeenth Street, Suite 3200, Denver, Colorado 80202.

PURPOSE

     At the Interenergy Special Meeting, holders of Interenergy Common Stock will consider and vote upon a proposal to approve the Merger Agreement and to transact such other business as may properly come before the Interenergy Special Meeting.

     The Interenergy Board has unanimously determined that the Merger is fair, equitable and in the best interests of Interenergy and its shareholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby. THE INTERENERGY BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF INTERENERGY VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AT THE INTERENERGY SPECIAL MEETING. See "The Merger -- Interenergy's Reasons for the Merger; Recommendation of its Board of Directors."

RECORD DATE; VOTING RIGHTS

     Only holders of record of Interenergy Common Stock, Series A Preferred and
Series B Preferred at the close of business on November   , 1997 (the
"Interenergy Record Date") are entitled to receive notice of and to vote at the Interenergy Special Meeting. At the close of business on the Interenergy Record Date, there were outstanding 1,974,527 shares of Interenergy Common Stock, 500,000 shares of Series A Preferred and 194,159 shares of Series B Preferred. Under the Interenergy Charter, approval of the Merger Agreement requires the affirmative vote of sixty percent (60%) of the Interenergy Voting Shares. In addition, under the CBCA, each class of shares is entitled to vote separately on the approval of the Merger Agreement at the Interenergy Special Meeting. For purposes of this class vote, the registered holder of each share of Interenergy Common Stock, Series A Preferred and Series B Preferred, respectively, is entitled to one vote.

QUORUM

     The holders of one-third of the Interenergy Voting Shares outstanding and entitled to vote as well as the holders of a majority of each of the Interenergy Common Stock, Series A Preferred and Series B Preferred must be present in person or represented by proxy at the Interenergy Special Meeting in order for a quorum to be present. Shares represented by proxies that are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum on all matters, as will shares that are represented by proxies that are executed by any broker, fiduciary or other nominee on behalf of the beneficial owner(s) thereof, regardless of whether authority to vote is withheld by such broker, fiduciary or nominee on one or more matters.

     In the event that a quorum is not present at the Interenergy Special Meeting, it is expected that such meeting will be adjourned or postponed to allow for the solicitation of additional proxies.

PROXIES

     All shares of Interenergy Common Stock, Series A Preferred and Series B Preferred that are represented by properly executed proxies received by Interenergy prior to or at the Interenergy Special Meeting and not revoked will be voted at the Interenergy Special Meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares will be voted FOR approval of the Merger Agreement. The Interenergy Board does not know of any other matters to be brought before the Interenergy Special Meeting. If any other matters are properly presented at the Interenergy Special Meeting for action, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

     An Interenergy shareholder who has given a proxy may revoke it at any time prior to its exercise by filing a written notice of such revocation with the Secretary of Interenergy at or prior to the Interenergy Special Meeting, by delivering to Interenergy a duly executed, later dated proxy or by attending the Interenergy Special Meeting and voting in person (although attendance at the Interenergy Special Meeting will not in and of itself constitute a revocation of a proxy). All written notices of revocation and other communications with respect to revocation of proxies in connection with the Interenergy Special Meeting should be addressed to Interenergy Corporation, 1700 Broadway, Suite 1150, Denver, Colorado 80290, Attention: James P. Rode, Secretary.

SOLICITATION OF PROXIES

     Proxies are being solicited hereby on behalf of the Interenergy Board, which has unanimously approved the Merger Agreement and the transactions contemplated thereby. All expenses incurred in connection with the solicitation of proxies by and on behalf of the Interenergy Board will be borne by Interenergy (other than expenses associated with the preparation and printing of this Proxy Statement/Prospectus, which will be borne by K N). In addition to the use of the mails, proxies may be solicited personally or by telephone by directors, officers and employees of Interenergy who will not be additionally compensated therefor, but may be reimbursed for their out-of-pocket expenses incurred in connection with such solicitation.

REQUIRED VOTE

     Approval of the Merger Agreement will involve a two-step process. Under the Interenergy Charter, such approval will require the affirmative vote of the holders of sixty percent of the Interenergy Voting Shares outstanding on the Interenergy Record Date. In addition, Interenergy has taken the position that the CBCA will require that a second vote be held, under which approval will require the affirmative vote, by class, of the holders of two-thirds of the shares of each of the Interenergy Common Stock, Series A Preferred and Series B Preferred, in each case outstanding on the Interenergy Record Date. Abstentions and votes that are not cast because the nominee-broker either lacks or fails to exercise discretionary authority with respect to the proposal to approve the Merger Agreement will have the effect of votes against such proposal. At the close of business on the Interenergy Record Date, (i) certain directors and executive officers of Interenergy beneficially owned an aggregate of approximately 40.44% of the Interenergy Voting Shares and 71.18% of the Interenergy Common Stock; and (ii) entities affiliated with certain other directors directly owned an aggregate of approximately 37.63% of the Interenergy Voting Shares and 87.15% of the Series A Preferred.

DISSENTERS' RIGHTS

     Holders of Interenergy Voting Shares and Series B Preferred have the right to dissent from the Merger and to receive payment of the fair value of their shares upon full compliance with Article 113 of the CBCA. A copy of Article 113 of the CBCA is attached hereto as Appendix B. If more than 10% of the shares of Interenergy Common Stock, Series A Preferred and Series B Preferred, taken as a whole, outstanding immediately prior to the Effective Date are Dissenters' Shares, K N will have the right to decline to consummate the Merger. See "Dissenters' Rights" and "Certain Terms of the Merger Agreement -- Conditions to the Merger."

INTERENERGY ANNUAL MEETING

     If the Merger is not consummated, Interenergy's next annual meeting is scheduled to be held on Tuesday, April 21, 1998. All proposals of shareholders intended to be presented at such annual meeting must be received by Interenergy by no later than December 12, 1997.

                                   THE MERGER

     The description of the Merger and the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the First Amendment, a conformed copy of each of which is attached hereto as Appendix A and incorporated herein by reference.

GENERAL

     On the Effective Date, Sub will be merged with and into Interenergy, with Interenergy continuing as the surviving corporation and a wholly-owned subsidiary of K N. As a result of the Merger, the separate corporate existence of Sub will cease, and Interenergy will succeed to all the rights and be responsible for all the obligations of Sub, in accordance with the CBCA.

     On the Effective Date, each share of Interenergy Common Stock outstanding (other than Dissenters' Shares) will be converted into a number of shares of K N Common Stock to be based on the arithmetic average of the daily closing price per share of K N Common Stock for the twenty trading days ending two days prior to the Effective Date, as reported on the NYSE (the "Average Market Price"), as follows:

          (i) if the Average Market Price is between $38 and $44, inclusive, each holder of shares of Interenergy Common Stock will receive 0.17165 shares of K N Common Stock for each share of Interenergy Common Stock, less the Escrow Adjustment and the Price Adjustment, each as described below;

          (ii) if the Average Market Price is less than $38, the number of shares of K N Common Stock that holders will receive for each share of Interenergy Common Stock will equal the quotient of $6.52 divided by the Average Market Price, less the Escrow Adjustment and the Price Adjustment; and

          (iii) if the Average Market Price exceeds $44, the number of shares of K N Common Stock that holders will receive for each share of Interenergy Common Stock will equal the quotient of $7.55 divided by the Average Market Price, less the Escrow Adjustment and the Price Adjustment.

     The number of shares of K N Common Stock that holders of Interenergy Common Stock and Series A Preferred will receive in the Merger will be reduced by the Escrow Adjustment to take into account the per share allocation of the aggregate sum of $500,000 that will be deposited by K N into an escrow account on the Effective Date pursuant to the terms of the Merger Agreement, pending an audit of certain specified liabilities of Interenergy. In the event that such liabilities are less than or equal to the amount specified in the Merger Agreement, the funds on deposit in the escrow account will be distributed pro rata to holders of Interenergy Common Stock and Series A Preferred other than Dissenters' Shares as of the Effective Date. (Each share of Series A Preferred will be treated as though converted in the Merger into three shares of Interenergy Common Stock.) In addition, to the extent that such liabilities are less than the amount specified in the Merger Agreement, K N will contribute additional funds, up to a maximum of $500,000, for distribution on a pro rata basis to holders of Interenergy Common Stock and Series A Preferred as of the Effective Date in an amount equal to the amount by which such liabilities are less than the amount specified in the Merger Agreement. If the specified liabilities of Interenergy exceed the amount specified in the Merger Agreement, such excess amount, up to a maximum of $500,000, will be distributed to K N from the funds in the escrow account, with any balance being distributed pro rata to holders of Interenergy Common Stock and Series A Preferred as of the Effective Date. THERE CAN BE NO ASSURANCE (I) THAT THERE WILL BE ANY REMAINING AMOUNT IN THE ESCROW ACCOUNT OR (II) THAT ADDITIONAL FUNDS WILL BE CONTRIBUTED BY K N, IN EACH CASE, FOR DISTRIBUTION TO THE HOLDERS OF INTERENERGY COMMON STOCK AND SERIES A PREFERRED. The number of shares of K N Common Stock to be received by holders of Interenergy Common Stock and Series A Preferred will be further reduced by the Price Adjustment to take into account a reduction in the Merger consideration of $750,000 that reflects the agreed on resolution of certain due diligence items. The $750,000 price reduction will be borne on a pro rata basis by holders of Interenergy Common Stock, Series A Preferred, Interenergy Options and Interenergy Warrants. See "Certain Terms of the Merger Agreement -- Manner and Basis for Converting Shares."

     Each share of Series A Preferred (other than Dissenters' Shares) will be converted on the Effective Date into (i) the same number of shares of K N Common Stock as would have resulted had such share been converted immediately prior to the Merger into three shares of Interenergy Common Stock; and (ii) an amount of cash representing the accrued but unpaid dividends owing on each such share of Series A Preferred.

     Each share of Series B Preferred (other than Dissenters' Shares) will be converted in the Merger into $8.50 in cash, plus an amount of cash representing the accrued but unpaid dividends owing on each such share of Series B Preferred.

     Cash will be paid for fractional shares of K N Common Stock that otherwise would be received by holders of Interenergy Common Stock and Series A Preferred, based on the Average Market Price. In addition, holders of certain Interenergy Options and Interenergy Warrants will receive cash in exchange for such options and warrants. All Interenergy Options and Interenergy Warrants, as well as all Interenergy Common Stock, Series A Preferred and Series B Preferred (except Dissenters' Shares) shall be canceled and cease to exist on the Effective Date. See "Certain Terms of the Merger Agreement -- Interenergy Options and Warrants." For a complete discussion of the Merger consideration, see "Certain Terms of the Merger Agreement -- Manner and Basis of Converting Shares."

     Notwithstanding the foregoing, holders of Interenergy Common Stock, Series A Preferred and Series B Preferred have the right to dissent from the Merger and to receive payment of the fair value of their shares upon full compliance with
Article 113 of the CBCA. If holders of more than 10 percent of the shares of Interenergy Common Stock, Series A Preferred and Series B Preferred, taken as a whole, outstanding immediately prior to the Effective Date properly exercise dissenters' rights, K N will have the right to decline to consummate the Merger. See "Certain Terms of the Merger Agreement -- Conditions to the Merger" and "Dissenters' Rights."

     Based upon the number of shares of K N Common Stock and Interenergy Common Stock and Series A Preferred outstanding as of the Interenergy Record Date, approximately 32.6 million shares of K N Common Stock will be outstanding immediately following the Effective Date (assuming an Average Market Price of $40 and no Dissenters' Shares), of which approximately 570,000 shares, representing approximately 2% of the total, will be held by former holders of Interenergy Common Stock and Series A Preferred.

     The Effective Date will occur on the date and time of filing of Articles of Merger with the Secretary of State of the State of Colorado, which is anticipated to occur promptly after the approval of the Merger Agreement by the shareholders of Interenergy, and following the satisfaction or waiver of the other conditions to the obligations of each of the parties to the Merger Agreement. See "Certain Terms of the Merger Agreement -- Conditions to the Merger."

BACKGROUND OF THE MERGER

     As deregulation of the natural gas industry has proceeded over the past several years, greater emphasis has been placed on the unbundling of natural gas services previously provided and billed as aggregate service. The separation and resulting differentiation of the various services comprising the course of natural gas from wellhead to burner tip, including gathering, processing, storage, transportation and marketing, have created a role for independent gathering, processing and marketing companies such as Interenergy. Commensurate with the disaggregation of the different sectors of the gas industry and development of a distinct gathering, processing and marketing industry has been a dramatic increase in the level of competition to provide natural gas services to natural gas producers and commercial and industrial end users.

     Over the period from 1995 through 1997, Interenergy began to expand its natural gas gathering and processing operations by construction and acquisition of additional natural gas gathering and processing facilities in the Rocky Mountain region. Interenergy significantly expanded its Hiland Gas Processing Plant, located in Worland, Wyoming, and its Lignite Gas Processing Plant, located in Lignite, North Dakota. Interenergy also acquired several natural gas gathering systems from Williston Basin Interstate Pipeline Company. Each of these expansions and acquisitions was conducted to provide additional gathering and processing services to natural gas and oil producers.

     Additionally during this period, Interenergy significantly expanded its natural gas marketing activities through the acquisition of the natural gas marketing assets of Premier Enterprises, Mar Oil and Gas, Nebraska Gas Transportation Company and Kansas Gas Transport. The acquisition of these marketing assets and the internal growth of Interenergy's existing marketing activities allowed Interenergy to offer an increasing level of natural gas supply and sales alternatives to a growing geographical base of industrial and commercial end users.

     In the fall of 1996, the Interenergy Board began to discuss various strategic alternatives for Interenergy, including the possible merger of Interenergy with a larger entity. Given the multitude of growth opportunities available to Interenergy, Interenergy was presented with the need for additional investment capital to continue to expand its position in the gathering and processing business in Wyoming and additional credit capacity to expand its marketing activities in the Rocky Mountain and Mid-Continent regions of the United States.

     A decision was made by the Interenergy Board to retain Rauscher and Dillon Read, (collectively, the "Interenergy Financial Advisors") to serve as its financial advisors and to investigate various strategic alternatives for Interenergy. On April 16, 1997, the Interenergy Board retained the Interenergy Financial Advisors to explore alternatives that would maximize shareholder value and provide additional investment capital and working capital for Interenergy to continue to expand its business activities.

     The Interenergy Financial Advisors advised the Interenergy Board that Interenergy's shareholder value would be best enhanced through the combination of Interenergy's regional expertise and opportunities with that of a larger national or superregional natural gas company with interests in gathering, processing and marketing activities and with access to significantly greater financial resources. Subsequently, the Interenergy Financial Advisors prepared informational materials describing Interenergy.

     Beginning in the second quarter of 1997, the Interenergy Financial Advisors solicited indications of interest from companies that were believed to offer the strongest strategic opportunities for Interenergy. Upon executing a confidentiality agreement, the contacted parties were forwarded the information materials on Interenergy. In connection with the process, the participants were given the opportunity to conduct limited due diligence on Interenergy and received a set of procedures for the submission of definitive proposals. The procedures set forth delivery instructions, requested final and binding offers, required that offers be submitted by 12:00 noon on June 20, 1997 to Rauscher, required that offers remain firm and binding through 5:00 p.m. on July 11, 1997, and stated that all proposals would be evaluated by Interenergy and the Interenergy Financial Advisors.

     As part of their limited due diligence, each party was invited to attend a management presentation further describing the business and prospects of Interenergy. These presentations were given between May 29 and June 5, 1997.

     The Interenergy Financial Advisors received responses from four entities, including K N, concerning their interest in acquiring the stock or assets of Interenergy. The Interenergy Financial Advisors presented these responses to the Interenergy Board. The Interenergy Board determined that, based on the economic value offered at closing, the tax treatment of the transaction and the other considerations discussed below under "-- Interenergy's Reasons for the Merger; Recommendation of its Board of Directors," the offer submitted by K N would provide the best alternative for Interenergy's shareholders.

     Interenergy and K N entered into negotiations to further refine K N's offer to purchase Interenergy and, on July 21, 1997, executed a letter of intent that contained the terms on which the parties were willing to proceed toward the consummation of a merger. Negotiations over the Merger Agreement then commenced, leading to its execution on August 25, 1997.

     After K N's completion of its full due diligence investigation of Interenergy and Interenergy's business operations and assets, pursuant to the terms of the Merger Agreement K N and Interenergy agreed upon a reduction in the Merger consideration to be paid by K N, and executed the First Amendment on November 5, 1997 to document such reduction.

K N'S REASONS FOR THE MERGER

     The Merger will offer K N the ability to expand its gathering and processing segments into new areas that are located within K N's Northern Plains Region, in particular into Wyoming's Bighorn Basin where a substantial portion of Interenergy's gathering and processing assets and located, in a fashion that is both economic and strategic. The transaction is consistent with the Company's stated objectives of consolidating basin assets, contributing to the overall value stream (from gathering to marketing), and aggregating low cost reserves at the west end of the Company's Pony Express Pipeline.

     The transaction will also create benefits for, and receive benefits from, the Company's joint venture Wildhorse LLC, as K N's co-venturer, Tom Brown, Inc., develops acreage in the Bighorn Basin.

     In the marketing segment, K N will be able to consolidate Interenergy's markets within K N's existing marketing areas which will facilitate synergies in personnel as well as expand the existing K N coverage in terms of customers and volumes.

     K N's and Interenergy's activities cover complementary gas supply basins, service territories, and marketing areas. Integration of both companies' operating regions, facilities and services presents opportunities for more effective competition by the combined company. The combined company should attain economies of scale in operations and should be able to reduce overall administrative overhead costs, making it a more competitive service provider from the natural gas wellhead to the burnertip. K N's shareholders should benefit from the Merger as a result of the combined company's enhanced prospects for future growth, which will enhance the Company's total value stream.

     The combined company, on a fully consolidated basis, will gather, transport and sell an aggregate of approximately 960.1 trillion British thermal units of natural gas per year. After the Merger, the combined company will have approximately 16,115 total miles of transmission and gathering pipeline that serve direct markets and also interconnect with other major pipelines. (Estimates contained in this paragraph are based on information of K N and Interenergy as of December 31, 1996.) The combined company will offer natural gas shippers greater access to natural gas markets and natural gas buyers access to more supply areas throughout the United States than either company currently offers and, therefore, should be better able to use existing pipeline system capacity.

     The Merger fulfills stated strategic goals of K N to maximize value-creating opportunities by providing and moving natural gas in the vital U.S. energy resource regions of the Rocky Mountains and the Mid-Continent, by acquiring profitable new energy assets and by enhancing its position as a significant service provider in an increasingly competitive industry.

     For the foregoing reasons and the reasons set forth under "-- Background of the Merger," the Board of Directors of K N believes that the terms of the Merger Agreement are fair to and in the best interests of K N and the shareholders of K
N. In reaching its conclusion K N's Board of Directors considered, among other things, the prior financial performance and future operating prospects of Interenergy, the reasonableness of achieving prospective cost savings and future incremental revenues from the combined operation, the terms of the Merger Agreement, and the risks associated with achieving expected results. All members of the Board of K N, except Gordon Shearer, were present at the Board Meeting held on August 9, 1997, and those present unanimously approved the Merger Agreement.

INTERENERGY'S REASONS FOR THE MERGER; RECOMMENDATION OF ITS BOARD OF DIRECTORS

     The Interenergy Board has unanimously determined that the Merger is fair to and in the best interests of Interenergy and its shareholders, and has unanimously approved the Merger Agreement. Accordingly, the Interenergy Board recommends that the shareholders of Interenergy vote in favor of approval of the Merger Agreement at the Interenergy Special Meeting.

     The terms of the Merger Agreement were the result of arms-length negotiations between K N, Interenergy and their respective representatives. In the course of reaching its decision to approve and adopt the Merger Agreement, the Interenergy Board consulted with the management of Interenergy and its legal counsel and the Interenergy Financial Advisors and considered a number of factors, including the following:

          (i) the current economic and competitive environment in the natural gas gathering, processing and marketing industries;

          (ii) the financial resources and future growth opportunities that would result from a combination of K N and Interenergy, the enhanced opportunities for operating efficiencies and marketing and asset synergies expected to result from the Merger and the respective contributions the parties would bring to the combined entity;

          (iii) K N's significant asset base and long-term experience in the natural gas industry;

          (iv) the historical and current financial condition, results of operations, business and prospects of Interenergy;

          (v) the projected growth and future earnings of Interenergy;

          (vi) the strategic and financial alternatives available to Interenergy, including remaining a separate company and the sale of Interenergy;

          (vii) the future capital required for Interenergy to grow as a separate company;

          (viii) the fact that, because Interenergy competes against companies that are much larger and benefit from greater capitalization, an affiliation with a larger, recognized company might provide opportunities for greater economic growth for Interenergy;

          (ix) the lack of a public market for the shares of Interenergy Common Stock, Series A Preferred and Series B Preferred;

          (x) the terms and conditions of the Merger Agreement as reviewed and discussed with Interenergy's management, the Interenergy Financial Advisors and legal counsel. The Interenergy Board gave consideration to, among other things, the amount and form of consideration offered to Interenergy's shareholders and the structure of the proposed business combination;

          (xi) the offers made by other interested parties;

          (xii) the financial condition, stock valuation and future prospects of K N, including the ability of K N to complete the Merger in a timely manner; and

          (xiii) the absence of any term or condition that, in the opinion of the Interenergy Board, could materially impede or impair the consummation of the Merger.

     In the course of its discussions, the Interenergy Board extensively discussed the price that would be obtained by the Interenergy shareholders, the nature of the proposed Merger consideration, the tax-free nature of the Merger, the liquidity of the K N Common Stock and K N's strategic fit with Interenergy. However, the Interenergy Board did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Interenergy Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. Accordingly, all of the foregoing factors affected the Interenergy Board's decision to some extent.

     THE INTERENERGY BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF INTERENERGY VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AT THE INTERENERGY SPECIAL MEETING.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Interenergy Board with respect to approval of the Merger Agreement, Interenergy shareholders should be aware that certain members of the Interenergy Board and executive officers of Interenergy have interests in the Merger in addition to their interests as shareholders of Interenergy.

     Consulting Agreements. In connection with the execution of the Merger Agreement, K N, on the one hand, and each of Mr. McDonald, President of Interenergy and a member of the Interenergy Board, and Mr. Rode, Executive Vice President, Secretary and General Counsel of Interenergy and a member of the Interenergy Board, on the other hand, have agreed in principle that Messrs. McDonald and Rode will execute consulting agreements with Interenergy (the "Consulting Agreements") that will replace existing employment agreements that each has with Interenergy. These Consulting Agreements will be executed on and will take effect on the Effective Date.

     Under the terms of the two Consulting Agreements (which are identical in most material respects), Messrs. McDonald and Rode (each a "Consultant" and collectively, the "Consultants") will provide such services as are mutually agreed upon by the respective Consultant and Interenergy (the "Services"), which Services may include advising Interenergy in connection with (i) Interenergy's natural gas gathering and marketing operations, (ii) potential mergers and acquisitions and (iii) strategic planning. Neither Consultant will be required to provide the Services on a full-time basis.

     In consideration for their performance of the Services, each Consultant will receive a consulting fee of $15,000 per month from the Effective Date through March 31, 1998 (the "Initial Period") and $8,333.34 per month from April 1, 1998 through the termination of the Consulting Agreement, which will occur on the second anniversary of the Effective Date. In addition, for the Initial Period, each Consultant will receive certain benefits identified therein.

     The Consulting Agreements contain confidentiality provisions restricting the Consultants' ability to disseminate proprietary or confidential information of K N and its subsidiaries and non-compete provisions that restrict the Consultants under certain circumstances from engaging in the natural gas and natural gas liquids gathering, processing, transportation and marketing businesses in the geographic areas in which K N and its subsidiaries conduct each such operation.

     In addition, in connection with the execution of the Consulting Agreements, K N has agreed to cause Interenergy Resources Corporation ("IRC"), a wholly-owned subsidiary of Interenergy, to extend the maturity of certain indebtedness (the "Management Indebtedness"), in the original principal amount of $530,000, plus interest accruing from May 12, 1993 at an annual rate of 6.25 percent, owed by each of Messrs. McDonald and Rode to IRC from May 12, 1998 to May 1, 2001. Such indebtedness will be secured by a pledge of K N Common Stock.

  Sale of Interest in Interenergy Aircraft

     On August 15, 1996, Interenergy purchased a 25% beneficial ownership interest in a Beech F90 King Air aircraft, plus engines and other related property (the "Aircraft"). On November 4, 1997, Interenergy sold to McDonald Energy, LLC, a Colorado limited liability company wholly owned by Mr. McDonald, its interest in the Aircraft for $194,000. The purchase price was paid in the form of a promissory note payable in full 90 days after the Effective Date and bearing interest at a rate of 8% per year. From the Effective Date until its repayment, such promissory note will be secured by a pledge of K N Common Stock.

     Prepayment of Subordinated Debt. In connection with the Merger, holders of an aggregate principal amount of $1,500,000 in subordinated debt of Interenergy evidenced by certain promissory notes (the "Subordinated Notes") will receive, on the Effective Date, a prepayment of all outstanding principal, interest and other amounts owing on the Subordinated Notes. See "Certain Terms of the Merger Agreement -- Conditions to the Merger." Certain members of the Interenergy Board were nominated to the Interenergy Board by, and are affiliated with, entities that hold the Subordinated Notes.

     Interenergy Stock Options. Directors and executive officers of Interenergy hold Interenergy Options, each of which is convertible upon exercise into one share of Interenergy Common Stock, as follows:

                                     EXERCISE                     STOCK     TOTAL STOCK OPTIONS
               NAME                   PRICE      DATE GRANTED    OPTIONS           OWNED
               ----                  --------    ------------    -------    -------------------
Patrick R. McDonald................   $2.35        12/22/92      25,000           25,000
James P. Rode......................   $2.35        12/22/92      25,000           25,000
Thomas H. Chatfield................   $4.00        12/13/93       5,000
                                      $4.00          6/1/94       5,000
                                      $4.00          9/1/94       1,750
                                      $2.14         3/25/96       3,000
                                      $4.00         3/25/96      10,000
                                      $8.50         3/25/96      13,250           38,000
Russell T. Moran...................   $4.00          8/1/94       5,000
                                      $2.14         3/25/96       3,000
                                      $4.00         3/25/96      10,000
                                      $8.50         3/25/96      20,000
                                      $2.14          8/1/97       4,000
                                      $8.50          8/1/97       4,500           46,500
Joseph L. Schmid...................   $2.14         3/25/96       3,000
                                      $4.00         3/25/96      10,000
                                      $8.50         3/25/96      25,000
                                      $2.14          8/1/97       7,000
                                      $8.50          8/1/97       4,500           49,500
Richard C. Frantz..................   $8.50         3/25/96       2,400
                                      $2.14          8/1/97       6,000
                                      $8.50          8/1/97       2,700           11,100
John J. Tonnsen....................   $4.00          6/1/94       2,500
                                      $8.50         3/25/96       1,000            3,500

     The Interenergy Options listed above will, if they are outstanding immediately prior to the Effective Date, be surrendered for a cash payment (less required tax withholdings and giving effect to the Price Adjustment but not to the Escrow Adjustment) from Interenergy (with funds provided by K N) in a formula amount that reflects their equity value. See "Certain Terms of the Merger Agreement -- Interenergy Options and Warrants" and "Additional Information Regarding Interenergy -- Voting Securities and Principal Holders Thereof."

     Interenergy Warrants. No directors or executive officers of Interenergy hold beneficially any Interenergy Warrants. Yorktown Energy Partners LP, which is managed by Yorktown Partners LLC, holds Interenergy Warrants to purchase 63,332 shares of Series A Preferred. Bryan H. Lawrence and Peter A. Leidel, members of the Interenergy Board, are managers of Yorktown Partners LLC, but disclaim beneficial ownership of the Interenergy Warrants held by Yorktown Energy Partners LP. Concord Partners, II, LP, which is managed by Ticonderoga Capital Inc., holds Interenergy Warrants to purchase 23,834 shares of Series A Preferred. Peter A. Leidel is a manager of Ticonderoga Capital Inc., but disclaims beneficial ownership of the Interenergy Warrants held by Concord Partners, II, LP.

     The Interenergy Warrants held by Yorktown Energy Partners LP and Concord Partners, II, LP will, if they are outstanding immediately prior to the Effective Date, be surrendered for a cash payment (less required tax withholdings and giving effect to the Price Adjustment but not to the Escrow Adjustment) from Interenergy (with funds provided by K N) in a formula amount that reflects their equity value. See "Certain Terms of the Merger
Agreement -- Interenergy Options and Warrants" and "Additional Information Regarding Interenergy -- Voting Securities and Principal Holders Thereof."

     Indemnification of Directors and Officers. For a period of two years after the Effective Date, K N has agreed to indemnify and hold harmless the employees, agents, directors and officers of Interenergy and its subsidiaries for certain actions taken by such individuals on behalf of Interenergy or its subsidiaries on or prior to the Effective Date. In addition, K N will cause Interenergy to maintain, for two years after the Effective Date, policies of directors' and officers' liability insurance providing at least as favorable coverage as the policies currently maintained by K N for the benefit of its own officers and directors.

CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     Scope of Opinion and Tax Discussion. The federal income tax discussion set forth below is a summary of certain material U.S. federal income tax consequences of the Merger. Holland & Hart LLP, counsel to Interenergy, will, on the Effective Date, render a tax opinion (the "Tax Opinion") regarding certain of these material federal income tax aspects of the Merger. However, both the opinion and the discussion set out below are limited in scope. Among other items, neither the Tax Opinion nor the discussion covers the special tax consequences, if any, that might apply to holders of Interenergy Common Stock, Series A Preferred, Series B Preferred, Interenergy Warrants, or Interenergy Options, who may be entitled to special treatment under the Code such as foreign persons, tax-exempt organizations, retirement plans, life insurance companies, regulated investment companies, dealers in securities, financial institutions and S corporations. Moreover, the Tax Opinion and the discussion do not address any state or local tax aspects of the Merger.

TAX OPINION

     Assumptions and Conditions to Tax Opinion. The Tax Opinion is subject to and based on a number of assumptions and factual representations. If any of these representations or assumptions were not true or accurate, the opinion could be different. The material assumptions and representations are:

          (i) the Merger and related transactions will take place as described in the Merger Agreement and in this Proxy Statement/Prospectus, and the facts described in those documents are accurate, complete, and will not materially change, and the conduct of the parties is and will be materially consistent with those facts;

          (ii) the Merger will be a valid merger under applicable state law; and

          (iii) the representations made to Holland & Hart LLP by K N, Sub and Interenergy, dated the date of this Proxy Statement/Prospectus, which have not been independently verified, are true, complete and accurate in all material respects.

     Some of the principal factual representations upon which the Tax Opinion is based include representations by K N that it will not permit Interenergy to dispose of any significant portion of its assets during the two-year period following the Merger except in accordance with Section 368(a)(2)(C) of the Code and that K N will not dispose of 20% or more of its stock in Interenergy within the two years following the Merger. The Tax Opinion is also subject to the condition that, as a result of the Merger, the former holders of Interenergy Common Stock and Series A Preferred will have a continuing interest in K N through the ownership of K N Common Stock that is equal in value to at least 50 percent of the value of all of the Interenergy Common Stock, Series A Preferred and Series B Preferred issued and outstanding immediately prior to the Merger. Interenergy has represented that, to the best of its knowledge, this condition will be satisfied. However, whether this condition is in fact satisfied will depend on actual dispositions of K N Common Stock made by the former holders of Interenergy Common Stock and Series A Preferred. If any of the referenced representations or conditions to the Tax Opinion were not accurate, the Tax Opinion might not be valid.

     Description of Tax Opinion. Subject to the assumptions, conditions and qualifications described above, and based on existing federal income tax law, it is the opinion of Holland & Hart LLP that for federal income tax purposes:

          (1) the Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Code, and K N, Sub and Interenergy will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

          (2) no gain or loss will be recognized by K N or Interenergy as a result of the Merger;

          (3) no gain or loss will be recognized by the holders of Interenergy Common Stock or of Series A Preferred upon their receipt of K N Common Stock pursuant to the Merger solely in exchange for their Interenergy Common Stock or Series A Preferred, except that gain or loss will be recognized with respect to cash, if any, received in lieu of fractional shares of K N Common Stock;

          (4) the aggregate tax basis of the shares of K N Common Stock received in exchange for Interenergy Common Stock or Series A Preferred pursuant to the Merger (including fractional shares of K N Common Stock for which cash is received) will be the same as the aggregate tax basis of the Interenergy Common Stock or Series A Preferred exchanged therefor;

          (5) the holding period of K N Common Stock in the hands of the former holders of Interenergy Common Stock and Series A Preferred will include the holding period of the Interenergy Common Stock and Series A Preferred exchanged therefor, provided such Interenergy Common Stock and Series A Preferred is held as a capital asset at the Effective Date of the Merger; and

          (6) A shareholder of Interenergy who receives cash in lieu of a fractional share of K N Common Stock will recognize gain or loss equal to the difference, if any, between such shareholder's tax basis in such fractional share (as described in paragraph (4) above) and the amount of cash received.

     Effect of Treatment of Interenergy as a Collapsible Corporation. Section 341 of the Code recharacterizes what would otherwise be capital gain from the sale of stock of a corporation as ordinary income if the corporation is a so-called "collapsible corporation." A corporation can be treated as a collapsible corporation if the corporation is formed or availed of principally for (i) the purchase of property primarily held for sale to customers in the ordinary course of business, or (ii) the manufacture, construction or production of property with a view to the sale or exchange of the stock of the corporation prior to the realization by the corporation of two-thirds of the taxable income to be derived from such property. These rules are exceedingly complex, and it is not entirely clear whether Interenergy would be classified as a collapsible corporation. There are a number of exceptions to the treatment of a corporation as a collapsible corporation. One of these exceptions clearly applies to certain small shareholders (persons who never owned more than five percent of the stock of the corporation, whether owned directly or under attribution rules). Other exceptions are more complex and subjective. Interenergy believes that it is not a collapsible corporation or that one or more of these exceptions should apply in this case. Accordingly, Interenergy believes that capital gain recognized by Interenergy shareholders (as described below) should not be characterized as ordinary income pursuant to the collapsible corporation rules. The following paragraphs assume that Interenergy will not be a collapsible corporation.

     Payment of Escrowed Amounts. In addition, the holders of Interenergy Common Stock and Series A Preferred may receive an additional cash payment following the consummation of the Merger from funds escrowed in connection with effecting the Escrow Adjustment, of up to $1,000,000. Such payment to the former holders of Interenergy Common Stock and Series A Preferred can generally be expected to result in capital gain to those shareholders. Although the issue is not entirely free from doubt, it appears that such payments will be treated as an installment sale for tax purposes. As such, the Interenergy shareholders should be allowed to defer recognition of the gain attributable to such payments until such amount is actually received by them, subject to the provisions of the Code which convert to ordinary income a portion of deferred interest free payments received in connection with property sales.

     Ordinary Income Treatment of Cash in Lieu of Dividends Paid to Holders of Series A Preferred and Series B Preferred. The holders of Series A Preferred and Series B Preferred will receive an amount of cash equal to the amount of properly declared, accrued but unpaid dividends, if any, on Series A Preferred and Series B Preferred at the Effective Date ("Unpaid Dividends"). The receipt of cash in lieu of any Unpaid Dividends is likely to result in taxable ordinary income to the holders of Series A Preferred and Series B Preferred, except to the extent that such Unpaid Dividends exceed the amount of Interenergy's earnings and profits for its current year and all prior years. The excess, if any, of the Unpaid Dividends over Interenergy's earnings and profits will first be applied against the shareholders' respective basis in the Series A Preferred and/or the Series B Preferred, and will thereafter be taxed as capital gains or losses.

     Dissenting Shareholders. A shareholder of Interenergy who exercises dissenters' rights should, in general, treat the difference between the tax basis of the Interenergy Common Stock, Series A Preferred or Series B Preferred held by such shareholder with respect to which such rights are exercised and the amount received through the exercise of such rights as capital gain or loss for federal income tax purposes.

     Holders of Series B Preferred. The holders of Series B Preferred will receive a cash payment in exchange for their Series B Preferred that is equal to the liquidation value of such stock ($8.50 per share). The exchange of shares of Series B Preferred for this payment will be a taxable transaction for federal income tax purposes, and the holders of Series B Preferred will recognize capital gain or loss, depending on their tax basis in those shares. Holders of the Series B Preferred will also receive an additional amount equal to the amount of Unpaid Dividends on each share of Series B Preferred. The receipt of cash in lieu of any Unpaid Dividends is likely to result in taxable ordinary income to the holders of Series B Preferred.

     Holders of Interenergy Stock Options. The exercise of those outstanding Interenergy Options that are incentive stock options to purchase Interenergy Common Stock and that were issued by Interenergy in accordance with Section 422 of the Code ("ISOs"), will not be a taxable event for federal income tax purposes. In general, a sale or disposition of those shares of K N Common Stock that are received in exchange for Interenergy Common Stock that was received upon the exercise of an ISO will result in the realization of capital gain or loss equal to the difference between the amount realized on the disposition and the exercise price for such shares if such sale or other disposition occurs both more than one year after the exercise of the ISO and more than two years after the grant of the ISO (collectively, the "ISO Holding Period"). Upon a sale or disposition of such shares of K N Common Stock prior to the expiration of the ISO Holding Period, the individual generally will recognize ordinary compensation income. Holders of ISOs should consult their tax advisors with respect to the application of the ISO Holding Period and to the separate holding period requirements for capital assets. Also, since the alternative minimum taxable income of an individual is subject to an adjustment for the amount of the deferred gain representing the difference between the exercise price of an ISO and the fair market value of the shares acquired as of the exercise date, holders of ISOs should consult their own tax advisors with respect to the alternative minimum tax consequences of the exercise of such ISOs. The exercise of the outstanding Interenergy Options that were issued by Interenergy but not in accordance with Section 422 of the Code ("Nonqualified Options") will result in the recognition of taxable compensation income to the holders who exercise such nonqualified options. Holders of ISOs and Nonqualified Options that have not been exercised prior to the Effective Date will receive a cash payment in exchange for such options. The exchange of the options for cash will be treated as a payment of taxable compensation income for federal income tax purposes. Such income will be (i) subject to tax at the option holder's ordinary income tax rate and subject to wage withholding, (ii) subject to the hospital insurance portion of the tax under the Federal Insurance Contributions Act ("FICA Tax"), and (iii) depending on an option holder's individual circumstances, subject, in whole or in part, to the old-age, survivors and disability portion of the FICA Tax. The amount of cash payable to such an option holder will generally be reduced by any amount of tax that is required to be withheld.

     Holders of Interenergy Warrants. Holders of the Interenergy Warrants will receive a cash payment in exchange for each Interenergy Warrant. The exchange of each Interenergy Warrant for cash will be a taxable transaction for federal income tax purposes. The holders of the Interenergy Warrants who hold the Interenergy Warrants as capital assets should recognize capital gain on the receipt of cash in exchange for their Interenergy Warrants, whether or not Interenergy is a collapsible corporation.

     THE INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. THE TAX DISCUSSION AND THE TAX OPINION ARE BASED ON THE EXISTING PROVISIONS OF THE CODE, THE APPLICABLE TREASURY REGULATIONS ISSUED THEREUNDER AND THE OFFICIAL PUBLISHED INTERPRETATION OF THOSE PROVISIONS BY THE INTERNAL REVENUE SERVICE AND APPLICABLE COURTS, ALL OF WHICH ARE SUBJECT TO CHANGE, WHICH CHANGES COULD BE APPLIED RETROACTIVELY. IF THE APPLICABLE LAW CHANGES, THE DISCUSSION AND TAX OPINION COULD BE DIFFERENT. FURTHER, THE INCOME TAX DISCUSSION AND THE TAX OPINION DO NOT CONSIDER THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY SHAREHOLDER, OPTION

HOLDER, OR WARRANT HOLDER. SHAREHOLDERS, OPTION HOLDERS AND WARRANT HOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR SITUATIONS, AS WELL AS CONSEQUENCES UNDER ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS.

ACCOUNTING TREATMENT

     The Merger will be accounted for as a "purchase" for accounting and financial reporting purposes. For purposes of preparing K N's consolidated financial statements, K N will establish a new accounting basis for Interenergy's assets and liabilities based upon the fair values thereof and K N's purchase price, including the direct costs of the acquisition. A final determination of required purchase accounting adjustments and of the fair value of the assets and liabilities of Interenergy has not yet been made. After the Merger, K N will undertake a study to determine the fair value of Interenergy's assets and liabilities and will make appropriate purchase accounting adjustments upon completion of such study. For financial reporting purposes, K N will consolidate the results of Interenergy's operations with those of K N's operations beginning with the consummation of the Merger.

GOVERNMENTAL AND REGULATORY APPROVALS

     Transactions such as the Merger are reviewed by the DOJ and the FTC to determine whether the transactions comply with antitrust laws. Under the provisions of the HSR Act, the Merger may not be consummated until such time as the specified waiting period requirements of the HSR Act have been satisfied. K N and Interenergy filed notification reports, together with requests for early termination of the waiting period with the DOJ and the FTC under the HSR Act on September 12, 1997. Effective September 25, 1997, the FTC granted requests for early termination of the waiting periods under the HSR Act, satisfying one of the conditions to the Merger.

     At any time, before or after the Effective Date, the DOJ, the FTC or a private person or entity could seek under the antitrust laws, among other things, to enjoin the Merger or to cause K N to divest itself, in whole or in part, of Interenergy or of other businesses conducted by K N. There can be no assurance that a challenge to the Merger will not be made or that, if such a challenge is made, K N and Interenergy will prevail.

     The issuance by K N of shares of K N Common Stock in the Merger is also subject to the approval of the PUC. K N applied for approval from the PUC on
November   , 1997.

     K N and Interenergy are aware of no other governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable securities laws.

RESALE OF K N COMMON STOCK

     The shares of K N Common Stock issuable to shareholders of Interenergy upon the Merger becoming effective have been registered under the Securities Act. Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Interenergy or K N as that term is defined in the rules under the Securities Act. Persons who may be deemed to be affiliates of Interenergy generally include individuals or entities that control, are controlled by or are under common control with, Interenergy and may include the executive officers and directors of Interenergy as well as certain principal shareholders of Interenergy. K N Common Stock received by those shareholders of Interenergy who are deemed to be "affiliates" of Interenergy may be resold without registration only as provided for by Rule 145 under the Securities Act (or in the case of such persons who become "affiliates" of K N, Rule 144 under the Securities Act) or as otherwise permitted under the Securities Act. This Proxy Statement/Prospectus does not cover any resales of K N Common Stock received by affiliates of Interenergy. Interenergy has agreed in the Merger Agreement to deliver to K N, prior to the Effective Date, an agreement from each of its "affiliates" to the effect that they will not dispose of any shares of K N Common Stock in violation of the Securities Act or the rules and regulations of the Commission thereunder, including Rule 145.

NEW YORK STOCK EXCHANGE LISTING

     The Merger Agreement provides for the filing by the Company of a listing application with the NYSE covering the shares of K N Common Stock issuable upon the Merger becoming effective. Interenergy's obligation to effect the Merger is conditioned, in part, on the authorization for listing of such shares on the NYSE.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     Pursuant to the Merger Agreement, following the Merger the board of directors and officers of Sub immediately prior to the Effective Date will be the board of directors and officers of Interenergy, as the surviving corporation, until their successors are duly elected. The directors of Sub are Larry D. Hall, H. Rickey Wells and John N. DiNardo, each of whom is an employee of K N. At present, all of the officers of Sub are also employees of K N. K N presently anticipates that following the Merger, the directors and officers of the surviving corporation will remain as identified herein; however, K N may in the future determine to make changes in these officers and directors.

VOTING AGREEMENTS

     To the best of each of K N's and Interenergy's knowledge, there exist no voting agreements relating to the approval of the Merger, the Merger Agreement, or the transactions contemplated thereby.

                     CERTAIN TERMS OF THE MERGER AGREEMENT

EFFECTIVE DATE OF THE MERGER

     The Merger Agreement provides that the Effective Date will occur at the time that Articles of Merger are filed with the Secretary of State of Colorado with respect to the Merger. It is anticipated that, if the Merger Agreement is approved at the Interenergy Special Meeting and all other conditions to the Merger have been satisfied or waived, the Effective Date will occur on the date of the Interenergy Special Meeting or shortly thereafter.

MANNER AND BASIS OF CONVERTING SHARES

     On the Effective Date, each outstanding share of Interenergy Common Stock (other than any Dissenters' Shares) will be converted into a fractional share of K N Common Stock, the amount of such fraction to be based on the Average Market Price as follows: (i) if the Average Market Price is between $38 and $44, inclusive, the fraction will be 0.17165 less the Escrow Adjustment and the Price Adjustment, each as defined below; (ii) if the Average Market Price is less than $38, the fraction will equal the quotient of $6.52 divided by the Average Market Price, less the Escrow Adjustment and the Price Adjustment; and (iii) if the Average Market Price exceeds $44, then the fraction will equal the quotient of $7.55 divided by the Average Market Price, less the Escrow Adjustment and the Price Adjustment. The Merger Agreement defines the "Escrow Adjustment" as the quotient of $500,000 divided by the Average Market Price, which quotient is then divided by the sum of the number of shares of Interenergy Common Stock outstanding at the Effective Date and the number of such shares issuable on conversion of the Series A Preferred then outstanding (the "Closing Common Amount"). The Merger Agreement defines the "Price Adjustment" as the quotient of $750,000 divided by the Average Market Price, which quotient is then divided by the sum of (x) the Closing Common Amount, (y) three times the number of Interenergy Warrants outstanding immediately prior to the Effective Date and (z) the number of Interenergy Options outstanding immediately prior to the Effective Date that are entitled by the Merger Agreement to receive cash consideration in the Merger (collectively, the "Closing Price Adjustment Share Number"). Set forth in the table below are hypothetical examples of the determination of the conversion rate provided for in the Merger Agreement ("Merger Conversion Rate") depending upon different Average Market Prices and assuming that the Closing Common Amount is 3,474,527 and that the Closing Price Adjustment Share Number is 3,978,527. AS INDICATED IN "RISK FACTORS," THERE CAN BE NO ASSURANCE WITH RESPECT TO ANY FUTURE MARKET PRICE OF K N COMMON STOCK.

                                           MERGER
  AVERAGE        ESCROW       PRICE      CONVERSION
MARKET PRICE   ADJUSTMENT   ADJUSTMENT      RATE
------------   ----------   ----------   ----------
   $37.00        .003889     .005095     .167232
   $40.00        .003598     .004713     .163340
   $45.00        .003198     .004189     .160391

     Each share of Series A Preferred outstanding on the Effective Date (other than any Dissenters' Shares), will be converted in the Merger into the same consideration that would have resulted had such shares been converted in accordance with the terms of the Series A Preferred into three shares of Interenergy Common Stock immediately prior to the Effective Date, plus cash equal to the amount of accrued but unpaid dividends on such share of Series A Preferred as at the Effective Date.

     Each share of Series B Preferred outstanding on the Effective Date (other than any Dissenters' Shares), will be converted in the Merger into cash equal to $8.50 plus the amount of accrued but unpaid dividends thereon as at the Effective Date.

     No fractional shares of K N Common Stock will be issued in the Merger. Each shareholder of Interenergy entitled to a fractional share will be entitled to receive an amount in cash equal to the product of such fraction and the Average Market Price.

     On the Effective Date, K N will escrow $500,000 with an institutional escrow agent (the "Escrow Agent"). Such funds will be released from the escrow on terms identified in the Merger Agreement, which are summarized herein, following the preparation of a consolidated balance sheet of Interenergy as of the Effective Date and the audit of such balance sheet by Arthur Andersen LLP ("AA"). Upon completion of such audited balance sheet, AA will calculate the liabilities of Interenergy as of the Effective Date in respect of certain items specified in a schedule to the Merger Agreement (the "Specified Liabilities") based on the corresponding numbers included in the audited balance sheet. If the Specified Liabilities as of the Effective Date exceed the amount of the Specified Liabilities set forth on such schedule to the Merger Agreement, then the Escrow Agent will deliver to K N out of the escrow funds an amount equal to the difference between the Specified Liabilities as of the Effective Date and the Specified Liabilities set forth on such schedule and the Escrow Agent will deliver to the Exchange Agent (as defined below) any remaining funds held in escrow, for delivery to the holders of record of the Interenergy Common Stock and Series A Preferred outstanding at the Effective Date, pro rata based on their respective holdings (with each share of Series A Preferred treated as though converted into three shares of Interenergy Common Stock). If the Specified Liabilities as of the Effective Date are less than or equal to the Specified Liabilities set forth on such schedule, then the Escrow Agent will deliver to the Exchange Agent all the funds held in the escrow and K N will deliver to the Exchange Agent the difference, if any, between the Specified Liabilities set forth on such schedule and the Specified Liabilities as of the Effective Date, but not in excess of $500,000, all for delivery to the holders of record of the shares of Interenergy Common Stock and Series A Preferred outstanding at the Effective Date, pro rata based on their respective holdings.

     The Bank of New York has been selected to act as the exchange agent ("Exchange Agent") under the Merger Agreement. On or as soon as practicable after the Effective Date, (i) K N or Interenergy will deposit with the Exchange Agent certificates representing the aggregate number of shares of K N Common Stock into which the shares of Interenergy Common Stock and Series A Preferred will have been converted in the Merger and cash sufficient to pay the consideration owing to the holders of Series B Preferred, any accrued but unpaid dividends owing on the Series A Preferred and Series B Preferred, the consideration owing to holders of Interenergy Options and Interenergy Warrants, and the payments owing in respect of fractional shares of K N Common Stock, and
(ii) the Exchange Agent shall deliver to each record holder of a certificate evidencing shares of Interenergy Common Stock, Series A Preferred or Series B Preferred a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to such certificates shall pass, only upon actual delivery thereof to the Exchange Agent and shall contain instructions for use in effecting the surrender of such certificates in exchange for the consideration payable to such holder in the Merger.

     K N or the Exchange Agent shall be entitled to deduct and withhold from the consideration (cash, shares of K N Common Stock or any combination thereof, as applicable) otherwise payable pursuant to the Merger Agreement to any holder of Interenergy Common Stock, Series A Preferred, Series B Preferred, Interenergy Options or Interenergy Warrants such amounts as K N or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that such amounts have been so withheld by K N or the Exchange Agent, such withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the holders of the shares of Interenergy Common Stock, Series A Preferred, Series B Preferred, Interenergy Options or Interenergy Warrants in respect of which such deduction or withholding was made by K N or the Exchange Agent. After the Effective Date, there will be no further registration of transfers on the stock transfer books of Interenergy of its shares that were outstanding immediately prior to the Effective Date. SHARE CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE BY SHAREHOLDERS OF INTERENERGY PRIOR TO THE EFFECTIVE DATE AND THE RECEIPT OF A LETTER OF TRANSMITTAL.

     Until such time as a holder of shares of Interenergy stock surrenders his outstanding stock certificate to the Exchange Agent, together with the letter of transmittal, the shares represented thereby will represent, after the Effective Date, only the right to receive the consideration payable in the Merger with respect to such shares, without interest.

INTERENERGY OPTIONS AND WARRANTS

     The Merger Agreement provides that on the Effective Date Interenergy will pay to each holder of an Interenergy Option then outstanding (with funds provided by K N), in cancellation of such Interenergy Option, cash in an amount equal to the excess, if any, of the effective value per share to be received by holders of Interenergy Common Stock in the Merger (based on the Average Market Price and giving effect to the Price Adjustment but not to the Escrow Adjustment) over the per share exercise price of such Interenergy Option, less applicable tax withholdings. For information with respect to the holders of Interenergy Options, see "The Merger -- Interests of Certain Persons in the Merger -- Interenergy Stock Options."

     The Merger Agreement further provides that on the Effective Date Interenergy will pay to the holder of each Interenergy Warrant then outstanding (with funds provided by K N), in cancellation of such Interenergy Warrant, cash equal to three times the positive difference, if any, between (i) the effective value per share to be received by holders of Interenergy Common Stock in the Merger (based on the Average Market Price and giving effect to the Price Adjustment but not to the Escrow Adjustment) and (ii) $3.25 which equals one-third of the per share exercise price of each Interenergy Warrant. Such payment will be further reduced by the amount of applicable tax withholdings. For information respecting the holders of the Interenergy Warrants, see "The
Merger -- Interests of Certain Persons in the Merger -- Interenergy Warrants."

CONDITIONS TO THE MERGER

     The respective obligations of K N and Interenergy to consummate the Merger are subject to the satisfaction of certain mutual conditions, including: (i) the absence of any statute, rule, regulation or order of any court or governmental authority that restrains or prohibits the Merger; (ii) the absence of any pending or threatened suit, proceeding or investigation that seeks to restrain the Merger or challenges its validity or seeks a material amount of damages in connection with the Merger; (iii) expiration of the applicable waiting period under the HSR Act; (iv) approval of the Merger Agreement by the requisite vote of Interenergy's shareholders; (v) approval by the PUC and the Wyoming Public Service Commission ("PSC") of K N's issuance of K N Common Stock in the Merger; and (vi) execution and delivery of the Consulting Agreements on terms reasonably acceptable to K N and each of Messrs. McDonald and Rode, respectively, and extension of the Management Indebtedness on terms reasonably acceptable to K N and the obligors of the Management Indebtedness. The condition referred to clause (iii) occurred on September 25, 1997, when the FTC granted requests for early termination of such waiting period. On October 23, 1997, K N received an Order from the PSC exempting from the PSC's jurisdiction all subsequent issuances of securities by K N, subject to K N's ongoing satisfaction of conditions identified therein.

     The obligation of K N to consummate the Merger is further subject to the satisfaction of several additional conditions, including: (i) the representations and warranties of Interenergy set forth in the Merger Agreement are accurate in all material respects as of the Effective Date, and that all covenants and agreements of the Merger Agreement to be complied with or performed by Interenergy on or before the Effective Date have been complied with and performed in all material respects; (ii) K N has received agreements by each person deemed to be an affiliate of Interenergy confirming that such person will not dispose of any shares of K N Common Stock received pursuant to the Merger in violation of the Securities Act or the rules and regulations of the Commission promulgated thereunder; (iii) K N has received from Holland & Hart LLP, counsel to Interenergy, opinions as to certain corporate matters relating to Interenergy; (iv) not more than 10% of the shares of Interenergy Common Stock, Series A Preferred and Series B Preferred taken together are Dissenters' Shares; and (v) Interenergy has settled its outstanding dispute with the Wyoming Department of Environmental Quality, Air Quality Division.

     The obligation of Interenergy to consummate the Merger is further subject to the satisfaction of several additional conditions, including: (i) the representations and warranties of K N and Sub set forth in the Merger Agreement are accurate in all material respects as of the Effective Date, and that all covenants and agreements of the Merger Agreement to be complied with or performed by K N or Sub on or before the Effective Date have been complied with and performed in all material respects; (ii) all shares of K N Common Stock issuable in the Merger have been authorized for listing on the NYSE; (iii) Interenergy has received from Martha B. Wyrsch, General Counsel of K N, and from Polsinelli, White, Vardeman & Shalton, opinions as to certain corporate matters relating to K N; (iv) the Subordinated Notes are repaid on the Effective Date; and (v) K N has funded its various obligations to pay money under the Merger Agreement, including up to $1,235,000 for expenses of Interenergy incurred in connection with the Merger.

     There can be no assurance that all of the conditions to the Merger will be satisfied or waived.

REPRESENTATIONS AND WARRANTIES

     In the Merger Agreement, K N, Sub and Interenergy have made various representations and warranties relating to, among other things, their respective corporate organization, capitalization, businesses and financial condition, the absence of any material adverse change in their respective businesses, the satisfaction of certain legal requirements for the Merger and certain litigation matters. The representations and warranties of each of the parties to the Merger Agreement will expire upon consummation of the Merger.

CONDUCT OF THE BUSINESS OF INTERENERGY PRIOR TO THE MERGER

     Pursuant to the Merger Agreement, Interenergy has agreed that, prior to the Effective Date, and except as otherwise contemplated by the Merger Agreement or consented to in writing by K N, Interenergy will, and will cause each of its subsidiaries to, among other things, (i) carry on its business in the ordinary course in substantially the same manner as previously conducted, (ii) not amend its Articles of Incorporation or Bylaws, (iii) not acquire any other business,
(iv) not split, reclassify or combine its outstanding capital stock or pay any dividend on its capital stock, except for dividends payable on the Series A Preferred and the Series B Preferred, (v) not issue or sell any shares of its capital stock, except upon the exercise of outstanding Interenergy Options or Interenergy Warrants, (vi) not incur any indebtedness for borrowed money, dispose of or acquire any assets having a value in excess of $250,000, enter into any new project involving in excess of $50,000 or enter into any other material transaction or commitment, subject to certain specified exceptions,
(vii) not make any capital expenditures other than capital expenditures in connection with projects scheduled in the Merger Agreement, (viii) not encumber any of its properties in excess of $250,000 or satisfy or settle any material obligation or liability, subject to certain specified exceptions, (ix) not grant any bonus or otherwise alter existing employee compensation or benefit arrangements, (x) not make any change in its method of transacting business or its accounting practices unless mandated by generally accepted accounting principles, (xi) advise K N of any event reasonably likely to have a material adverse effect on Interenergy and its subsidiaries taken as a whole, (xii) not perform or omit to perform any act that would cause a breach of a material contract or of any other contract which would result in a material adverse effect to Interenergy or any of its subsidiaries, and (xiii) not enter into any related-party transaction other than as permitted by the Merger Agreement.

NO SOLICITATION

     The Merger Agreement further provides that, prior to the Effective Date, neither Interenergy nor any of its subsidiaries will solicit, encourage, accept or participate in any inquiries or proposals with respect to, furnish any information relating to, participate in any negotiations or discussions concerning, or enter into or consummate any agreement providing for, any sale, lease or other disposition of all or substantially all of the assets of, or the issuance of any equity securities of, Interenergy or any of its subsidiaries, or any merger or business combination involving Interenergy or any of its subsidiaries, other than the Merger, and that Interenergy will ensure that no director does, and will use its best efforts to cause any shareholder, officer or other affiliate of itself or any of its subsidiaries not to do, any of the foregoing.

TERMINATION OR AMENDMENT OF MERGER AGREEMENT

     The Merger Agreement provides that it may be terminated at any time prior to the Effective Date, whether before or after approval by the shareholders of Interenergy, (i) by mutual consent of the boards of directors of K N and Interenergy, (ii) by either K N or Interenergy if the Merger has not been consummated on or before December 31, 1997 (provided that the Commission declares effective this Proxy Statement/Prospectus on or before December 1, 1997, and other than as a result of a breach of the Merger Agreement by the party seeking termination) or (iii) by either K N or Interenergy if the Merger has not been consummated on or before January 31, 1998 (provided that the Commission declares effective this Proxy Statement/Prospectus after December 1, 1997, and other than as a result of a breach of the Merger Agreement by the party seeking termination).

     The Merger Agreement may be amended by an instrument in writing signed on behalf of each party thereto, provided that after the Merger Agreement has been approved by the shareholders of Interenergy, the Merger Agreement may not be amended to change the consideration payable to such shareholders in the Merger without their further approval.

EMPLOYEE BENEFITS

     Under the terms of the Merger Agreement, K N has agreed that, after the Effective Date, it will cause Interenergy (i) to continue to maintain Interenergy's employee compensation levels, benefit plans, programs, policies and arrangements in effect as of the date of the Merger Agreement and (ii) to provide alternative employee compensation levels, benefit plans, programs, policies and arrangements to the employees it retains that provide compensation and benefits that are in the aggregate at least substantially equivalent to the benefits then in effect.

FEES AND EXPENSES

     The Merger Agreement provides that, whether or not the Merger is consummated, Interenergy and K N will each pay the costs and expenses incurred by each of them and their respective subsidiaries in connection with the Merger Agreement and the Merger, except that (i) Interenergy shall pay for the legal or financial services necessary to prepare a description of its business and the business of its subsidiaries and the "Management Discussion and Analysis" to be included in this Proxy Statement/Prospectus, (ii) K N shall pay for expenses incurred in connection with the printing of this Proxy Statement/Prospectus and
(iii) K N shall pay up to $1,235,000 toward Interenergy's expenses incurred in connection with the Merger Agreement and the Merger on the Effective Date.

GOVERNING LAW

     The Merger Agreement provides that it is governed by Colorado law.

                               DISSENTERS' RIGHTS

     The following is a summary of Article 113 of the CBCA ("Article 113") and the procedures for Interenergy shareholders to dissent to the vote regarding the Merger Agreement and to exercise dissenters' rights. This summary is qualified in its entirety by reference to Article 113, which is attached hereto as Appendix B. Appendix B should be reviewed carefully by any shareholder who wishes to exercise statutory dissenters' rights or who wishes to preserve the right to do so. FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES SET FORTH IN
ARTICLE 113 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

DISSENTERS' RIGHTS

     Under Article 113, if the Merger Agreement is approved and the Merger consummated, holders of Interenergy Common Stock, Series A Preferred and Series B Preferred who exercise their dissenters' rights in accordance with Article 113 will be entitled to have the "fair value" of their shares paid to them in cash by complying with the provisions of Article 113. The term "fair value" is defined in Article 113 to mean the value of the shares immediately before the Effective Date, excluding any appreciation or depreciation in anticipation of the Merger except to the extent that such exclusion would be inequitable. Reference herein to "dissenters' rights" is a general reference to a shareholder's right to dissent to the vote regarding the Merger Agreement and to obtain payment for the shareholder's shares in accordance with Article 113.

WHO MAY DISSENT

     Each holder of Interenergy Common Stock, Series A Preferred or Series B Preferred may dissent to the vote regarding the Merger Agreement and obtain payment of the fair value of the shareholder's shares by following the procedures enumerated in Article 113 and summarized herein. The rights of the shareholder may differ depending on whether the shareholder is a shareholder of record holding shares for two or more beneficial shareholders or a beneficial shareholder whose shares are held of record by one or more record shareholders, as follows:

          (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes Interenergy to receive written notice that states (i) such dissent and (ii) the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights.

          (b) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if (i) the beneficial shareholder causes Interenergy to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights, and (ii) the beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

     Interenergy may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to Interenergy that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement will be stated in the "Dissenters' Notice" that is referred to below.

REQUIREMENTS TO BE MET BY A DISSENTER BEFORE THE VOTE ON THE MERGER AGREEMENT IS TAKEN

     A shareholder who wishes to assert dissenters' rights must (a) cause Interenergy to receive, before the vote is taken on the Merger Agreement, written notice of the shareholders' intention to demand payment for the shareholder's shares if the Merger Agreement is approved (the "Shareholder's Notice of Intent to Dissent") and (b) not vote the shares in favor of the Merger Agreement. A shareholder who does not satisfy the foregoing requirements is not entitled to demand payment for the shareholder's shares under Article 113.

NOTICE REQUIRED TO BE GIVEN BY INTERENERGY TO DISSENTING SHAREHOLDERS IF THE MERGER AGREEMENT IS APPROVED

     If the Merger Agreement is approved, Interenergy will give a written dissenters' notice (the "Dissenters' Notice") to each shareholder who has complied with the provisions summarized above and who is entitled to demand payment for shares under Article 113. The Dissenters' Notice may be given before the Effective Date of the Merger and will in any event be given no later than ten days after the Effective Date of the Merger. The Dissenters' Notice will (a) state that the Merger Agreement was approved and state the Effective Date or the proposed Effective Date of the Merger; (b) state an address at which Interenergy will receive a Payment Demand (as defined below) and the address of a place where certificates for certificated shares must be deposited; (c) inform holders of uncertificated shares to what extent, if any, transfer of the shares will be restricted after the Payment Demand is received; (d) supply a Payment Demand form for demanding payment for shares, which form will request the shareholder to state an address to which payment is to be made; (e) set the date (the "Payment Demand Date") by which Interenergy must receive the Payment Demand and certificates for certificated shares, which Payment Demand Date will not be less than thirty (30) days after the date the Dissenters' Notice is given; (f) if Interenergy has chosen to impose such a requirement, state that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each shareholder, and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder, have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights; and (g) be accompanied by a copy of Article 113.

DISSENTERS' PROCEDURES TO DEMAND PAYMENT

     If the shareholder has given a Shareholder's Notice of Intent to Dissent in accordance with the provisions of Article 113 summarized above and wishes to assert dissenters' rights (such person being referred to in this summary as a "Dissenter"), the Dissenter must (a) cause Interenergy to receive a payment demand (the "Payment Demand," which may be on the Payment Demand form provided by Interenergy with the Dissenter's Notice, duly completed, or may be stated in another writing) and (b) deposit the Dissenter's certificates for certificated shares; provided, however, that, if the shares are uncertificated shares, Interenergy may, in lieu of deposit of certificates representing the shares, restrict the transfer of the shares. A Dissenter will have all rights of a shareholder, except the right to transfer the shares, until the Effective Date of the Merger but, after the Effective Date of the Merger, will only have the right to receive payment of the shares as to which payment has been demanded.

     The Payment Demand and deposit of certificates by a Dissenter will be irrevocable unless the Effective Date has not occurred within sixty (60) days after the Payment Demand Date. In addition, if Interenergy fails to make payment to the Dissenter, within sixty (60) days after the Payment Demand Date, of the amount Interenergy estimates to be the fair value of the Dissenters' Shares, plus accrued interest or fails to return the deposited shares or to release the transfer restrictions on such shares, if uncertificated, or the Dissenter believes that the amounts paid or offered to be paid by the corporation are less than the fair value of the shares, Article 113 provides further means for the Dissenter to pursue his rights. If the Effective Date of the Merger is more than sixty (60) days after the Payment Demand Date, then Interenergy will be required to send a new Dissenters' Notice and the provisions summarized above will again be applicable.

     If a Dissenter fails to demand payment and deposit certificates representing the shares as to which dissent is made by the Payment Demand Date stated in the Dissenters' Notice, the Dissenter will not be entitled to payment for the shares under Article 113 and will become a shareholder in K N (or, in the case of a Series B Preferred holder, be entitled to receive cash for his shares) as if the Dissenter had not exercised any dissenters' right.

PAYMENT FOR SHARES

     Upon the Effective Date of the Merger, or upon receipt of a Payment Demand given in accordance with the provisions of Article 113, whichever is later, Interenergy will pay each Dissenter who has complied with the requirements for demanding payment stated in Article 113, at the address stated in the Payment Demand, or, if no such address is stated in the Payment Demand, at the address shown on Interenergy's current record of shareholders for the record shareholder holding the Dissenter's shares, the amount Interenergy estimates to be the fair value of the Dissenter's shares, plus accrued interest. The payment will be accompanied by: (a) Interenergy's balance sheet as of the end of its most recent fiscal year, statement of changes in shareholders' equity, statement of cash flow and other financial statements for that fiscal year, complying with the requirements of Section 7-113-206(2)(a) of the CBCA; (b) a statement of Interenergy's estimate of the fair value of the shares; (c) an explanation of how the interest was calculated; (d) a statement of the Dissenter's right to demand payment in accordance with the provisions of Article 113 regarding the Dissenter's Responsive Notice summarized below; and (e) a copy of Article 113.

FAILURE TO EFFECT MERGER

     If the Effective Date of the Merger does not occur within sixty (60) days after the Payment Demand Date, Interenergy will return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If the Effective Date of the Merger occurs more than sixty (60) days after the Payment Demand Date, then Interenergy will send a new Dissenters' Notice, as provided in Section 7-113-203 of the CBCA, and the appropriate provisions of Article 113 will again be applicable.

SHARES ACQUIRED AFTER ANNOUNCEMENT OF MERGER AGREEMENT

     Interenergy may, in or with the Dissenters' Notice, state the date of the first announcement to news media or to shareholders of the terms of the Merger Agreement (the "Announcement Date") and state that the Dissenter must certify in writing, in or with the Payment Demand, whether or not the Dissenter (or the person on whose behalf the Dissenter asserts dissenters' rights) acquired beneficial ownership of the shares before the Announcement Date. With respect to any Dissenter who does not so certify in writing, in or with the Payment Demand, that the Dissenter or the person on whose behalf the Dissenter asserts dissenters' rights acquired beneficial ownership of the shares before the Announcement Date, Interenergy may, in lieu of making payment for the shares, offer to make such payment if the Dissenter agrees to accept the payment in full satisfaction of the demand. Any such offer will include: (a) Interenergy's balance sheet as of the end of its fiscal year, statement of changes in shareholders' equity, statement of cash flow and other financial statements for that fiscal year, complying with the requirements of Section 7-133-206(2)(a) of the CBCA; (b) a statement of Interenergy's estimate of the fair value of the shares; (c) an explanation of how the interest was calculated; (d) a statement of the Dissenter's right to demand payment in accordance with the provisions of
Article 113 regarding the Dissenter's Responsive Notice summarized below; and
(e) a copy of Article 113.

PROCEDURE FOR DISSENTER TO FOLLOW IF DISSENTER IS DISSATISFIED WITH PAYMENT MADE OR OFFERED BY INTERENERGY

     A Dissenter may give notice (the "Dissenter's Responsive Notice") to Interenergy in writing of the Dissenter's estimate of the fair value of the Dissenter's shares and of the amount of interest due and may demand payment of such estimate (less any payment made by Interenergy as contemplated above) or may reject Interenergy's offer made as contemplated above with respect to shares acquired after the Announcement Date and may demand payment of the fair value of the shares and interest due, if: (a) the Dissenter believes that the amount paid or offered by Interenergy, as the case may be, is less than the fair value of the shares or that the interest due was incorrectly calculated; (b) Interenergy fails to make payment within sixty (60) days after the Payment Demand Date; or
(c) Interenergy does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required if the Effective Date of the Merger has not occurred within sixty (60) days after the Payment Demand Date. A Dissenter waives the right to demand payment as outlined above unless the Dissenter causes Interenergy to receive the Dissenter's Responsive Notice within thirty (30) days after Interenergy made or offered payment for the Dissenter's shares.

COURT ACTION FOR APPRAISAL

     If the Dissenter's demand for payment pursuant to the Dissenter's Responsive Notice remains unresolved, Interenergy may, within sixty (60) days after receiving the Dissenter's Responsive Notice, commence a proceeding and petition the District Court of Denver County to determine the fair value of the Dissenter's shares and accrued interest. If the Dissenter's demand for payment remains unresolved within that sixty day period and Interenergy does not commence the proceeding within that period, Interenergy must pay to the Dissenter the amount demanded in the Dissenter's Responsive Notice.

     Interenergy shall make all Dissenters whose demands remain thus unresolved parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition in the manner provided in Article
113. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings. Each Dissenter made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the Dissenter's shares, plus interest, exceeds the amount paid by Interenergy, or the fair value, plus interest, of the Dissenter's shares for which Interenergy elected to withhold payment under the provisions for shares acquired after the Announcement Date, as outlined above.

     The court will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and will assess the costs against Interenergy; except that the court may assess costs against all or some of the Dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (a) against Interenergy and in favor of any Dissenters if the court finds Interenergy did not substantially comply with the requirements of part 2 of Article 113; or (b) against either Interenergy or one or more Dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided in Article
113. If the court finds that the services of counsel for any Dissenter were of substantial benefit to other Dissenters similarly situated, and that the fees for those services should not be assessed against Interenergy, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the Dissenters who were benefited.

     THE ABOVE IS MERELY A SUMMARY OF ARTICLE 113 OF THE CBCA. THIS SUMMARY IS QUALIFIED BY REFERENCE TO THAT ARTICLE, WHICH IS SET FORTH IN ITS ENTIRETY AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS. INTERENERGY SHAREHOLDERS DESIRING TO EXERCISE DISSENTERS' RIGHTS SHOULD REFER TO THE FULL TEXT OF APPENDIX B AND SHOULD CONSULT COUNSEL SINCE FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE STATUTE WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     If holders of more than 10% of the shares of Interenergy Common Stock, Series A Preferred and Series B Preferred, taken as a whole, outstanding immediately prior to the Effective Date properly exercise dissenters' rights, K N will have the right to decline to consummate the Merger. See "Certain Terms of the Merger Agreement -- Conditions to the Merger."

                        DESCRIPTION OF K N CAPITAL STOCK

GENERAL

     K N is currently authorized by the K N Charter to issue 50,000,000 shares of common stock, of which 31,415,563 were outstanding on September 11, 1997; 200,000 shares of Class A Preferred Stock, no par value ("Class A Preferred Stock"), of which 70,000 shares were outstanding as Class A $5.00 Cumulative Preferred Stock on such date; and 2,000,000 shares of Class B Preferred Stock, no par value ("Class B Preferred Stock"), of which no shares were outstanding on such date.

     The Board of Directors of K N is authorized by the K N Charter to provide, without further shareholder action, for the issuance of one or more series of Class A Preferred Stock and Class B Preferred Stock. The

Board of Directors has the power to fix various terms with respect to each such series, including voting power, designations, preferences, dividend rates, conversion and exchange provisions, redemption provisions and, in the case of the Class B Preferred Stock, the amounts which holders are entitled to receive upon any liquidation, dissolution or winding up of K N. Class A Preferred Stock and Class B Preferred Stock will rank prior to the Common Stock with respect to both dividends and distribution of assets on liquidation, dissolution or winding up of K N.

     In the event of any liquidation, dissolution or winding up of K N, whether voluntary or involuntary, the holders of shares of Class A Preferred Stock of each series shall be entitled to receive in full out of the assets of K N the sum of $100 per share of Class A Preferred Stock, plus any arrearages in dividends thereon to the date fixed for the payment in liquidation, before any distribution shall be made to the holders of shares of any stock junior to the Class A Preferred Stock. K N may, at the option of its Board of Directors, redeem the whole or any part of the Class A Preferred Stock, or of any series thereof at any time or from time to time within the period during which such stock is, according to the K N Charter, or the resolutions of K N's Board of Directors providing for the issue thereof, redeemable, by paying the redemption price thereof, including any arrearages in dividends thereon to the date fixed for redemption. The Class A $5.00 Cumulative Preferred Stock is redeemable, in whole or in part, at the option of K N at any time, or from time to time, at the price of $105 per share plus accrued and unpaid dividends. This series has no sinking fund requirements. Holders of shares of Class A $5.00 Cumulative Preferred Stock are entitled to receive, when and as declared by K N's Board of Directors of K N, cumulative preferential cash dividends at the annual rate of $5.00 per share prior to the payment of any dividends or other distributions on (or purchase or redemption of) the Class B Preferred Stock or the Common Stock.

     In the event of any liquidation, dissolution or winding up of K N, whether voluntary or involuntary, the holders of shares of Class B Preferred Stock of each series shall be entitled to receive, subject to the prior rights of the holders of shares of Class A Preferred Stock, the full preferential amount fixed by the K N Charter, or the resolutions of K N's Board of Directors providing for the issue thereof, including any arrearages in dividends thereon to the date fixed for the payment in liquidation, before any distribution shall be made to the holders of shares of any stock junior to the Class B Preferred Stock. Dividends may not be declared or paid or set apart for payment on any series of Class B Preferred Stock, unless there shall be no arrearages in dividends on any series of Class A Preferred Stock entitled to cumulative dividends for any past dividend period and dividends in full for the current dividend period have been paid or declared or set aside for payment on all Class A Preferred Stock.

     In addition, the holders of the Class A Preferred Stock then outstanding have the right to vote separately as a class with respect to (i) certain amendments to the K N Charter or the Bylaws of K N which adversely affect the voting powers, rights or preferences of the holders of shares of Class A Preferred Stock, (ii) the creation of any class of stock or any security convertible into or exchangeable for or evidencing the right to purchase any stock ranking prior to or on a parity with, either as to dividends or upon liquidation, the Class A Preferred Stock, or (iii) certain mergers or consolidations of K N with or into any other corporation. For such actions to be taken by K N, including increasing the authorized amount of any class of stock ranking prior to the Class A Preferred Stock, the affirmative vote of the holders of at least 50% of the shares of the Class A Preferred Stock then outstanding would be required. The affirmative vote of at least 50% of the shares of any series of Class A Preferred Stock then outstanding is required for K N to amend the K N Charter or resolutions of the Board of Directors of K N providing for the issue of such series of Class A Preferred Stock so as to affect adversely the powers, preferences or rights of the holders of Class A Preferred Stock of such series. The holders of Class B Preferred Stock then outstanding also have the right to a separate vote regarding (a) the events described in the first sentence of this paragraph with regard to such Class B Preferred Stock, requiring the affirmative vote of at least 50% of the shares of Class B Preferred Stock then outstanding, and (b) amendments to the K N Charter, or to resolutions of K N's Board of Directors providing for the issue of any series of Class B Preferred Stock so as to affect adversely the powers, preferences or rights of the holders of such series, requiring the affirmative vote of at least 50% of the shares of such series then outstanding.

     If dividends are in arrears on the shares of any series of Class A Preferred Stock to which the following provisions are made applicable pursuant to the K N Charter or resolutions of K N's Board of Directors providing for the issue of any such series (i) in an aggregate amount equal to three but less than six full quarterly dividends, then the holders of the shares of all such series of Class A Preferred Stock have the exclusive right, voting separately as a class and without regard to series, to elect directors constituting one-third of K N's Board of Directors or (ii) in an aggregate amount equal to six full quarterly dividends, then such holders have the exclusive right, voting separately as a class and without regard to series, to elect directors constituting one-half of K N's Board of Directors plus one additional director, in each case until all arrearages in dividends and dividends in full for the current quarterly period have been paid on or declared and set aside for payment on the shares of such series. These provisions are applicable to the Class A $5.00 Cumulative Preferred Stock. The holders of the outstanding Class B Preferred Stock have the right to elect directors of K N similar to the Class A $5.00 Cumulative Preferred Stock in the event of non-declaration of dividends, for the periods described above, on the Class B Preferred Stock if the holders of the Class A $5.00 Cumulative Preferred Stock are not then entitled to elect directors as described above.

     All outstanding shares of K N Common Stock are, and all such shares issued in the Merger will be, validly issued, fully paid and nonassessable. Holders of K N Common Stock and Class A $5.00 Cumulative Preferred Stock are entitled to one vote for each share on all matters voted on by shareholders. Holders of Common Stock, Class A Preferred Stock and Class B Preferred Stock have no preemptive rights to subscribe for or purchase any additional securities issued by K N. Subject to the preferential rights of the holders of the Class A Preferred Stock and Class B Preferred Stock, the holders of Common Stock are entitled to receive any dividends which may be declared by K N's Board of Directors out of funds legally available therefor and to share pro rata in the net assets of K N upon liquidation, dissolution or winding up. Shares of Common Stock have no cumulative voting rights or redemption, sinking fund or conversion privileges.

ANTI-TAKEOVER MATTERS

     Charter and Bylaws. Certain provisions of the K N Charter and the Bylaws of K N could have the effect of preventing a change in control of K N in certain situations. These provisions generally provide for (a) the classification of the K N Board of Directors of K N into three classes of as nearly an equal number as possible, having staggered terms of three years each; (b) the removal of directors only for cause or by unanimous vote of the remaining members of the K N Board of Directors; (c) the filling of any vacancy on the K N Board of Directors by the remaining directors then in office; (d) the limitation of the number of directors to a minimum of nine and a maximum of 15, with the exact number to be determined by the K N Board of Directors; (e) increasing the shareholder vote required to amend, repeal or adopt any provision in a manner inconsistent with the foregoing provisions under (a), (b) and (d) above to two-thirds of the outstanding voting securities of K N; (f) the requirement that certain business combinations or transactions involving K N and any beneficial owner of more than 5% of the outstanding voting securities of K N be approved by holders of at least two-thirds of the outstanding voting securities of K N, including those held by such beneficial owner, unless the business combination or transaction is (I) approved by the K N Board of Directors before such beneficial owner became a holder of more than 5% of K N's outstanding voting securities or (II) approved by sufficient members of the K N Board of Directors to constitute a majority of the members of the full K N Board of Directors in office prior to the time such beneficial owner became a holder of more than 5% of K N's voting securities, or (III) with an entity of which a majority of the outstanding shares of voting securities is owed by K N and its subsidiaries; (g) increasing the shareholder vote required to amend, repeal or adopt any provision in a manner inconsistent with the foregoing provision under (f) above to two-thirds or more of the then outstanding shares of voting securities of K N;
(h) the requirement that certain business combinations or transactions involving K N and any beneficial owner of 10% or more of the outstanding voting securities of K N be approved by holders of at least 80% of the outstanding voting securities of K N, including those held by such beneficial owner, unless (I) the business combination or transaction is approved by three-fourths of the K N Board of Directors then in office who are not associated with or related to anyone who beneficially owns, and do not themselves own, 10% or more of K N's voting securities or (II) certain conditions relating generally to the fairness of the price to be received by shareholders of K N in such business combination or transaction are satisfied; (i) increasing the shareholder vote required to amend, repeal or adopt any provision in a manner inconsistent with the foregoing provision under (h) above to 80% or more of the outstanding voting securities of K N unless approved by an affirmative vote of three-fourths of the K N Board of Directors then in office who are not associated with or related to anyone who beneficially owns, and do not themselves own, 10% or more of K N's voting securities; (j) certain procedural requirements for shareholder nominations to the K N Board of Directors; and (k) the requirement that special meetings of shareholders may only be called by shareholders owning 51% or more of the outstanding voting securities of K N, by its Board of Directors, the Chairman of its Board of Directors or the President of K N.

     Shareholder Rights Plan. On August 17, 1995, the Board of Directors of K N declared a dividend of one preferred share purchase right (a "Right") with respect to each outstanding share of Common Stock held of record on September 15, 1995 or issued thereafter and prior to the date the rights become exercisable. Until the Rights become exercisable, they will be evidenced by certificates for shares of Common Stock and will automatically trade with the Common Stock. If and when the Rights become exercisable, Rights certificates will be distributed and the Rights will become separately tradable. The full terms of the Rights are set forth in the Rights Agreement dated as of August 21, 1995, between the Company and the Bank of New York, as Rights Agent, a copy of which has been filed with the Commission and is incorporated herein by reference.

     Each Right entitles the holder thereof to purchase from the Company one one-thousandth of a share of Class B Junior Participating Series Preferred Stock, without par value (the "Preferred Shares"), for a price of $80 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Rights become exercisable upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding voting shares of the Company or (ii) ten business days following the commencement or announcement of an intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding voting shares of the Company. The Rights will expire on the later of September 15, 2005 or the third anniversary of the date on which the Rights became exercisable (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

     If a person or group were to acquire 20% or more of the voting shares of the Company, each Right then outstanding (other than Rights beneficially owned by the acquiring person, which would become null and void) would become a right to buy that number of shares of Common Stock (or, under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right. If the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

     At any time after the acquisition by a person or group of beneficial ownership of 20% or more of the outstanding voting shares of the Company and before the acquisition by a person or group of 50% or more of the outstanding voting shares of the Company, the K N Board of Directors may, at its option, issue shares of Common Stock (or Preferred Shares) in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group, which would become null and void) at an exchange ratio of one share of Common Stock (or one one-thousandth of a Preferred Share) for each Right, subject to adjustment. In addition, the Company is entitled to redeem all of the outstanding Rights at a price of $0.01 per Right at any time prior to the first public announcement that a person or group has become the beneficial owner of 20% or more of the outstanding voting shares of the Company.

     Until a Right is exercised, the holder thereof, as such, has no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

KANSAS BUSINESS COMBINATION ACT

     K N is subject to Sections 17-12, 100 et seq. of the Kansas Statutes Annotated (the "K.S.A."), which imposes a three-year moratorium on business combinations between a Kansas corporation and an "interested shareholder" (in general, a shareholder owning 15% or more of a corporation's outstanding voting stock) or an affiliate or associate thereof unless (a) prior to an interested shareholder becoming such, the board of directors of the corporation has approved either the business combination or the transaction by which the interested shareholder became such; (b) upon consummation of the transaction resulting in an interested shareholder becoming such, the interested shareholder owns 85% of the voting stock that was outstanding at the time the transaction commenced (excluding, from the calculation of outstanding shares, shares beneficially owned by management, directors and certain employees stock plans); or (c) on or after the date an interested shareholder becomes such, the business combination is approved by (i) the K N Board of Directors and (ii) the affirmative vote of the holders of at least 66 2/3% of the outstanding shares (other than those shares beneficially owned by the interested shareholder) at a meeting of shareholders.

KANSAS CONTROL SHARE ACQUISITIONS ACT

     K N is also subject to Sections 17-1286 et seq. of the K.S.A. (the "Kansas Control Share Acquisitions Act"), which applies to public corporations incorporated in Kansas that have certain other connections with the state. The Kansas Control Share Acquisitions Act relates principally to the acquisition of "control shares" in such a corporation. Under the Kansas Control Share Acquisitions Act, a control share acquisition is one that, except for the operation of the Act, would raise the acquiring person's voting power in the election of directors of the subject corporation to or above any of three thresholds: one-fifth or more but less than one-third of all voting power; one-third of all voting power; one third or more but less than a majority of all voting power; and at least a majority of all voting power. Whenever a control share acquisition occurs, the acquiring person has no voting rights with respect to those shares unless both a majority of all outstanding shares and a majority of all such shares excluding all "interested shares" (in general, shares beneficially controlled by the acquiring person or any officer or inside director of the subject corporation) approve the acquisition. If the control shares are accorded voting rights, then dissenters' rights are available under the Kansas Control Share Acquisitions Act to shareholders who did not vote in favor of the control share acquisition and who comply with certain prescribed procedures. If the shareholders vote not to accord voting rights to the control shares, however, then the issuing corporation has a 60-day option to redeem all such shares at market value.

OTHER MATTERS

     The Bank of New York serves as registrar and transfer agent for the K N Common Stock and for the K N Class A $5.00 Cumulative Preferred Stock.

           MARKET PRICES OF K N COMMON STOCK AND DIVIDEND INFORMATION

MARKET INFORMATION

     The K N Common Stock is traded on the NYSE under the symbol "K N." The following table sets forth the range of high and low per share prices for K N Common Stock for the periods indicated, as reported on the NYSE composite tape, and the cash dividends paid on each share of K N Common Stock.

                                                           HIGH      LOW      DIVIDENDS
                                                          ------    ------    ---------
1995
  First Quarter.........................................  $24.75    $20.25      $0.25
  Second Quarter........................................   27.00     23.75       0.25
  Third Quarter.........................................   28.75     23.875      0.25
  Fourth Quarter........................................   30.25     25.25       0.26
1996
  First Quarter.........................................   31.75     27.00       0.26
  Second Quarter........................................   34.375    30.625      0.26
  Third Quarter.........................................   36.625    31.75       0.26
  Fourth Quarter........................................   41.25     35.00       0.26
1997
  First Quarter.........................................   41.625    36.25       0.27
  Second Quarter........................................   42.875    37.00       0.27
  Third Quarter (through November   )...................

     On August 22, 1997, the last trading day prior to the announcement by K N and Interenergy that they had reached an agreement concerning the Merger, the closing per share sale price of K N Common Stock, as reported on the NYSE composite tape, was $40. On an equivalent per share basis (assuming a $40 per share price of K N Common Stock and that K N is entitled to all cash escrowed on the Effective Date), the market values of Interenergy Common Stock, Series A Preferred and Series B Preferred were then approximately $6.53, $19.59 and $8.50, respectively.

     See the cover page of this Proxy Statement/Prospectus for a recent closing per share sale price of K N Common Stock.

     Following the Merger, K N Common Stock will continue to be traded on the NYSE. Following the Merger, Interenergy Common Stock, Series A Preferred and Series B Preferred will cease to exist, and so there will be no market for such stock.

DIVIDEND INFORMATION

     K N has paid cash dividends on the K N Common Stock each year since 1938, although future dividend payments will necessarily depend upon K N's earnings and financial position, capital requirements and other relevant factors.

PRINCIPAL SHAREHOLDERS OF K N

     Common Stock. According to information supplied to K N by the beneficial owners listed below and, where applicable, the books and records of K N, as of September 11, 1997, the following entities each owned beneficially more than 5% of the shares of K N Common Stock outstanding as of that date:

                            NAME                               SHARES      PERCENTAGE
                            ----                              ---------    ----------
Cabot Corporation...........................................  2,347,954       7.49%
State Farm Mutual Automobile Insurance Co...................  1,920,000       6.12
Employees Retirement Fund Trust Profit Sharing Plan of
  K N Energy, Inc...........................................  1,710,408       5.46
Jurika & Voyles, Inc........................................  1,642,000       5.24

     Information as to the beneficial ownership of K N Common Stock by the directors and executive officers of K N is set forth under "Election of Directors" and "Executive Stock Ownership" in the proxy statement of K N dated March 10, 1997 respecting its 1997 Annual Meeting of Shareholders, which information is incorporated by reference in K N's Annual Report on Form 10-K for the fiscal year ended December 31, 1996. See "Incorporation of Certain Documents by Reference."

     Preferred Stock. No person is known by the Company to be the beneficial owner of 5% or more of the 70,000 outstanding shares of Class A $5.00 Preferred Stock of the Company.

                     COMPARATIVE RIGHTS OF INTERENERGY AND
                                K N SHAREHOLDERS

     The following is a summary of material rights of holders of K N Common Stock and the rights of holders of Interenergy Common Stock and Series A Preferred that arise from each company's respective Charter and, for holders of K N Common Stock, from the Kansas General Corporation Code ("KGCC"), and for holders of Interenergy Common Stock, from the CBCA. For additional information with respect to K N Common Stock, see "Description of K N Capital Stock."

NUMBER AND CLASSIFICATION OF BOARD OF DIRECTORS

     K N. The K N Charter and K N's Bylaws provide for the classification of the Board of Directors of K N into three classes, with directors serving staggered three-year terms. The K N Charter also provides that the number of directors shall be fixed from time to time by the Board of Directors of K N, but may not consist of fewer than nine nor more than 15 persons. (Currently there are 14 K N Directors.) The foregoing provisions cannot be altered, amended or repealed without the affirmative vote of the holders of two-thirds of the outstanding voting securities of K N.

     Interenergy. Under the CBCA, the articles of incorporation and the bylaws of a Colorado corporation may specify the number of directors. The Interenergy Charter provides that the number of directors shall be no fewer than three (unless there are fewer than three shareholders of record). The Interenergy Bylaws provide that the Interenergy Board shall consist of four directors, unless there are fewer than four shareholders of record, in which event there shall not be fewer directors than there are shareholders of record, each serving for a term of one year or until his or her successor is elected and qualified, or until his or her death, resignation or removal.

REMOVAL OF DIRECTORS

     K N. The K N Charter and K N's Bylaws provide that, subject to the rights of the holders of K N preferred stock, a K N Director may be removed from office
(i) by the shareholders of K N only for cause, or (ii) by unanimous vote of the other directors then in office, with or without cause. The K N Charter provides that a director may be removed for "cause" if the director has been convicted of a felony or has been adjudged to be liable for negligence or misconduct in his performance of his duty to K N, in either case, by a court of competent jurisdiction, and such conviction or finding of negligence or misconduct is no longer subject to direct appeal. The foregoing provisions cannot be altered, amended or repealed without the affirmative vote of the holders of two-thirds of the outstanding voting securities of K N.

     Interenergy. The Interenergy Bylaws provide that directors may be removed from office with or without cause on the affirmative vote of the holders of a majority of the issued and outstanding shares entitled to vote on the election of directors at a special meeting of shareholders called and held for such purpose.

DIRECTOR NOMINATIONS AND SPECIAL MEETINGS

     K N. K N's Bylaws provide that a special meeting of shareholders may be called at the request of shareholders owning 51% or more of the outstanding voting stock of K N, by the Board of Directors, the Chairman of the Board of Directors or the President of K N. Pursuant to K N's Bylaws, shareholders may nominate candidates for the Board of Directors by notifying K N of the name of such candidate and by furnishing other required information at least 40 days prior to the shareholders' meeting at which such election will be held.

     Interenergy. Under the CBCA, a special meeting of shareholders may be called by (i) the board of directors or the persons authorized by the bylaws or resolution of the board of directors to call such meeting or (ii) the written demand of holders of 10% of the outstanding shares of a corporation entitled to be cast on any issue proposed to be considered at the meeting. The Interenergy Bylaws provide that special meetings of Interenergy shareholders may be called by the President or the Interenergy Board and shall be called by the President or the Secretary of Interenergy upon the request of a majority of the Interenergy Board or the holders of 10% or more of the outstanding shares of Interenergy stock entitled to vote at such meeting.

     The Interenergy Charter and Bylaws do not restrict the manner in which nominations for directors may be made by shareholders. The Interenergy Bylaws limit the ability of Interenergy shareholders to bring business before a special meeting of shareholders that has not been specified in the notice of such meeting.

SHAREHOLDER VOTE REQUIRED FOR CERTAIN TRANSACTIONS

     K N. The K N Charter contains certain provisions that require that a higher percentage of shareholders approve certain mergers, business combinations and other similar transactions than would otherwise be required under the KGCC. Pursuant to the K N Charter, any Business Combination (as defined below) involving a beneficial owner (an "Interested Person") of more than 5% of the outstanding securities of K N then entitled to vote at a meeting of shareholders considered for the purposes thereof as one class (the "Voting Stock"), must be approved by the affirmative vote of at least two-thirds of all of the outstanding shares of Voting Stock. The K N Charter also contains fair price provisions applicable to certain Related Person Business Combinations (as defined below) involving a beneficial owner (a "Related Person") of 10% or more of the outstanding voting securities of K N. Such transactions must be approved by the affirmative vote of 80% of the outstanding voting securities of all classes of K N entitled to vote in elections of directors. In each case, the required vote shall be in addition to any class vote or other vote otherwise required, and the Board of Directors of K N has the power and duty to make a final and binding determination as to whether the special voting provisions of the K N Charter are applicable with respect to such Business Combination or Related Person Business Combination, as the case may be.

     The special vote requirements in the case of a transaction involving an Interested Person will not be applicable if the Business Combination satisfies either of the following two conditions: (i) the Board of Directors has approved the Business Combination either (a) prior to the time the Interested Person became an Interested Person, or (b) by a majority of Disinterested Directors (as defined below), or (ii) a majority of the outstanding shares of all classes of stock then entitled to vote at a meeting of shareholders of the Interested Person is owned by K N and its subsidiaries. The special vote requirements applicable to an Interested Person transaction cannot be altered, amended, or repealed without the affirmative vote of at least two-thirds of the outstanding voting securities of K N.

     The special vote requirements in the case of a transaction involving a Related Person will not be applicable if the Related Person Business Combination satisfies either of the following two conditions: (i) it has been approved by three-fourths of the members of the Board of Directors who are not Related Person Directors (as defined below), or (ii) certain minimum price, form of consideration and procedural requirements are satisfied. The special vote requirements applicable to a Related Person transaction cannot be altered, amended or repealed without the affirmative vote of 80% or more of the outstanding voting securities of K N entitled to vote in elections of directors, unless approved by an affirmative vote of three-fourths of the Board of Directors then in office who are not themselves Related Person Directors.

     A "Business Combination" includes (i) any agreement for the merger or consolidation of K N with or into an Interested Person, (ii) any sale, lease, exchange, mortgage, pledge or other disposition of all, or substantially all, or any Substantial Part (as defined below) of the assets of K N or any subsidiary to an Interested Person or (iii) any issuance or transfer by K N of securities of a Substantial Amount (as defined below) in exchange for the securities or assets of an Interested Person.

     A "Disinterested Director" is any member of the Board of Directors of K N who was a director prior to the time that an Interested Person became an Interested Person.

     A "Related Person Director" is any member of the Board of Directors of K N who is a Related Person or an affiliate or associate of a Related Person or an officer, director, employee or agent of a Related Person or of an affiliate or associate of a Related Person.

     A "Related Person Business Combination" includes (i) any agreement for the merger or consolidation of K N or any of its subsidiaries with or into any Related Person, (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of all, or substantially all, or any Substantial Part of the assets of K N or its subsidiaries to a Related Person, (iii) any issuance or transfer by K N and its subsidiaries of any Substantial Amount of voting securities of K N in exchange for the securities or assets of a Related Person or (iv) any recapitalization of K N or any subsidiary, or merger or consolidation of K N with any subsidiary, which has the effect of increasing the proportionate interest of a Related Person in the outstanding voting securities of any class of K N or any subsidiary.

     The term "Substantial Part" means any assets having a then fair market value, in the aggregate, of more than $5,000,000.

     The term "Substantial Amount" means (i) with respect to a Business Combination, any securities of K N having a then fair market value of more than $5,000,000 and (ii) with respect to a Related Person Business Combination, any voting securities of K N having a then fair market value of more than $5,000,000.

     The K N Charter also provides that K N may voluntarily liquidate and dissolve only with the approval of at least two-thirds of the outstanding voting securities of K N.

     Interenergy. Each share of Interenergy Common Stock and Series A Preferred entitles the holder thereof to one vote and three votes, respectively, on each matter submitted to a vote of such holders. Each share of Series B Preferred entitles the holder thereof to one-tenth of one vote for the election of directors to the Interenergy Board only. Neither the holders of shares of Interenergy Common Stock nor the holders of shares Series A Preferred or Series B Preferred have separate class voting or cumulative voting rights in the election of directors.

     Under the CBCA and the Interenergy Bylaws, directors are elected by a plurality of the votes cast. Pursuant to the Interenergy Charter and the Interenergy Bylaws, other matters submitted to a vote of the Interenergy shareholders require for approval the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter (except that certain matters, including the amendment of the Interenergy Charter, the disposition of all or substantially all of the assets of Interenergy outside the ordinary course of business, the merger of Interenergy with another company and the voluntary dissolution of Interenergy require the affirmative vote or concurrence of holders of sixty percent of the outstanding shares of Interenergy entitled to vote thereon).

     To approve an amendment to the Interenergy Charter proposed by the Interenergy Board, the CBCA requires, unless the articles of incorporation, the bylaws or any action by the board of directors requires a greater vote, that the votes cast favoring approval exceed the votes cast against such proposal or, in cases in which class voting is required, such approval by each class. The Interenergy Charter and Interenergy Bylaws specify that the affirmative vote of sixty percent of the outstanding shares of Interenergy entitled to vote shall be required to approve an amendment to the Interenergy Charter and do not provide for class voting.

     With certain exceptions relating to quorum or voting requirements for directors or shareholders, the CBCA provides that either the board of directors or the shareholders may amend the bylaws. The Interenergy Bylaws provide that they may be altered, amended or repealed and new bylaws may be adopted by the Interenergy Board or Interenergy's shareholders.

     In addition to board of directors approval, the CBCA requires that mergers, consolidations, dissolutions, and dispositions of all or substantially all of a corporation's assets be approved by each voting group entitled to vote separately on such action, by a majority of all the votes entitled to be cast on such proposal by that voting group unless the articles of incorporation or the bylaws specify a different vote required for approval. The

Interenergy Charter requires the approval of sixty percent of the Interenergy Voting Shares, with no provision for class voting.

     The CBCA requires that mergers be approved by each class of stock, voting separately, under certain circumstances, which Interenergy views as being applicable to the Merger. Consequently, it is Interenergy's position that, in addition to the sixty-percent affirmative vote of the Interenergy Common Stock and Series A Preferred required by the Interenergy Charter, the CBCA also requires that each class of Interenergy shares separately approve the Merger Agreement. For corporations incorporated prior to June 30, 1994, Section 7-117-101(8) of the CBCA provides that unless the articles of incorporation of such corporation contain a provision establishing the vote of the shareholders required to approve a plan of merger, such plan of merger shall be approved by each voting group entitled to vote separately on the plan of merger by two-thirds of all the votes entitled to be cast on the plan of merger by that voting group. Interenergy was incorporated prior to June 30, 1994 and the Interenergy Charter does not state the required vote by each class for approving a plan of merger under class voting. Consequently, Interenergy has taken the position that approval of the Merger Agreement requires the affirmative vote of the holders of two-thirds of the shares of each of the Interenergy Common Stock, Series A Preferred and Series B Preferred, voting as a class.

     There are no limitations under the CBCA with respect to interested shareholder business combinations. However, the Interenergy Bylaws require the unanimous approval of the Interenergy Board to authorize any interested shareholder transactions.

                  ADDITIONAL INFORMATION REGARDING INTERENERGY

DESCRIPTION OF BUSINESS

     General. Interenergy is engaged in the business of constructing, acquiring and operating natural gas gathering and processing facilities and in the marketing of natural gas and natural gas liquids to industrial and commercial end users, primarily in the Rocky Mountain and Mid-Continent regions of the United States.

     Natural Gas Processing. Interenergy currently owns and operates natural gas gathering, processing and fractionation facilities situated in the Rocky Mountain region of the United States. These facilities connect over 500 producing oil and gas wells to approximately 615 miles of Interenergy's gathering pipelines.

     Interenergy purchases natural gas and entrained natural gas liquids ("NGLs") from major and independent oil and gas producers, gathers those volumes by means of its pipeline gathering systems, processes the natural gas and extracts the NGLs, where applicable, combines the supply of residue gas from its plants with other supplies of natural gas, arranges for transportation of the natural gas and markets the natural gas to various industrial, commercial and agricultural end users and local gas distribution companies. NGLs that are extracted from the natural gas are, where applicable, further separated, or fractionated, into their primary component products: ethane, propane, butane and natural gasoline. These component products are then sold to liquid petroleum gas wholesalers, retailers and refiners as feedstock for various chemical plants, retail heating fuel or blending stocks.

     Interenergy does not own or produce crude oil or natural gas reserves. The majority of the natural gas flowing through Interenergy's facilities is purchased or gathered under contracts with producers ranging in size from small independents to major oil companies. Under such purchase contracts, Interenergy typically takes title to the natural gas at the outlet of a producer's facilities.

     Interenergy currently has two natural gas processing and transportation facilities, located in Wyoming and North Dakota, through which NGLs extracted are further processed and separated into their individual components (ethane, propane, butane and natural gasoline). Interenergy markets its fractionated NGLs to a variety of wholesale and retail customers and refiners. The prices received for these products are generally based upon the industry average published price for NGLs at Mont Belvieu, Texas or Conway, Kansas, plus or minus a transportation differential for product delivered in the region.

     Interenergy also purchases and aggregates off-system supplies of natural gas not connected to its gas gathering systems. Off-system supply is normally purchased through short-term and long-term agreements on a reasonable-efforts basis at wellhead prices. Interenergy takes title to the natural gas at the producer's facilities or other mutually agreeable delivery points and arranges for appropriate transportation in order to market this supply.

     Natural Gas Marketing. Marketing services provided by Interenergy include supply and market aggregation, dispatching, balancing, regulatory compliance, contract negotiations, transportation and storage management and related administrative services to facilitate the movement of natural gas from the wellhead to the end user.

     Interenergy's customers are located primarily in the Rocky Mountain and Mid-Continent regions of the United States. During the fiscal year ended December 31, 1996, Interenergy marketed natural gas volumes of approximately 47,000,000 million British thermal units ("MMBtus") to approximately 1,275 industrial and commercial customers.

     A significant portion of Interenergy's sales volumes are to local distribution companies and industrial and commercial end users that, in many instances, purchase natural gas supplies from Interenergy under long-term sales contracts or renewable short term contracts. In 1996, Interenergy's marketing customer volume mix comprised 30% wholesale, 20% industrial/commercial, 9% government, 8% agriculture and 33% to local gas distribution companies.

MARKET PRICE AND DIVIDENDS ON INTERENERGY COMMON STOCK AND RELATED SHAREHOLDER MATTERS

     As of the Interenergy Record Date, there were issued and outstanding 1,974,527 shares of Interenergy Common Stock, held by 17 owners of record. There is no established public market for Interenergy Common Stock.

     Interenergy has not paid a cash dividend on the Interenergy Common Stock within the past two full fiscal years or since the close of the most recent fiscal year. Pursuant to the Merger Agreement, Interenergy is precluded from declaring or paying any dividend to holders of Interenergy Common Stock without the prior consent of K N. See "Certain Terms of the Merger Agreement -- Conduct of Business Prior to the Merger." Interenergy has no intention of paying cash dividends to holders of Interenergy Common Stock in the foreseeable future.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     As of the Interenergy Record Date, there were outstanding 1,974,527 shares of Interenergy Common Stock, 500,000 shares of Series A Preferred, and 194,159 shares of Series B Preferred. Under the Interenergy Charter, holders of Interenergy Common Stock are entitled to one vote per share on all matters to be determined by Interenergy's shareholders and holders of Series A Preferred are entitled to three votes per share on all such matters. Holders of Series B Preferred are entitled to one-tenth of a vote in the election of directors to the Interenergy Board only. In addition, for purposes of approving the Merger Agreement, Interenergy has taken the position that the CBCA requires that each class of shares, voting separately as a class, approve the Merger Agreement by a two-thirds affirmative vote.

     Security Ownership of Certain Beneficial Owners. The following tables set forth, respectively, certain information regarding the beneficial ownership of Interenergy Common Stock and Series A Preferred by each shareholder known by Interenergy to own beneficially more than five percent (5%) of the Interenergy Common Stock or Series A Preferred, as the case may be, entitled to vote at any meeting of the shareholders of Interenergy. This information is as of the Interenergy Record Date.

                  NAME AND ADDRESS OF                     NUMBER OF SHARES      PERCENT OF
                    BENEFICIAL OWNER                      OF COMMON STOCK        CLASS(1)
                  -------------------                     ----------------      ----------
Patrick R. McDonald.....................................      727,500(2)          36.38%
  1700 Broadway, Suite 1150
  Denver, CO 80290
James P. Rode...........................................      727,500(2)          36.38%
  1700 Broadway, Suite 1150
  Denver, CO 80290
Williston Basin Interstate..............................      288,812(3)          14.63%(4)
  Pipeline Company
  200 North Third Street, Suite 300
  Bismarck, ND 58501
AMGO II.................................................      233,714             11.84%
  First Reserve Capital Management
  475 Steamboat Road
  Greenwich, CT 06830

---------------

(1) The percentages stated reflect the percentage ownership of the referenced holder of Interenergy Common Stock, rounded to the nearest one-hundredth of one percent. Assumes (i) the exercise of Interenergy Options by the referenced holder, and (ii) no exercise of Interenergy Options held by any other holder.

(2) Includes vested Interenergy Options as follows: Mr. McDonald 25,000 and Mr. Rode 25,000.

(3) Does not include 19,416 votes, representing 194,159 shares of Series B Preferred, each share of which is entitled to 1/10 of a vote for purposes of electing directors to the Interenergy Board only.

(4) The percentage of Interenergy voting capital stock held by Williston Basin Interstate Pipeline Company is approximately 8.82%, for purposes of electing directors to the Interenergy Board, and 8.31%, for all other purposes (see note (3) above).

                                                            NUMBER OF SHARES
                   NAME AND ADDRESS OF                        OF SERIES A       PERCENT OF
                     BENEFICIAL OWNER                          PREFERRED        CLASS (1)
                   -------------------                      ----------------    ----------
Yorktown Energy Partners, L.P.............................      379,932(2)        67.45%
  Yorktown Partners LLC
  535 Madison Avenue
  New York, NY 10022
Concord Partners II, L.P..................................      143,004(3)        27.30%
  Ticonderoga Capital Inc.
  535 Madison Avenue
  New York, NY 10022
SBC Warburg Dillon Read Inc...............................       73,236(4)        14.30%
  535 Madison Avenue
  New York, NY 10022

---------------

(1) The percentages stated reflect the percentage ownership of the referenced holder of Series A Preferred, rounded to the nearest one-hundredth of one percent. Assumes (i) the exercise of Interenergy Warrants held only by the named holder and (ii) no exercise of Interenergy Warrants held by any other holder.

(2) Includes 316,660 shares of Series A Preferred and 63,332 Interenergy Warrants. Each such share is convertible into three shares of Interenergy Common Stock and each Interenergy Warrant may be exercised to purchase one share of Series A Preferred.

(3) Includes 119,170 shares of Series A Preferred and 23,834 Interenergy Warrants. Each such share is convertible into three shares of Interenergy Common Stock and each Interenergy Warrant may be exercised to purchase one share of Series A Preferred.

(4) Includes 58,530 shares of Series A Preferred and 11,706 Interenergy Warrants held by SBC Warburg Dillon Read Inc. and 2,500 shares of Series A Preferred and 500 Interenergy Warrants held by Lexington Partners IV, L.P., a partnership in which SBC Warburg Dillon Read Inc. is Managing Partner and exercises voting control. Each such share is convertible into three shares of Interenergy Common Stock and each Interenergy Warrant may be exercised to purchase one share of Series A Preferred.

     On the Interenergy Record Date, Williston Basin Interstate Pipeline Company beneficially owned 100% of the 194,159 shares of Series B Preferred then outstanding.

     Security Ownership of Management. The following table sets forth information as of the Interenergy Record Date concerning the shares of Interenergy Common Stock beneficially owned by (i) each of the directors of Interenergy, (ii) each of the executive officers of Interenergy and (iii) all directors and executive officers as a group:

                 NAME, TITLE AND ADDRESS OF                   NUMBER OF      PERCENT OF
                      BENEFICIAL OWNER                         SHARES         CLASS(1)
------------------------------------------------------------  ---------      ----------
Patrick R. McDonald.........................................    727,500(2)     36.38%
  President and Director
  1700 Broadway, Suite 1150
  Denver, CO 80290
James P. Rode...............................................    727,500(2)     36.38%
  Executive Vice President, General Counsel, Secretary and
  Director
  1700 Broadway, Suite 1150
  Denver, CO 80290
Thomas H. Chatfield.........................................     38,000(2)      1.89%
  Vice President
  1700 Broadway, Suite 1150
  Denver, CO 80290
Russell T. Moran............................................     46,500(2)      2.30%
  Vice President
  1700 Broadway, Suite 1150
  Denver, CO 80290
Joseph L. Schmid............................................     49,500(2)      2.45%
  Vice President
  1700 Broadway, Suite 1150
  Denver, CO 80290
Richard C. Frantz...........................................     11,100(2)      *
  Vice President
  1700 Broadway, Suite 1150
  Denver, CO 80290
John J. Tonnsen.............................................      4,036(2)      *
  Vice President
  1700 Broadway, Suite 1150
  Denver, CO 80290

                 NAME, TITLE AND ADDRESS OF                   NUMBER OF      PERCENT OF
                      BENEFICIAL OWNER                         SHARES         CLASS(1)
------------------------------------------------------------  ---------      ----------
Bryan H. Lawrence...........................................         --(3)*     *
  Director
  c/o Yorktown Partners LLC
  535 Madison Avenue
  New York, NY 10022
Peter A. Leidel.............................................         --(3)*     *
  Director
  c/o Yorktown Partners LLC
  535 Madison Avenue
  New York, NY 10022
All directors and executive officers as a group (9
  persons)..................................................  1,604,136(2)     73.82%

---------------

(1) The percentages stated reflect the percentage ownership of the referenced holder of Interenergy Common Stock, rounded to the nearest one-hundredth of one percent. An asterisk indicates the percentage is less than 1.00%. Assumes (i) the exercise of Interenergy Options held only by the named holder, and (ii) no exercise of Interenergy Options by any other holder. Except as otherwise indicated, each director or executive officer has sole voting and investment power with respect to the shares owned.

(2) Includes vested Interenergy Options as follows: Mr. McDonald, 25,000; Mr. Rode, 25,000; Mr. Chatfield, 38,000; Mr. Moran, 46,500; Mr. Schmid, 49,500;
    Mr. Frantz, 11,100; and Mr. Tonnsen, 3,500.

(3) Messrs. Lawrence and Leidel are each a manager of Yorktown Partners LLC. Messrs. Lawrence and Leidel each disclaim beneficial ownership of the 316,660 shares of Series A Preferred held by Yorktown Energy Partners LP, which is managed by Yorktown Partners LLC. Mr. Leidel is a manager of Ticonderoga Capital Inc. Mr. Leidel disclaims beneficial ownership of the 119,170 shares of Series A Preferred owned by Concord Partners II, L.P., which is managed by Ticonderoga Capital Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

     General. Interenergy is engaged in the business of constructing, acquiring and operating natural gas gathering and processing facilities and in marketing natural gas and NGLs to industrial and commercial end users, primarily in the Rocky Mountain and Mid-Continent regions of the United States.

     Results of Operations. A discussion of comparative operating results, consolidated other income (expense) and income taxes of Interenergy follows. The operating revenues, costs and expenses and volumetric data cited herein are after intersegment eliminations.

     Gathering, Processing and Marketing Services.

                                            SIX MONTHS ENDED
                                                JUNE 30,            YEAR ENDED DECEMBER 31,
                                           ------------------    -----------------------------
                                            1997       1996       1996       1995       1994
                                           -------    -------    -------    -------    -------
                                                             (IN THOUSANDS)
Operating Revenues
  Gas Sales..............................  $63,696    $34,667    $86,943    $89,975    $96,794
  Natural Gas Liquids Sales..............      810        610      1,423        600        458
  Natural Gas Gathering..................      514        270        753        164        192
  Other..................................      319        220        668        534        520
                                           -------    -------    -------    -------    -------
          Total..........................   65,339     35,767     89,787     91,273     97,964
                                           -------    -------    -------    -------    -------

                                            SIX MONTHS ENDED
                                                JUNE 30,            YEAR ENDED DECEMBER 31,
                                           ------------------    -----------------------------
                                            1997       1996       1996       1995       1994
                                           -------    -------    -------    -------    -------
                                                             (IN THOUSANDS)
Operating Costs and Expenses
  Gas Purchases and Other Costs..........   61,106     31,924     81,508     85,835     93,977
  Operations and Maintenance.............      817        482      1,289        935      1,091
  General and Administrative.............    2,106      2,223      4,459      3,668      3,153
  Depreciation and Amortization..........      779        452      1,172        470        426
                                           -------    -------    -------    -------    -------
          Total..........................   64,808     35,081     88,428     90,908     98,647
                                           =======    =======    =======    =======    =======
Operating Income.........................  $   531    $   686    $ 1,359    $   365    $  (683)
                                           =======    =======    =======    =======    =======
Gas Sales in MMBtus......................   26,342     22,216     46,909     66,120     59,073
                                           =======    =======    =======    =======    =======

     Natural Gas Marketing; Gas Sales and Costs of Sales. Interenergy's gas sales revenues increased $29,029,000 from $34,667,000 during the six-month period ended June 30, 1996 to $63,696,000 for the corresponding six-month period ended June 30, 1997. This increase was the result of a 19% increase in volumes and a 55% increase in the average sales price of natural gas.

     Gas sales revenues decreased $3,032,000 during 1996 from $89,975,000 for the year ended December 31, 1995 to $86,943,000 for the year ended December 31, 1996. This decrease was the result of a 29% decrease in sales volumes that was partially offset by an increase of 36% in the average sales price received for such gas. The decrease in volumes is substantially attributable to the closing of Interenergy's wholesale marketing operation located in Houston, Texas during April 1995.

     Gas sales revenues decreased $6,819,000 during 1995 from $96,794,000 for the year ended December 31, 1994 to $89,975,000 for the year ended December 31, 1995. This decrease was the result of a 17% decrease in the average sales price received for such gas that was partially offset by a 12% increase in sales volume.

     As the majority of Interenergy's natural gas sales and purchases are based on price indices, information regarding price and volume increases related to the associated costs of sales for the periods presented above are similar to the revenue explanations.

     Natural Gas Processing and Gathering; Natural Gas Liquids, Gathering, Other and Operations and Maintenance. Natural gas liquids sales have increased in all periods due primarily to additional throughput through Interenergy's Hiland Gas Plant complex with a resulting increase in liquids production and sales. Gathering revenues increased during 1996 primarily due to Interenergy's acquisition in May 1996 of gathering facilities from Williston Basin Interstate Pipeline Company ("WBI"). Operations and maintenance expenses have increased due to the gathering facilities acquired and the increased size and complexity of Interenergy's Hiland Gas Plant complex.

     Depreciation and Amortization. Depreciation and amortization expense increased $327,000, or 72%, from $452,000 during the six-month period ended June 30, 1996 to $779,000 for the corresponding six-month period ended June 30, 1997. This increase is due to the depreciation and amortization associated with the acquisition of natural gas contracts in March 1996, the acquisition of gathering facilities from WBI in May 1996 and the costs associated with Interenergy's Hiland Gas Plant complex expended during for the year ended December 31, 1996.

     Depreciation and amortization expense increased $702,000, or 149% from $470,000 for the year ended December 31, 1995 to $1,172,000 for the year ended December 31, 1996. This increase is due to the depreciation and amortization associated with the acquisition of natural gas contracts in March 1996, the acquisition of gathering facilities from WBI in May 1996 and the costs associated with Interenergy's Hiland Gas Plant complex expended during 1996 and 1995.

     Depreciation and amortization expense increased $44,000, or 10%, from $426,000 for the year ended December 31, 1994 to $470,000 for the year ended December 31, 1995. This increase is due to the depreciation and amortization associated with increased expenditures on Interenergy's Hiland Gas Plant complex and office equipment during the years ended December 31, 1994 and 1995, respectively.

     General and Administrative. General and administrative expense decreased $117,000, or 5%, from $2,223,000 during the six-month period ended June 30, 1996 to $2,106,000 for the corresponding six-month period ended June 30, 1997. This decrease is primarily due to a timing change in Interenergy's marketing commission plan from a fiscal year to a calendar year.

     General and administrative expense increased $791,000, or 22%, from $3,668,000 for the year ended December 31, 1995 to $4,459,000 for the year ended December 31, 1996. The increase in general and administrative expense is primarily due to increased salaries, commissions payable on the higher gross margins earned in 1996 and increased legal and office expenses.

     General and administrative expense increased $515,000, or 16%, from $3,153,000 for the year ended December 31, 1994 to $3,668,000 for the year ended December 31, 1995. The increase in general and administrative expense is primarily due to increased salaries, commissions payable on the higher gross margins earned in 1995, and increased office expenses.

     Other Income and (Expense).

                                           SIX MONTHS ENDED
                                               JUNE 30,        YEAR ENDED DECEMBER 31,
                                           ----------------    -----------------------
                                            1997      1996     1996     1995     1994
                                           ------    ------    -----    -----    -----
                                                         (IN THOUSANDS)
Interest expense.........................   $(366)    $(206)   $(571)   $(272)   $(203)
Other income (expense), net..............   $ 254        61    $ 101    $ 118    $ 128

     Increases in interest expense for all periods presented reflect the funding of Interenergy's capital expansions and acquisitions with cash generated from operations plus funding available under Interenergy's loan facilities with Norwest Bank. Other income primarily consists of interest income generated on the temporary investment of available cash balances. Other income for the six-month period ended June 30, 1997 includes an approximately $200,000 gain, net to Interenergy, on the sale of the assets of one of Interenergy's managed partnerships.

    Income Taxes

                                            SIX MONTHS ENDED
                                                JUNE 30,         YEAR ENDED DECEMBER 31,
                                            ----------------    -------------------------
                                             1997      1996      1996     1995      1994
                                            ------    ------    ------    -----    ------
                                                       (DOLLARS IN THOUSANDS)
Provisions (Benefits).....................   $ 167     $ 212     $ 351     $ 81     $(258)
Effective Tax Rate........................      40%       39%       39%      38%      (34)%

     Refer to Note 5 of Notes to Interenergy's Consolidated Financial Statements for a reconciliation of statutory rates to effective rates. See "Interenergy Financial Statements."

     Liquidity and Capital Resources. For the six-month period ended June 30, 1997 and the year ended December 31, 1996, the primary sources of Interenergy's cash were from internally generated cash flows and borrowings under Interenergy's loan facility with Norwest Bank. Interenergy's cash outflows funded capital expenditures and acquisitions, debt service and preferred stock dividends.

     Cash Flows from Operating Activities. For the six-month period ended June 30, 1997, operating cash flows (net income increased or decreased by depreciation and amortization, gain on sale of assets and changes in deferred income taxes) of $595,000 remained relatively constant with those for the period ended June 30, 1996. For the year ended December 31, 1996, operating cash flows of $1,957,000 increased $1,339,000 from the year ended December 31, 1995. For the year ended December 31, 1995, operating cash flow increased $751,000 from the year ended December 31, 1994. Interenergy believes that cash flow from operations would be sufficient to fund its ongoing operations for the next twelve months.

     Capital Expenditures and Commitments. Capital expenditures totaled approximately $2,900,000, $5,100,000, $1,700,000 and $700,000 for the six-month period ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively. These expenditures primarily relate to the ongoing expansion of Interenergy's Hiland Gas Plant complex. Interenergy's 1997 capital expenditure budget totals approximately $4,250,000 with approximately 90 percent of these budgeted expenditures for the completion of the expansion of Interenergy's Hiland Gas Plant complex to a 20 million cubic feet per day processing facility.

     During the six-month period ended June 30, 1997, Interenergy expended approximately $400,000 to acquire certain natural gas sales contracts. During the year ended December 31, 1996, Interenergy expended $6,700,000 on acquisitions, which included $5,100,000 to purchase several gathering facilities located in Wyoming, Montana, South Dakota and North Dakota from WBI (approximately $4,000,000 of the consideration for this acquisition was in the form of Interenergy Common Stock and Series B Preferred) and $1,600,000 to purchase natural gas contracts with governmental, industrial, commercial and agricultural customers.

     During 1997, Interenergy signed two separate letters of intent to purchase pipeline facilities and other producing assets from unrelated third parties. The closings of the acquisitions are contemplated to occur in 1998 after due diligence and the receipt of the necessary regulatory approvals.

     Capital Resources. Interenergy maintains a $13,000,000 loan facility with Norwest Bank. This loan facility is secured by the assets of Interenergy and provides working capital funding capacity of $3,000,000 and funding capacity for capital expenditures of $10,000,000. The capacity of the loan facility begins to decrease in the fourth quarter of 1997. Borrowings bear interest at Norwest Bank's prime rate. The loan facility contains certain restrictive covenants with respect to the operations of Interenergy, including the maintenance of certain minimum net worth levels and debt service coverage ratios. As of June 30, 1997, Interenergy had approximately $8,800,000 outstanding under this loan facility.

     Interenergy also has a short-term loan facility of $1,500,000 with Norwest Bank available to fund Interenergy's gas storage plan. Interenergy places natural gas into storage during the summer for resale during the winter. Interenergy had no outstanding borrowings under this facility as of June 30, 1997.

     Risk Management. To minimize the risk of price changes in the natural gas markets, Interenergy uses certain financial instruments for hedging purposes. These instruments include energy products traded on the New York Mercantile Exchange and over-the-counter markets, including futures and option contracts and fixed price and basis swaps.

     Interenergy engages in these activities as a hedging mechanism against pre-existing or anticipated physical gas sales, gas purchases and storage in order to protect profit margins. Gains and losses on hedging positions are deferred and recognized as gas purchases expenses in the periods the underlying physical transactions occurs.

     The Interenergy Board has approved certain speculative trading activities whereby Interenergy enters into natural gas futures contracts, options and swaps on natural gas contracts in order to profit in market valuation fluctuation of these instruments. In connection with the Merger, Interenergy has agreed to no longer engage in speculative trading activities and has closed out all open positions.

     Significant Operating Variables. Historically, fluctuations in natural gas prices have had relatively little impact on Interenergy's earnings. The majority of Interenergy's sales contracts are those where both the selling price and the supply price are tied to indices where the margin is, in effect, locked in. Additionally, where price fluctuation exposure exists with respect to sales contracts, the risk is mitigated by hedging instruments.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

                                 LEGAL MATTERS

     The legality of the K N Common Stock offered hereby will be passed upon for K N by Martha B. Wyrsch, Vice President, Secretary and General Counsel of K N, who, at October 31, 1997, beneficially owned 3,829 shares of K N Common Stock and held options to purchase 33,250 additional shares. Certain tax consequences of the Merger will be passed upon by Holland & Hart LLP for Interenergy.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated herein by reference to its Annual Report on Form 10-K for the year ended December 31, 1996, as amended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The consolidated financial statements of Interenergy included in this Proxy Statement/Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as indicated in the report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                        INTERENERGY FINANCIAL STATEMENTS

                    INTERENERGY CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
               AS OF DECEMBER 31, 1996 AND 1995 AND JUNE 30, 1997
                      TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Interenergy Corporation:

     We have audited the accompanying consolidated balance sheets of INTERENERGY CORPORATION (a Colorado corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Interenergy Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interenergy Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Denver, Colorado,
  March 28, 1997.

                    INTERENERGY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                     ASSETS

                                                                                DECEMBER 31
                                                               JUNE 30,      ------------------
                                                                 1997         1996       1995
                                                              -----------    -------    -------
                                                              (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................    $    --      $    --    $    --
  Accounts receivable -- trade..............................     10,431       23,070      7,412
  Prepaid expenses..........................................         23           20         21
  Inventory.................................................      1,048           13        333
                                                                -------      -------    -------
        Total current assets................................     11,502       23,103      7,766
                                                                -------      -------    -------
PROPERTY AND EQUIPMENT, at cost:
  Gas processing and gathering facilities...................     11,676       11,381      4,716
  Office equipment and furniture............................        775          659        522
  Vehicles..................................................        296          291        109
                                                                -------      -------    -------
                                                                 12,747       12,331      5,347
  Less -- Accumulated depreciation..........................     (2,390)      (1,920)    (1,248)
                                                                -------      -------    -------
                                                                 10,357       10,411      4,099
  Construction in progress..................................      3,196          718      1,321
                                                                -------      -------    -------
    Property and equipment, net.............................     13,553       11,129      5,420
                                                                -------      -------    -------
OTHER ASSETS:
  Excess of cost over net assets acquired, net..............      2,431        2,496         --
  Contracts, net............................................      1,385        1,230         --
  Investment in partnerships................................        777          819        779
  Deferred charges, net.....................................        491           61        196
  Accrued interest -- stockholders' notes...................        275          241        175
  Other.....................................................         14           13         13
                                                                -------      -------    -------
        Total other assets..................................      5,373        4,860      1,163
                                                                -------      -------    -------
        TOTAL ASSETS........................................    $30,428      $39,092    $14,349
                                                                =======      =======    =======

                             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable --
    Trade...................................................    $ 3,246      $ 2,708    $ 1,995
    Natural gas suppliers...................................      7,349       17,498      5,457
    Managed partnerships....................................        127           84        106
  Accrued liabilities and other.............................        380          646        587
  Short-Term Credit Facility................................         --        3,000         --
  Current portion of bank loan facility.....................        520           --         --
                                                                -------      -------    -------
        Total current liabilities...........................     11,622       23,936      8,145
                                                                -------      -------    -------
NONCURRENT LIABILITIES:
  Bank Loan Facility........................................      8,280        4,647         10
  Subordinated Notes........................................      1,500        1,500      1,500
  Other.....................................................         34           39         44
                                                                -------      -------    -------
        Total noncurrent liabilities........................      9,814        6,186      1,554
                                                                -------      -------    -------
DEFERRED TAX LIABILITY......................................        363          363        116
COMMITMENTS (Note 6)
STOCKHOLDERS' EQUITY:
  Common stock, par value $.01 per share; 10,000,000 shares
    authorized; 1,985,527 and 1,696,715 shares issued at
    December 31, 1996 and 1995, respectively................         20           20         17
  Preferred stock, par value $.10 per share; 2,000,000
    shares authorized --
    Series A Convertible, 500,000 shares issued at December
      31, 1996 and 1995 (liquidation value of $4,500,000)...         50           50         50
    Series B Convertible, 194,159 shares issued at December
      31, 1996 (liquidation value of $1,650,352)............         19           19         --
  Additional paid-in capital................................      9,816        9,816      5,878
  Stockholders' notes receivable............................     (1,060)      (1,060)    (1,060)
  Treasury stock, 11,000 shares of common stock at December
    31,1996 and 1995........................................        (44)         (44)       (44)
  Accumulated deficit.......................................       (172)        (194)      (307)
                                                                -------      -------    -------
        Total stockholders' equity..........................      8,629        8,607      4,534
                                                                -------      -------    -------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........    $30,428      $39,092    $14,349
                                                                =======      =======    =======

          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                    INTERENERGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (AMOUNTS IN THOUSANDS)

                                               FOR THE SIX MONTHS
                                                 ENDED JUNE 30,        YEAR ENDED DECEMBER 31,
                                               -------------------   ---------------------------
                                                 1997       1996      1996      1995      1994
                                               --------   --------   -------   -------   -------
                                                   (UNAUDITED)
REVENUES:
  Natural gas sales..........................   $63,696    $34,667   $86,943   $89,975   $96,794
  Natural gas gathering......................       514        270       753       164       192
  Natural gas liquids sales..................       810        610     1,423       600       458
  Management fees from partnerships..........       129        139       284       283       355
  Equity in partnership income...............       190         81       384       251       165
  Other......................................       254         61       101       118       128
                                                -------    -------   -------   -------   -------
          Total revenues.....................    65,593     35,828    89,888    91,391    98,092
                                                -------    -------   -------   -------   -------
COSTS AND EXPENSES:
  Natural gas purchases......................    53,464     27,614    72,263    79,150    88,663
  Natural gas transportation.................     7,642      4,310     9,245     6,685     5,314
  Facility operations........................       817        482     1,289       935     1,091
  General and administrative.................     2,106      2,223     4,459     3,668     3,153
  Depreciation and amortization..............       779        452     1,172       470       426
  Interest and other expense.................       366        206       571       272       203
                                                -------    -------   -------   -------   -------
          Total costs and expenses...........    65,174     35,287    88,999    91,180    98,850
                                                -------    -------   -------   -------   -------
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME
  TAXES......................................       419        541       889       211      (758)
                                                -------    -------   -------   -------   -------
PROVISION (BENEFIT) FOR INCOME TAXES:
  Current....................................       167        212       104        63      (153)
  Deferred...................................        --         --       247        18      (105)
                                                -------    -------   -------   -------   -------
          Total income tax provision
            (benefit)........................       167        212       351        81      (258)
                                                -------    -------   -------   -------   -------
NET INCOME (LOSS)............................       252        329       538       130      (500)
PREFERRED STOCK DIVIDENDS....................       230        197       425       360       240
                                                -------    -------   -------   -------   -------
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON
  SHAREHOLDERS...............................   $    22    $   132   $   113   $  (230)  $  (740)
                                                =======    =======   =======   =======   =======

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    INTERENERGY CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (AMOUNTS IN THOUSANDS)

                                                                                           RETAINED
                                                               ADDITIONAL                 EARNINGS/
                                        COMMON    PREFERRED     PAID-IN      TREASURY    (ACCUMULATED
                                        STOCK       STOCK       CAPITAL       STOCK        DEFICIT)
                                        ------    ---------    ----------    --------    ------------
BALANCE, December 31, 1993............   $17         $50         $5,834        $ --         $ 663
  Issuance of 11,000 shares of common
     stock upon exercise of stock
     options..........................    --          --             24          --            --
  Reacquisition of 11,000 shares of
     common stock from employee.......    --          --             --         (44)           --
  Net loss............................    --          --             --          --          (500)
  Accrued preferred stock dividends...    --          --             --          --          (240)
                                         ---         ---         ------        ----         -----
BALANCE, December 31, 1994............    17          50          5,858         (44)          (77)
  Issuance of 5,000 shares of common
     stock upon exercise of stock
     options..........................    --          --             20          --            --
  Net income..........................    --          --             --          --           130
  Preferred stock dividends...........    --          --             --          --          (360)
                                         ---         ---         ------        ----         -----
BALANCE, December 31, 1995............    17          50          5,878         (44)         (307)
  Issuance of 288,812 shares of common
     stock............................     3          --          2,307          --            --
  Issuance of 194,159 shares of
     preferred stock..................    --          19          1,631          --            --
  Net income..........................    --          --             --          --           538
  Preferred stock dividends...........    --          --             --          --          (425)
                                         ---         ---         ------        ----         -----
BALANCE, December 31, 1996............    20          69          9,816         (44)         (194)
  Net income (unaudited)..............    --          --             --          --           252
  Preferred stock dividends...........    --          --             --          --          (230)
                                         ---         ---         ------        ----         -----
BALANCE, June 30, 1997................   $20         $69         $9,816        $(44)        $(172)
                                         ===         ===         ======        ====         =====

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    INTERENERGY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                             FOR THE SIX MONTHS
                                               ENDED JUNE 30,         YEAR ENDED DECEMBER 31,
                                             -------------------   ------------------------------
                                               1997       1996       1996       1995       1994
                                             --------   --------   --------   --------   --------
                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................  $     22   $    132   $    538   $    130   $   (500)
  Non-cash items included --
     Depreciation and amortization.........       779        452      1,172        470        426
     Accretion -- subordinated notes.......        --         --         --         --         46
     Change in deferred tax................        --         --        247         18       (105)
     (Gain)/loss on sale of assets.........      (206)        (1)        --         --         --
  Change in accounts receivable -- trade...    12,639     (1,563)   (15,658)    10,631     (8,077)
  Change in prepaid expenses...............        (3)       (23)         1         22        (31)
  Change in inventory......................    (1,035)       707        320      2,791     (2,414)
  Change in accounts payable, accrued
     liabilities and other.................    (9,374)     1,179     12,761     (9,901)     9,054
  Equity in partnership income.............      (190)       (81)      (384)      (251)      (165)
  Distributions from partnerships..........       113        218        344        463        334
                                             --------   --------   --------   --------   --------
          Net cash flows provided by (used
            in) operating activities.......     2,745      1,020       (659)     4,373     (1,432)
                                             --------   --------   --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.......    (2,893)    (3,665)    (5,072)    (1,694)      (658)
  Acquisition of contracts.................      (400)    (1,605)    (1,605)        --         --
  Proceeds from sale of assets.............       310         --
  Acquisition of partnership interests.....        --         --         --         --       (708)
  Accrued interest -- stockholders'
     notes.................................       (33)       (33)       (66)       (66)       (67)
  Change in other assets...................      (416)       (23)       135       (101)       (39)
                                             --------   --------   --------   --------   --------
          Net cash flows used in investing
            activities.....................    (3,432)    (5,326)    (6,608)    (1,861)    (1,472)
                                             --------   --------   --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock.................        --         --         --         20         24
  Common stock reacquired..................        --         --         --         --        (44)
  Borrowings...............................    44,796     19,452     42,047     25,002     24,305
  Repayment of borrowings..................   (43,650)   (14,786)   (34,420)   (28,039)   (21,296)
  Payment of preferred dividends...........      (459)      (360)      (360)      (360)        --
                                             --------   --------   --------   --------   --------
          Net cash flows provided by (used
            in) financing activities.......       687      4,306      7,267     (3,377)     2,989
                                             --------   --------   --------   --------   --------
(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS..............................        --         --         --       (865)        85
CASH AND CASH EQUIVALENTS, beginning of
  period...................................        --         --         --        865        780
                                             --------   --------   --------   --------   --------
CASH AND CASH EQUIVALENTS, end of period...  $     --   $     --   $     --   $     --   $    865
                                             ========   ========   ========   ========   ========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                    INTERENERGY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (INFORMATION AS OF JUNE 30, 1997 IS UNAUDITED)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Interenergy Corporation, a Colorado corporation ("Interenergy"), was incorporated in February 1987 and is principally engaged in the gathering, processing and marketing of natural gas, primarily in the Rocky Mountain region.

     The accompanying financial statements present the operations of Interenergy on a consolidated basis. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Interim Results (Unaudited)

     The accompanying balance sheet as of June 30, 1997, the statements of operations and of cash flows for the six months ended June 30, 1996 and 1997, and the statement of stockholders' equity for the six months ended June 30, 1997 are unaudited. In the opinion of management these interim statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim period. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997.

  Managed Partnerships

     Interenergy is managing general partner and has ownership interests of 50% in two general partnerships (see Note 9) which own natural gas processing or gathering facilities. As managing general partner, Interenergy manages the operations of the facilities and the administration of the partnerships. Interenergy, in addition to owning an interest in the partnerships, receives a management fee and is reimbursed for certain costs incurred in managing the facilities and the partnerships.

     During 1994, Interenergy purchased a 20% interest from its partner in one of its existing partnerships for $708,000. Interenergy also in 1994 liquidated one of its general partnerships upon that partnership's sale of its assets, including its interests in a joint venture which owned a gathering system in West Virginia, to an unaffiliated third party. Interenergy received approximately $87,000 in net distributions upon liquidation of the partnership.

     Interenergy accounts for its partnership interests under the equity method of accounting whereby Interenergy's investment is increased for capital contributions and its share of partnership income and is decreased for cash distributions and its prorata share of partnership losses. Interenergy's prorata share of current year partnership income or loss is recorded in Interenergy's statement of operations.

  Natural Gas Marketing Activities

     Interenergy markets natural gas to end users and other markets through a wholly owned subsidiary. Interenergy's consolidated financial statements include the accounts and activities of its marketing subsidiary.

     Revenues from natural gas sales and costs of natural gas purchases and transportation related to marketing activities are recognized in the month in which natural gas is delivered.

     Interenergy's marketing activities periodically result in pipeline imbalances where Interenergy has either over or under sold natural gas. Interenergy also contracts for the storage of natural gas with several pipeline companies. Positive imbalances and natural gas in storage are valued at the lower of cost or market. Negative pipeline balances are recorded at the current month index price. Net positive imbalances, representing an under sold situation, are recorded as a gas imbalance inventory whereas net negative imbalances, representing an over sold situation, are recorded as a liability. The cost of inventory of natural gas in storage is determined based on the weighted average cost of gas, including transportation and carrying charges. At December 31,

                    INTERENERGY CORPORATION AND SUBSIDIARIES

1996, Interenergy had a net negative imbalance of $369,000 and at December 31, 1995, a net positive imbalance of $333,000.

  Asset Impairment

     Interenergy reviews its assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets which are held and used in operations, the asset would be impaired if the undiscounted future cash flows related to the asset did not exceed the net book value.

  Property and Equipment

     Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations, principally on the straight-line method, over the estimated service lives of the assets or, if required, over the term of the related capital lease obligation. Useful lives for natural gas processing and gathering equipment are determined based on the shorter of the life of the equipment or the reserves serviced by the equipment. Estimated depreciable lives are as follows: Office Equipment and Furniture, 3 to 10 years; Vehicles, 4 to 5 years; and, Gas Processing and Gathering Facilities, 5 to 20 years.

  Other Assets

     Excess of costs over net assets acquired at the date of acquisition is being amortized on the straight line method over 20 years. Costs allocated to contracts are being amortized over the life of the associated contracts, ranging from 1 to 5 years. Amortization expense charged to operations related to these assets was approximately $461,000, $0 and $0 for 1996, 1995 and 1994, respectively.

  Income Taxes

     Interenergy records income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the measurement of deferred tax assets for deductible temporary differences and operating loss carryforwards and of deferred tax liabilities for taxable temporary differences.

  Cash and Cash Equivalents

     All of Interenergy's cash investments are of a highly liquid nature with original maturities of three months or less and are therefore considered cash equivalents.

     The following is a table of supplemental disclosures of cash flow information (amounts in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                            ------------------------
                                                             1996      1995     1994
                                                            ------     ----     ----
Cash paid for:
  Interest................................................  $  554     $210     $122
  Income taxes............................................  $   31     $ 76     $129
Noncash investing and financing activities:
  Issuance of 288,812 shares of common stock and 194,159
     shares of preferred stock in exchange for gathering
     facilities (see Note 8)..............................  $3,960     $ --     $ --

                    INTERENERGY CORPORATION AND SUBSIDIARIES

  Concentration of Credit Risk

     Interenergy's receivables are due primarily from natural gas marketing companies, local distribution companies and end-users whose operations are primarily in the Rocky Mountain, Midwestern and Southeastern regions of the United States. Interenergy performs credit evaluations on its customers and when appropriate, obtains letters of credit or prepayments to minimize exposure to credit risk. In addition, Interenergy's cash and cash equivalents are maintained primarily at a single bank in Denver, Colorado. These concentrations of credit risk have not had an effect on the results of operations for Interenergy.

  Hedging Activities

     Interenergy periodically enters into natural gas futures contracts, options, and swaps on natural gas contracts in order to hedge its exposure to price fluctuations on fixed price sale or purchase obligations and storage inventory programs. Gains and losses on hedging activities related to fixed price sale or purchase obligations are deferred and recognized in natural gas purchases in the period when the corresponding physical sale or purchase is recorded.

     Under the swap agreements, Interenergy receives or makes payments to a counterparty based on the differential between a fixed and floating price. Under futures contracts, Interenergy receives payments from a counterparty or makes payments to a counterparty based on applicable market prices and contract prices. At December 31, 1996, Interenergy had open swap and futures agreements to hedge price fluctuations on inventory in storage and/or fixed price sale or purchase obligations through December 1997.

  Trading Activities

     Interenergy enters into natural gas futures contracts, options and swaps on natural gas contracts in order to profit on market valuation fluctuations of these instruments. In 1996, the net gain relating to trading activity was $230,000. At December 31, 1996, Interenergy had open January and February 1997 swap agreements held for trading purposes as follows:

                                                                            FIXED
                                                              VOLUMES    PRICE RANGE
                                                              -------    -----------
Short (Rocky Mountain Area Indices).........................  400,000    $1.58-2.26
Long (Rocky Mountain Area Indices)..........................  400,000    $1.69-2.83

     At December 31, 1996, the unrealized gain related to these agreements was approximately $80,000.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) RELATED PARTY TRANSACTIONS

  Managed Partnerships

     In the course of managing the business of the related partnerships, Interenergy is involved in various transactions with the partnerships. Costs incurred by Interenergy on behalf of the partnerships, including the cost of employees directly employed in the operation of the facilities, certain other direct costs and, in some cases, an allocable share of administrative expenses are reimbursed monthly to Interenergy. Reimbursements by the partnerships for non-employee costs amounted to $3,000, $22,000 and $13,000 in the years ended

                    INTERENERGY CORPORATION AND SUBSIDIARIES

December 31, 1996, 1995 and 1994, respectively. Amounts reimbursed by the partnerships are recorded as a reduction in general and administrative expense.

  Marketing Subsidiary

     Interenergy's marketing subsidiary buys natural gas from certain of the managed partnerships, in addition to buying from and selling natural gas to unaffiliated third parties. The sales price for sales from the managed partnerships to the marketing subsidiary is determined based on similar unaffiliated third party trades or by published market indices, taking into consideration delivery points and transportation requirements.

  Stockholders' Notes Receivable

     In 1993, Interenergy issued 265,000 shares of common stock to each of its two principal stockholders, officers and directors in exchange for promissory notes of $530,000 each. The promissory notes have been recorded as a reduction in stockholders' equity and the note principal along with cumulative accrued interest at 6.25% per annum are due on May 12, 1998. During the years ended December 31, 1996, 1995 and 1994, Interenergy recorded interest income of $66,000, $66,000 and $67,000, respectively, with respect to these notes.

(3) DEBT

  Bank Loan Facility

     In December 1993, Interenergy entered into a $10,000,000 loan facility with a bank (the "Bank Loan Facility") which, as amended in 1996, incorporates both a $7,000,000 revolving line of credit (the "Revolving Line of Credit") and a $3,000,000 letter of credit facility (the "Letter of Credit Facility"). Borrowings available under the Revolving Line of Credit are limited to semiannual borrowing base determination amounts. The borrowing base in existence at December 31, 1996 was $7,000,000. Interenergy has several options in case of a borrowing base deficiency, including the immediate repayment of the deficiency, the repayment of the deficiency over a three month period, the pledging of additional collateral or the termination of the revolving period and commencement of the term loan amortization period. The loan agreement also includes typical covenants and financial ratio requirements. Any borrowings outstanding under the Revolving Line of Credit bear interest, at Interenergy's option, at either the bank's prime rate (8.25% at December 31, 1996) or a fixed rate based on the current Eurodollar rate plus 2.75 percentage points. At December 31, 1996 and 1995, borrowings totaling $4,647,000 and $10,000, respectively, were outstanding under the Revolving Line of Credit.

     The Letter of Credit Facility allows Interenergy to issue letters of credit and obtain working capital advances. Any working capital advances are due on the twentieth day of each calendar month. The commitment amount for the Letter of Credit Facility is limited to the lesser of $3,000,000 or 85% of accounts receivable that meet certain defined criteria. Any borrowings outstanding under the Line of Credit Facility bear interest, at Interenergy's option, at either the bank's prime rate (8.25% at December 31, 1996) or a fixed rate based on the current Eurodollar rate plus 2.75 percentage points. At December 31, 1996, the commitment amount for letters of credit was established at $3,000,000. At December 31, 1996 and 1995, $543,200 and $479,600, respectively, in letters of credit were outstanding under the Letter of Credit Facility and no letters of credit had been drawn. Additionally, no working capital advances were outstanding as of December 31, 1996.

     Interenergy pays a quarterly commitment fee of .5% on the difference between Interenergy's elected commitment amount and the average outstanding borrowings and letters of credit. The Bank Loan Facility is collateralized by mortgages on Interenergy's natural gas processing and gathering facilities and Interenergy's interest in two of its managed partnerships (see Note 9) and financing statements on accounts receivable and inventory. Unless amended, the revolving period under the Bank Loan Facility expires on January 31, 1998.

                    INTERENERGY CORPORATION AND SUBSIDIARIES

Based on amounts outstanding under the Bank Loan Facility at December 31, 1996, Interenergy would be required to make the following principal payments upon expiration of the revolving period: 1998 -- $709,500, 1999 -- $1,562,500,
2000 -- $1,125,000, and 2001 -- $1,250,000.

  Short-Term Credit Facility

     In December 1996, Interenergy entered into an additional $3,000,000 credit facility (the "Short-Term Credit Facility") with a maturity date of March 31, 1997. The loan agreement contains covenant, collateral and financial ratio provisions identical to the Bank Loan Facility. Any borrowings outstanding under the Short-Term Credit Facility bear interest at the bank's prime rate (8.25% at December 31, 1996). At December 31, 1996, borrowings totaling $3,000,000 were outstanding under the Short-Term Credit Facility.

  Subordinated Notes

     In 1993, Interenergy issued 9% subordinated notes (the "Subordinated Notes") due May 15, 1999 in the face amount of $1,500,000. Interest on the Subordinated Notes commenced to accrue on May 13, 1994 and is payable quarterly thereafter. The Subordinated Notes amounted to $1,500,000 at December 31, 1996 and 1995.

  Fair Value of Debt

     Based on borrowing rates available for loans with similar collateral, the fair value of borrowings under Interenergy's Bank Loan Facility, Short-Term Credit Facility and the Subordinated Notes is estimated to be their carrying amounts of $4,647,000, $3,000,000 and $1,500,000, respectively.

(4) STOCKHOLDERS' EQUITY

  Common Stock

     In 1996, Interenergy issued 288,812 shares of common stock in connection with the acquisition of certain gathering facilities (see Note 8).

  Series A Preferred Stock and Warrants

     In 1993, Interenergy issued 500,000 shares of Series A Convertible Preferred Stock ("Series A Preferred") and 100,000 Warrants to purchase Series A Convertible Preferred Stock ("Series A Warrants"). The holders of Series A Preferred shares are entitled to receive cumulative dividends at 8% per year payable annually in either cash or additional shares of Series A Preferred. Each share of Series A Preferred is convertible, at the holder's option, into three shares of Interenergy's common stock. The Series A Preferred stock agreement includes anti-dilution provisions wherein the conversion ratio is adjusted for certain changes in Interenergy's capital structure. After April 30, 1999, Interenergy has the right to call all or part of the outstanding preferred shares for conversion into common or for redemption at $12 per share. All of the outstanding shares of Series A Preferred are automatically converted into shares of Interenergy's common stock if Interenergy completes an initial public offering of its common stock.

     Each Series A Warrant entitles the holder to purchase one share of Series A Preferred at an exercise price of $9.75 per preferred share or to purchase three shares of common stock at an exercise price of $3.25 per common share if Interenergy has completed an initial public offering of its common stock. At the holder's option, the Series A Warrants may be exercised by canceling a like amount of Interenergy's Subordinated Notes (see Note 3) held by such holder. The exercise price per share is adjusted for certain changes in Interenergy's capital structure. The Series A Warrants expire on May 15, 1998, unless extended by Interenergy.

                    INTERENERGY CORPORATION AND SUBSIDIARIES

  Series B Preferred Stock

     In 1996, Interenergy issued 194,159 shares of Series B Convertible Preferred Stock ("Series B Preferred") in connection with the acquisition of certain gathering facilities (see Note 8). The holders of Series B Preferred shares are entitled to receive cumulative dividends at 6% per year payable annually in cash. Each share of Series B Preferred is convertible, at the option of the holder, into shares of common stock of Interenergy at a ratio equal to $8.50 divided by the then applicable conversion price, as defined. Each share of Series B Preferred is redeemable at the option of Interenergy for $8.50. The Series B Preferred stock agreement includes anti-dilution provisions wherein the conversion ratio is adjusted for certain changes in Interenergy's capital structure.

     If Interenergy completes an initial public offering of its common stock and the offering price of each share of common stock equals or exceeds $8.50, all of the outstanding shares of Series B Preferred are automatically converted into shares of common stock of Interenergy at a ratio equal to $8.50 divided by the then applicable conversion price, as defined.

(5) INCOME TAXES

     The following schedule shows the amounts and classifications of Interenergy's deferred tax assets and liabilities (amounts in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1995
                                                              -------    -----
Deferred tax assets:
  Net operating loss carryforward...........................  $   484    $ 433
  Alternative minimum taxes.................................      303      144
  Other.....................................................       --       36
Deferred tax liabilities:
  Depreciation..............................................   (1,057)    (669)
  Partnership investments...................................      (93)     (60)
                                                              -------    -----
  Net.......................................................  $  (363)   $(116)
                                                              =======    =====

     The differences between the statutory federal income tax rate and Interenergy's effective tax rate are summarized as follows (amounts in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------
                                                 1996             1995             1994
                                             -------------    -------------    -------------
                                             AMOUNT     %     AMOUNT     %     AMOUNT     %
                                             ------    ---    ------    ---    ------    ---
Tax provision (benefit) computed applying
  statutory rate...........................   $302     34%     $72      34%    $(257)    (34)%
State taxes net of federal income tax
  benefit..................................     34       4       6        3      (25)     (3)
Alternative minimum tax....................     --      --      --       --       13       2
Non-deductible expenses....................     15       1       3        1       11       1
                                              ----     ---     ---      ---    -----     ---
  Actual tax expense provision (benefit)...   $351     39%     $81      38%    $(258)    (34)%
                                              ====     ===     ===      ===    =====     ===

     At December 31, 1996, Interenergy has approximately $1,209,000 in net operating loss carryforwards which start to expire in the year 2009, and approximately $303,000 of alternative minimum tax credit carryforwards.

                    INTERENERGY CORPORATION AND SUBSIDIARIES

(6) COMMITMENTS

  Operating Lease Commitments

     Interenergy leases office space in Denver, Houston, Billings and Owensboro under noncancelable operating leases. Rent expense under these lease agreements amounted to $118,000, $158,000 and $125,000 in the years ended December 31, 1996, 1995 and 1994, respectively. Rental payments under each of the lease agreements are subject to annual escalation based on the lessor's operating expenses. Interenergy subleased its Houston office space to an unaffiliated third party during 1995 and recognized a loss of approximately $54,000. The net minimum rental commitments are as follows (amounts in thousands):

                                                            LEASE      SUBLEASE
                                                           PAYMENTS    RECEIPTS    NET
                                                           --------    --------    ----
Year Ending December 31
     1997................................................    $160        $ 47      $113
     1998................................................      95          47        48
     1999................................................      51          40        11
     2000................................................      --          --        --
     2001................................................      --          --        --
                                                             ----        ----      ----
          Total..........................................    $306        $134      $172
                                                             ====        ====      ====

(7) EMPLOYEE BENEFIT PLANS

  Pension and Profit Sharing Plan

     Interenergy has a 401(k) pension and profit sharing plan which covers all full time employees who have more than one year of service and which allows participants to contribute up to 10% of their salary to the plan. Interenergy is obligated to contribute 25% of each participant's contribution as a matching contribution. Interenergy may, at its discretion, contribute additional amounts as a profit sharing contribution, which amounts are allocated to all participants based on each participant's share of the plan at the time of the contribution. Amounts contributed by employees are 100% vested when contributed while Interenergy's matching and profit sharing contributions are subject to a 20% per year vesting schedule. The plan also contains typical forfeiture and reallocation provisions. During the years ended December 31, 1996, 1995 and 1994, Interenergy made matching contributions to the plan totaling $32,000, $32,000 and $26,000, respectively.

  Stock Option Plans

     Interenergy has stock option plans under which a total of 320,000 shares of common stock may be issued upon exercise of options granted under the plan.

                    INTERENERGY CORPORATION AND SUBSIDIARIES

     A summary of Interenergy's Stock Option Plan as of December 31, 1996 and 1995 and the changes during this period are as follows:

                                                       1996                  1995
                                                -------------------   -------------------
                                                          WTD. AVG.             WTD. AVG.
                                                SHARES    EX. PRICE   SHARES    EX. PRICE
                                                -------   ---------   -------   ---------
Outstanding at January 1......................  162,500     $3.05     209,000     $3.16
  Granted.....................................  147,500     $6.91          --       N/A
  Exercised...................................       --       N/A       5,000     $4.00
  Canceled....................................   12,500     $5.26      41,500     $3.51
                                                -------               -------
Outstanding at December 31....................  297,500     $4.87     162,500     $3.05
                                                =======               =======
Exercisable at December 31....................  297,500     $4.87     162,500     $3.05
                                                =======               =======

     Interenergy accounts for its stock-based compensation plans under APB No.
25. Interenergy adopted the disclosure requirements of SFAS 123 in 1996. Had compensation cost been determined consistent with SFAS 123, utilizing the assumptions detailed below, Interenergy's net income would have changed to the following pro forma amounts:

                                                              1996    1995
                                                              ----    ----
                                                              (AMOUNTS IN
                                                               THOUSANDS)
Net income:
  As reported...............................................  $538    $130
  Pro forma.................................................  $493    $130

     The fair value of each option granted is estimated, for disclosure purposes, on the date of grant using the Black-Scholes model with the following assumptions for 1996: no dividend yield, expected lives of 5-6 years and risk-free interest rates of 6.10-6.34%. The weighted average fair value of shares granted in 1996 was $.51 per share.

(8) ACQUISITIONS

  Gathering Assets

     In May 1996, Interenergy closed its acquisition from Williston Basin Interstate Pipeline Company ("WBI") of 21 gathering systems. The purchase price of the acquisition consisted of $1,000,000 in cash, 288,812 shares of Interenergy's common stock and 194,159 shares of Interenergy's Series B Preferred stock. The common and preferred shares were valued by Interenergy and WBI at $8.00 and $8.50 per share, respectively. Interenergy also capitalized outside legal costs and other direct costs incurred in connection with the acquisition. The total cost to acquire these systems of approximately $5,200,000 was accounted for under purchase accounting and the operating results of the acquired systems have been included in Interenergy's statements from the closing date.

  Natural Gas Sales Contracts

     In February 1996, Interenergy closed its acquisition from Premier Enterprises, Inc. of certain natural gas term sales contracts. The majority of these contracts are with United States Government Facilities, including the Defense Fuel Supply Center and Veterans Administration Medical Centers. The purchase price of these contracts was approximately $1,450,000.

                    INTERENERGY CORPORATION AND SUBSIDIARIES

     Interenergy also closed its acquisition from MAR Oil and Gas Company during February 1996, of certain natural gas contracts with industrial, commercial and agricultural end users in New Mexico. The purchase price of these contracts was approximately $160,000.

     Interenergy accounted for both of these acquisitions under the purchase method and has included the activity of the acquired contracts in Interenergy's statements from the applicable closing dates.

(9) SUBSEQUENT EVENTS

  Acquisition of Natural Gas Sales Contracts

     During March 1997, Interenergy closed its acquisition of certain natural gas contracts with agricultural, commercial and industrial end users located primarily in Nebraska and Kansas from Natural Gas Transport Company, Kansas Gas Transport Company and an individual. The purchase price of the contracts and associated noncompete agreements was approximately $350,000.

  Sale of Partnership Gathering System

     During March 1997, one of the partnerships in which Interenergy serves as general partner completed the sale of its gathering system to an unaffiliated third party. Interenergy expects to dissolve the partnership during 1997 after distribution of the sales proceeds and winding up of the partnership's affairs. Interenergy does not expect the sale of the partnership's assets to have a material impact on Interenergy's financial position or results of operations.

(10) EVENTS SUBSEQUENT TO AUDITORS' REPORT (UNAUDITED)

  Debt

     During July 1997, Interenergy negotiated an increase in its existing bank facility from $10,000,000 to $13,000,000. The amended facility incorporates a $10,000,000 revolving line of credit and $3,000,000 letter of credit facility substantially on the same terms as the previous facility. The increase in the loan facility will be used primarily to fund capital additions. In connection with the above renegotiation, Interenergy also entered into a new $1,500,000 credit facility. Interenergy intends to use the new facility to finance winter storage gas.

  Merger

     On August 25, 1997, Interenergy entered into a merger agreement with a subsidiary of KN Energy, Inc. ("KN"), pursuant to which Interenergy will become a wholly-owned subsidiary of KN.

                                                                      APPENDIX A

                                                                [CONFORMED COPY]

--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     BY AND

                                     AMONG

                               K N ENERGY, INC.,

                             KN ACQUISITION COMPANY
                                      AND
                            INTERENERGY CORPORATION,

                                  DATED AS OF

                                AUGUST 25, 1997
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

Article I. THE MERGER.......................................   A-5
  SECTION 1.1   The Merger..................................   A-5
  SECTION 1.2   Effect of Merger............................   A-5
  SECTION 1.3   Additional Actions..........................   A-5
  SECTION 1.4   Conversion or Cancellation of Stock.........   A-6
  SECTION 1.5   Surrender of Share Certificates; Payment for
                Shares......................................   A-7
  SECTION 1.6   Treatment of Stock Options..................   A-9
  SECTION 1.7   Dillon Read Warrants........................   A-9
  SECTION 1.8   Share Adjustments...........................   A-9
  SECTION 1.9   Price Adjustment............................   A-9
  SECTION 1.10  Articles of Incorporation, Bylaws, Directors
                and Officers of the Surviving
                Corporation.................................  A-10
Article II. REPRESENTATIONS AND WARRANTIES OF THE COMPANY...  A-10
  SECTION 2.1   Due Organization, etc. .....................  A-10
  SECTION 2.2   Execution and Delivery of Agreement.........  A-10
  SECTION 2.3   Capital Stock...............................  A-11
  SECTION 2.4   Financial Statements........................  A-11
  SECTION 2.5   Information; Registration Statement.........  A-12
  SECTION 2.6   No Brokers..................................  A-12
  SECTION 2.7   Litigation and Claims.......................  A-12
  SECTION 2.8   Taxes and Tax Returns.......................  A-12
  SECTION 2.9   Employment, Severance and Termination
                Agreements, etc. ...........................  A-13
  SECTION 2.10  Employee Benefit Plans......................  A-13
  SECTION 2.11  Contracts...................................  A-14
  SECTION 2.12  Properties..................................  A-14
  SECTION 2.13  Governmental Authorizations.................  A-15
  SECTION 2.14  Powers of Attorney..........................  A-15
  SECTION 2.15  No Pending Transactions.....................  A-15
  SECTION 2.16  Corporate Name; Intellectual Property.......  A-15
  SECTION 2.17  No Material Adverse Change..................  A-16
  SECTION 2.18  Compliance with Law.........................  A-16
  SECTION 2.19  Intercompany Transactions...................  A-16
  SECTION 2.20  Environmental Compliance....................  A-16
  SECTION 2.21  Absence of Undisclosed Liabilities..........  A-16
  SECTION 2.22  Public Utility Holding Company Act..........  A-16
Article III. REPRESENTATIONS AND WARRANTIES OF PARENT AND
                ACQUISITION SUB.............................  A-17
  SECTION 3.1   Due Organization, etc. .....................  A-17
  SECTION 3.2   Execution and Delivery of Agreement.........  A-17
  SECTION 3.3   Capital Stock...............................  A-17
  SECTION 3.4   Information; Registration Statement.........  A-17
  SECTION 3.5   No Brokers..................................  A-18
  SECTION 3.6   No Material Adverse Change..................  A-18
  SECTION 3.7   SEC Documents...............................  A-18
  SECTION 3.8   Compliance with Law.........................  A-18
  SECTION 3.9   Litigation and Claims.......................  A-19
Article IV. COVENANTS OF THE COMPANY........................  A-19
  SECTION 4.1   Ordinary Course of Business.................  A-19
  SECTION 4.2   Acquisition Proposals.......................  A-20
  SECTION 4.3   Shareholder Approval........................  A-20

  SECTION 4.4   Affiliate Agreements........................  A-21
  SECTION 4.5   Related-Party Transactions..................  A-21
Article V. ADDITIONAL AGREEMENTS............................  A-21
  SECTION 5.1   Access and Information......................  A-21
  SECTION 5.2   Expenses....................................  A-21
  SECTION 5.3   Further Action..............................  A-21
  SECTION 5.4   Filings.....................................  A-22
  SECTION 5.5   Registration Statement; etc.................  A-22
  SECTION 5.6   Certain Notifications.......................  A-22
  SECTION 5.7   Subsequent Financial Statements.............  A-22
  SECTION 5.8   Indemnification.............................  A-22
  SECTION 5.9   Financing Matters...........................  A-23
  SECTION 5.10  Tax Treatment...............................  A-23
  SECTION 5.11  Company Employees; Employment Benefits......  A-23
  SECTION 5.12  Severance Payments; Other Payments..........  A-23
  SECTION 5.13  Interim Period Agent........................  A-23
  SECTION 5.14  Completion of Schedules.....................  A-23
Article VI. CONDITIONS......................................  A-24
  SECTION 6.1   Conditions to the Obligations of Parent and
                Acquisition Sub.............................  A-24
  SECTION 6.2   Conditions to the Obligations of the
                Company.....................................  A-25
Article VII. CLOSING, TERMINATION, AMENDMENT AND WAIVER.....  A-26
  SECTION 7.1   Closing.....................................  A-26
  SECTION 7.2   Termination.................................  A-27
  SECTION 7.3   Effect of Termination.......................  A-27
  SECTION 7.4   Amendment...................................  A-28
  SECTION 7.5   Waiver......................................  A-28
Article VIII. GENERAL PROVISIONS............................  A-28
  SECTION 8.1   Non-Survival of Representations and
                Warranties..................................  A-28
  SECTION 8.2   Notices.....................................  A-28
  SECTION 8.3   Publicity...................................  A-29
  SECTION 8.4   Construction and Representation by
                Counsel.....................................  A-29
  SECTION 8.5   General.....................................  A-29
  SECTION 8.6   Definitions.................................  A-29

SCHEDULES*

Schedule 1.9                           Specified Liabilities
Schedule 2.1                           Company Subsidiaries
Schedule 2.2(b)                        Contravention/Consents
Schedule 2.3                           Capitalization
Schedule 2.4(a)                        Company Financial Statements
Schedule 2.4(b)                        Company Interim Financial Statements
Schedule 2.7                           Litigation
Schedule 2.8                           Taxes
Schedule 2.9                           Employment, Severance & Termination Agreements
Schedule 2.10                          Employee Benefits Plans
Schedule 2.11                          Company Contracts
Schedule 2.12(a)                       Properties
Schedule 2.12(c)                       Facility Data Sheets
Schedule 2.13                          Governmental Authorizations
Schedule 2.15                          Pending Transactions
Schedule 2.16                          Intellectual Property
Schedule 2.17                          Material Adverse Effect

Schedule 2.18                          Compliance with Law
Schedule 2.19                          Intercompany Transactions
Schedule 2.20                          Environmental Compliance
Schedule 2.21                          Liabilities
Schedule 3.3                           Parent Capitalization
Schedule 3.6                           Parent Material Adverse Change
Schedule 3.8                           Parent Compliance with Law
Schedule 4.1(g)                        Capital Expenditures
Schedule 4.1(j)                        Bonuses/Compensation Increases

---------------

* The Schedules have been omitted as immaterial.

     AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of August 25, 1997 by and among K N Energy, Inc., a Kansas corporation ("Parent"), KN Acquisition Company, a Colorado corporation ("Acquisition Sub"), and Interenergy Corporation, a Colorado corporation (the "Company").

                                    RECITALS

     WHEREAS, the Boards of Directors of Parent, Acquisition Sub and the Company have approved the acquisition of the Company by Parent; and

     WHEREAS, in furtherance of such acquisition, the Boards of Directors of Parent, Acquisition Sub and the Company have, and Parent, as sole shareholder of Acquisition Sub, has, approved a merger (the "Merger") of Acquisition Sub with and into the Company pursuant to which the Company will become a wholly-owned subsidiary of Parent upon the terms and subject to the conditions set forth in this Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, and subject to the satisfaction or waiver of the conditions hereof, the parties hereto do hereby agree as follows:

                                   AGREEMENTS

                                   ARTICLE I.

                                   THE MERGER

     SECTION 1.1 The Merger. On the Effective Date (as hereinafter defined), subject to the terms and conditions of this Agreement, Acquisition Sub shall be merged with and into the Company in accordance with the laws of the State of Colorado, with the Company being the surviving corporation (sometimes referred to hereinafter as the "Surviving Corporation"). The Merger shall be effective when properly executed Articles of Merger (together with any other documents required by law to effectuate the Merger) shall be filed with the Secretary of State of the State of Colorado (the "Secretary of State"), which filing shall be made as soon as possible after the closing of the transactions contemplated by this Agreement as provided for in Section 7.1. When used in this Agreement, the term "Effective Date" shall mean the time and date when the Articles of Merger are so filed.

     SECTION 1.2 Effect of Merger. By virtue of the Merger, on the Effective Date, all rights, privileges, immunities, powers and purposes of the Company and Acquisition Sub, and all the property, real and personal, including subscriptions to shares, causes of action, and every other asset of the Company and Acquisition Sub, shall vest in the Surviving Corporation without any further act or deed, and the separate existence of Acquisition Sub shall cease and the corporate existence of the Company as the Surviving Corporation and as a corporation organized under the Colorado Business Corporation Act (the "CBCA") shall continue unaffected and unimpaired by the Merger. The Surviving Corporation shall, by operation of law, assume and be liable for all the liabilities, obligations and penalties of the Company and Acquisition Sub; no liability or obligation due or to become due, and no claim or demand for any cause existing against either the Company or Acquisition Sub, or any shareholder, officer or director thereof, shall be released or impaired by the Merger; and no action or proceeding, whether civil or criminal, then pending by or against either the Company or Acquisition Sub or any shareholder, officer or director thereof, shall abate or be discontinued by the Merger, but may be enforced, prosecuted, settled or compromised as if the Merger had not occurred, or the Surviving Corporation may be substituted in such action or special proceeding in place of either the Company or Acquisition Sub.

     SECTION 1.3 Additional Actions. If, at any time after the Effective Date, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or Acquisition Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or (b) otherwise carry out the purposes of this Agreement, the Company and its officers and directors and Acquisition Sub and its officers and directors shall be deemed to have granted the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, bills of sale, assignments and assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under and possession of such rights, properties or assets in the Surviving Corporation or to otherwise carry out the purposes of this Agreement; and the officers and directors of the Surviving Corporation are fully authorized in the name of the Company and of Acquisition Sub or otherwise to take any and all such action.

     SECTION 1.4 Conversion or Cancellation of Stock. On the Effective Date, by virtue of the Merger and without any action on the part of the holder thereof:

     (a) (1) Each share of (i) common stock, $.01 par value per share, of the Company ("Company Common Stock"), (ii) Series A Convertible Preferred Stock, $.10 par value per share, of the Company ("Company Series A Preferred") and
(iii) Series B Convertible Preferred Stock, $.10 par value per share, of the Company ("Company Series B Preferred"), (the shares of Company Common Stock, Company Series A Preferred and Company Series B Preferred being herein referred to, collectively, as "Company Stock") issued and outstanding immediately prior to the Effective Date (other than shares of Company Stock held by persons who have taken all steps necessary to perfect their rights as dissenting shareholders under Article 113 of the CBCA ("Dissenters' Shares")) shall be canceled and cease to exist as a share of Company Stock.

     (2) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Date (the number of such shares, together with the Company Common Stock issuable on conversion of the Company Series A Preferred pursuant to Section 1.4(a)(3) below, shall be referred to herein as the "Closing Common Amount") (other than Dissenters' Shares) shall be converted into and represent the right to receive a number of shares (and the amount of cash for (i) fractional shares as determined pursuant to Section 1.5(h) and (ii) payment, if any, of the Escrow Amount (as defined in Section 1.5(c) as determined pursuant to Section 1.9) of validly issued, fully paid and nonassessable common stock, $5.00 par value, of Parent ("Parent Common Stock"), determined as follows (such number of shares of Parent Common Stock shall be referred to herein as the "Exchange Amount"): (A) if the arithmetic average of the daily closing price per share of Parent Common Stock for the twenty trading days ending two days prior to the Effective Date as reported on the New York Stock Exchange (the "Average Market Price") is between thirty-eight dollars ($38.00) and forty-four dollars ($44.00), inclusive, the Exchange Amount shall equal the difference between (t)
0.17165 and (u) the Escrow Adjustment (as defined below); (B) if the Average Market Price is less than thirty-eight dollars ($38.00), the Exchange Amount shall equal the difference between (v) the quotient of six dollars and fifty-two cents ($6.52) divided by the Average Market Price and (w) the Escrow Adjustment; and (C) if the Average Market Price exceeds forty-four dollars ($44.00), the Exchange Amount shall equal the difference between (x) the quotient of seven dollars and fifty-five cents ($7.55) divided by the Average Market Price and (y) the Escrow Adjustment. For purposes of this Agreement, the "Escrow Adjustment" shall be (D) the quotient of $500,000 divided by the Average Market Price, divided by (E) the Closing Common Amount.

     (3) Each share of Company Series A Preferred issued and outstanding immediately prior to the Effective Date (other than Dissenters' Shares), shall be converted into and represent the right to receive (a) the same consideration that would have been received had such shares been converted into Company Common Stock immediately prior to the Effective Date, and (b) an additional cash payment equal to the amount of properly declared, accrued but unpaid dividends on the Company Series A Preferred as at the Effective Date.

     (4) Each share of Company Series B Preferred issued and outstanding immediately prior to the Effective Date (other than Dissenters' Shares), shall be converted into and represent the right to receive a cash payment in an amount equal to the sum of (a) eight dollars and fifty cents ($8.50) plus (b) the amount of properly declared, accrued but unpaid dividends on each such share of Company Series B Preferred as at the Effective Date (such sum, the "Series B Cash Payment").

     (b) Notwithstanding any other provision of this Agreement, any shares of Company Stock (and any dividends that are properly declared, accrued but unpaid on such Company Stock), held in the treasury of the Company or by any Subsidiary of the Company immediately prior to the Effective Date shall be canceled and cease to exist, without any consideration being payable therefor. As used in this Agreement, a "Subsidiary" of a specified person shall mean any corporation or other business organization 50% or more of whose outstanding equity securities of any class are beneficially owned, directly or indirectly, by such specified person and/or one or more of such specified person's Subsidiaries.

     (c) The holders of certificates representing shares of Company Stock shall cease to have any rights as shareholders of the Company (except such rights, if any, as they may have pursuant to Article 113 of the CBCA) and their sole right shall be the right to receive the consideration into which their shares of Company Stock shall have been converted in the Merger as provided in this
Section 1.4.

     (d) Each share of capital stock of Acquisition Sub issued and outstanding immediately prior to the Effective Date shall be converted into one share of common stock of the Surviving Corporation.

     SECTION 1.5  Surrender of Share Certificates; Payment for Shares.

     (a) Parent or the Surviving Corporation shall make available to the Exchange Agent (as hereinafter defined) for the benefit of the holders of Company Stock, (i) on or as soon as practicable after the Effective Date, certificates representing the aggregate number of shares of Parent Common Stock into which outstanding shares of Company Common Stock and Company Series A Preferred shall have been converted in the Merger as provided in Section 1.4(a)(2) and (3) (net of the shares for which no consideration will be paid pursuant to Section 1.4(b), and net of the aggregate number of fractional shares of Parent Common Stock in lieu of which cash will be paid pursuant to Section 1.5(h)); (ii) on the Effective Date, cash in an amount equal to (A) the product of (x) 194,159 and (y) the Series B Cash Payment and (B) all properly declared, accrued but unpaid dividends on the Company Series A Preferred; and (iii) on the Effective Date, any amounts necessary to pay the aggregate amount of the Option Cash Payment (as defined below) and the aggregate amount of the Warrant Cash Payment (as defined below). In addition, Parent or the Surviving Corporation will, from time to time, upon request of the Exchange Agent, make available to the Exchange Agent such amounts of cash as may be necessary to make cash payments in respect of fractional shares of Parent Common Stock as provided in
Section 1.5(h).

     (b) On the Effective Date, such bank or trust company as Parent may determine, acting as Exchange Agent (the "Exchange Agent"), shall

          i. deliver to each holder of record (other than any Subsidiary of the Company) of a certificate or certificates which immediately prior to the Effective Date represented issued and outstanding shares of Company Common Stock or Company Series A Preferred (the "Certificates"), (A) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and (B) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and any cash payment for (i) fractional shares of Parent Common Stock as provided in Section 1.5(h) and
     (ii) properly declared, accrued but outstanding dividends on the Company Series A Preferred. Upon surrender of the Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, the holder of such Certificates shall be entitled to receive in exchange therefor certificates representing that number of whole shares of Parent Common Stock into which the shares of Company Common Stock and Company Series A Preferred, as the case may be, theretofore represented by the Certificates so surrendered shall have been converted in the Merger, plus (if applicable) a check in the amount of cash (i) payable in lieu of fractional shares of Parent Common Stock pursuant to Section 1.5(h) and (ii) for properly declared, accrued but unpaid dividends on the Company Series A Preferred and the Certificates so surrendered shall forthwith be canceled; and

          ii. deliver to each holder of record (other than any Subsidiary of the Company) of a certificate or certificates that immediately prior to the Effective Date represented issued and outstanding shares of Company Series B Preferred (the "Series B Certificates"), (A) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Series B Certificates shall pass, only upon delivery of the Series B Certificates to the Exchange Agent), and (B) instructions for use in effecting the surrender of the Series B Certificates in exchange for the Series B Cash Payment. Upon surrender of the Series B Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, the holder of such Series B Certificates shall be entitled to receive in exchange therefor, a check in the amount of the product of (x) the number of shares of Company Series B Preferred being surrendered and (y) the Series B Cash Payment, and the Series B Certificates so surrendered shall forthwith be canceled.

     (c) On the Effective Date, Parent shall pay five hundred thousand dollars ($500,000) (the "Escrow Amount") into an escrow account (the "Escrow Account") established pursuant to the terms of an Escrow Agreement (the "Escrow Agreement") in a form mutually acceptable to Parent and the Company, to be administered by an escrow agent to be appointed as specified in the Escrow Agreement (the "Escrow Agent"). The Escrow Amount shall be disbursed as contemplated by Section 1.9.

     (d) No dividends or other distributions declared with respect to Parent Common Stock issued or issuable to former holders of Company Stock pursuant to the Merger, and that are payable to the holders thereof after the Effective Date, shall be paid to any such holder unless and until such holder shall have surrendered such holder's Certificates and received in exchange therefor certificates representing shares of Parent Common Stock. Subject to the effect, if any, of applicable escheat laws, after the surrender and exchange of Certificates by the holder thereof in exchange for certificates representing shares of Parent Common Stock, as the case may be, such holder shall thereafter be entitled to receive any dividends or other distributions, which become payable with respect to such shares of Parent Common Stock, as represented by such Certificates.

     (e) The appointment of the Exchange Agent may be terminated by the Surviving Corporation at any time after six (6) months following the Effective Date, or sooner if all shares of Parent Common Stock issuable, and cash payable, in connection with the Merger shall have been distributed in accordance with the terms of this Agreement. Upon termination of such appointment, all Parent Common Stock and cash held by the Exchange Agent shall be returned by it to Parent or the Surviving Corporation, and thereafter any Certificates that must be surrendered shall be surrendered to, against payment therefor delivered by, the Surviving Corporation. With respect to any Certificates that shall not have been surrendered prior to five years after the Effective Date, the Parent Common Stock and cash payable in exchange for such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

     (f) If any certificate representing shares of Parent Common Stock is to be issued, or any payment is to be made, to any person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of such issuance or payment, unless waived by Parent or Acquisition Sub, that the Certificate so surrendered shall be properly endorsed and the signatures thereon properly guaranteed and otherwise in proper form for transfer and that the person requesting such issuance or payment shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance or payment to any person other than the registered holder of the Certificate surrendered, or otherwise required, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (g) After the Effective Date, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock which were outstanding immediately prior to the Effective Date. If, after the Effective Date, Certificates representing such shares are presented to the Surviving Corporation (or the registrar or transfer agent of the Company), they shall be canceled and exchanged as provided in this
Article I.

     (h) No fraction of a share of Parent Common Stock shall be issued, no scrip or other certificate shall be issued in respect of any such fractional interest and no rights except as set forth herein shall attach to any such fractional interest and, in lieu thereof, any holder of Certificates who would otherwise be entitled to receive a number of shares of Parent Common Stock that would include such a fraction of a share shall, upon surrender of such Certificates, receive (in addition to such whole shares of Parent Common Stock and cash consideration to which such holder is entitled) an amount of cash, computed to the nearest one cent (rounded up, in the case of $.005), without interest, determined by multiplying the Average Market Price by such fraction.

     SECTION 1.6 Treatment of Stock Options. The Company shall take all action necessary such that at or immediately prior to the Effective Date, each holder of a then-outstanding option to purchase shares of Company Stock heretofore granted under the Company's 1992, 1994, 1995 and 1996 Stock Option Plans (the "Option Plans") will exchange each option ("Option") held under the Option Plans for a cash payment from the Surviving Corporation (the "Option Cash Payment") in an amount equal to the excess, if any, of the Exchange Amount Value (as defined below) over the per share exercise price of such Option, less applicable federal, state and local tax withholdings. For purposes of this Agreement, "Exchange Amount Value" shall mean the effective value per share of Company Common Stock received by holders of such Company Common Stock in the Merger, and shall be calculated as the product of (x) the sum of (i) the Escrow Adjustment and (ii) the Exchange Amount and (y) the Average Market Price. Upon payment of the Option Cash Payment for each Option held under the Option Plans, all Options to purchase shares of Company Stock (including those for which the Option Cash Payment equals zero) shall be canceled and the Option Plans shall be terminated. Parent shall take all actions (including advancing the necessary funds) necessary to cause the Exchange Agent to pay such amounts to the holders of the Options on the Effective Date.

     SECTION 1.7 Dillon Read Warrants. Parent shall take all such action (including advancing the necessary funds) necessary such that at the Effective Date, each holder of Warrants to Purchase Series A Convertible Stock of the Company dated May 12, 1993, (the "Dillon Read Warrants") will receive for each such Dillon Read Warrant (whether or not such warrant is immediately exercisable) in settlement thereof a cash payment from the Surviving Corporation (the "Warrant Cash Payment") in an amount equal to the excess, if any, of the Exchange Amount Value over one-third of the per share exercise price of such Dillon Read Warrant, less applicable federal, state and local tax withholdings and, upon such payment, the holder thereof will deliver the Dillon Read Warrants held by such holder to the Surviving Corporation (or the Exchange Agent) for cancellation.

     SECTION 1.8 Share Adjustments. If, between the date of this Agreement and the Effective Date, the outstanding shares of Company Stock shall have been changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, readjustment or otherwise, or a stock dividend thereon shall be declared with a record date within such period, subject to the provisions of
Article VI, the consideration payable in respect thereof shall be correspondingly adjusted.

     SECTION 1.9  Price Adjustment.

     (a) As soon as practicable after the Effective Date, the Parent and the Company shall cause Arthur Andersen LLP to prepare the audited balance sheet with appropriate notes thereto of the Company as of the Effective Date, in conformity with generally accepted accounting principles, consistently applied (the "Audited Balance Sheet"). Upon completion of the Audited Balance Sheet, Arthur Andersen LLP shall calculate the liabilities of the Company as of the Effective Date in respect of the items set forth on Schedule 1.9 (the "Specified Liabilities") based on the numbers included in the Audited Balance Sheet. Promptly after completion of the Audited Balance Sheet, Arthur Andersen LLP shall deliver to Parent and to Mr. Patrick R. McDonald, as representative of the shareholders of the Company prior to the Merger, the Audited Balance Sheet and its calculation of the Specified Liabilities.

     (b) If the Specified Liabilities as of the Effective Date exceed the amount of the Specified Liabilities set forth on Schedule 1.9, the Escrow Agent shall
(i) deliver to Parent out of the Escrow Amount the difference, if any, between the Specified Liabilities as of the Effective Date and the Specified Liabilities set forth on Schedule 1.9, and (ii) deliver to the Exchange Agent the remaining amount in the Escrow Account, if any, for delivery to the holders of record of each of the Certificates as of immediately prior to the Effective Date, pro rata based on their holdings. If the Specified Liabilities as of the Effective Date are less than or equal to the Specified Liabilities set forth on Schedule 1.9,
(i) the Escrow Agent shall deliver the entire Escrow Amount to the Exchange Agent and (ii) Parent shall deliver to the Exchange Agent the difference, if any, between the Specified Liabilities set forth on Schedule 1.9 and the Specified Liabilities as of the Effective Date, but not to exceed $500,000, all for delivery to the holders of record of each of the Certificates as of immediately prior to the Effective Date, pro rata based on their holdings.

     SECTION 1.10 Articles of Incorporation, Bylaws, Directors and Officers of the Surviving Corporation.

     (a) From and after the Effective Date, the Articles of Incorporation of Acquisition Sub in effect immediately prior to the Effective Date shall be the Articles of Incorporation of the Surviving Corporation until further altered, amended or repealed in accordance with law, except that, on the Effective Date,
Article I of such Articles of Incorporation shall be amended to read as follows:
"The name of the Corporation is Interenergy Corporation." Parent shall have the right to rename the Surviving Corporation in its sole discretion.

     (b) From and after the Effective Date, the Bylaws of Acquisition Sub in effect immediately prior to the Effective Date shall be the Bylaws of the Surviving Corporation until further altered, amended or repealed in accordance with law.

     (c) From and after the Effective Date, the directors of Acquisition Sub immediately prior to the Effective Date shall be the directors of the Surviving Corporation and the officers of Acquisition Sub immediately prior to the Effective Date shall be the officers of the Surviving Corporation, in each case, to serve until such time as their successors have been elected and have qualified in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation and applicable law unless sooner removed, retired, disqualified or deceased.

                                  ARTICLE II.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Acquisition Sub that:

     SECTION 2.1 Due Organization, etc. The Company and each Subsidiary of the Company (the Company and its Subsidiaries being hereinafter collectively referred to as the "Company Group" and individually as a "Member of the Company Group") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and each has all requisite power and authority (corporate and otherwise) to own, operate and lease its properties and to carry on its businesses as they are being conducted on the date of this Agreement. Each Member of the Company Group is duly qualified as a foreign corporation, and is in good standing, in each jurisdiction where the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be likely to have a material adverse effect on the assets or financial condition (a "Material Adverse Effect") of the Company Group, taken as a whole. Attached hereto as Schedule 2.1 is a true, correct and complete list of each Subsidiary of the Company. Except as set forth in Schedule 2.1, no Member of the Company Group, directly or indirectly, owns any interest in any other corporation, company, partnership, joint venture or other business association or entity.

     SECTION 2.2  Execution and Delivery of Agreement.

     (a) The Company has all requisite power (corporate and otherwise) to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval of the Merger by the shareholders of the Company. This Agreement has been duly executed and delivered by the Company and, as regards the consummation of the Merger, subject only to the approval of the Merger by the shareholders of the Company, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

     (b) Except as set forth on Schedule 2.2(b), the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company will not conflict with, or result in any violation of or default or loss of a benefit under, or permit the acceleration of any obligation under any provision of the Articles of Incorporation or Bylaws or other constituent documents of any Member of the Company Group or any material mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to any Member of the Company Group or its properties. Except as set forth on Schedule 2.2(b), and other than as may be required by the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Hart-Scott-Rodino Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any state securities or Blue Sky laws and the CBCA, no consent, approval, order or authorization of, or registration, declaration or filing with, any United States federal, state, local or foreign governmental or regulatory entity (an "Authority") is required to be made or obtained by any Member of the Company Group in order for the Company to execute or deliver this Agreement or to consummate the transactions or fulfill its obligations provided for hereby.

     SECTION 2.3  Capital Stock.

     (a) As of the date of this Agreement, the entire authorized capital stock of the Company consists of (i) 10,000,000 shares of Company Common Stock, of which (A) 1,974,527 shares are issued and outstanding, (B) 304,000 shares are reserved for issuance upon exercise of stock options pursuant to the 1992, 1994 and 1995 Option Plans, (C) 300,000 shares are reserved for issuance upon exercise of the Dillon Read Warrants, (D) 1,500,000 shares are reserved for issuance upon conversion of the Company Series A Preferred, all as set forth on
Schedule 2.3, (E) 200,000 shares are reserved for issuance upon exercise of stock options pursuant to the 1996 Option Plan and (F) 194,159 shares are reserved for the issuance upon conversion of the Company Series B Preferred;
(ii) 2,000,000 shares of preferred stock, par value $.10 per share, of which (G) 500,000 shares have been designated Company Series A Preferred, of which 500,000 shares are issued and outstanding (H) 500,000 shares have been designated Company Series B Preferred, of which 194,159 shares are issued and outstanding. All of such outstanding shares of Company Common Stock, Company Series A Preferred and Company Series B Preferred were duly authorized, validly issued and are fully paid and are nonassessable.

     (b) Except for (i) the options issued under the Option Plans and the Dillon Read Warrants, (ii) the conversion rights granted to holders of Company Series A Preferred and Company Series B Preferred and (iii) as disclosed on Schedule 2.3, there are not outstanding any subscriptions, options, conversion rights, warrants or other agreements or commitments of any nature whatsoever (either firm or conditional) that have not expired by their own terms or conditions, obligating any Member of the Company Group to issue, deliver or sell, or cause to be issued, delivered or sold, any authorized or outstanding shares of the capital stock, or any securities convertible into or exchangeable for shares of capital stock, of any Member of the Company Group or obligating any Member of the Company Group to grant, extend or enter into any such agreement or commitment.

     (c) Except for the conversion rights granted to holders of Company Series A Preferred and Company Series B Preferred and except as set forth on Schedule 2.3, there are not outstanding any puts or other agreements or commitments of any nature whatsoever (either firm or conditional) obligating any Member of the Company Group to purchase or redeem, or to cause to be purchased or redeemed, any outstanding shares of the capital stock of any Member of the Company Group or obligating any Member of the Company Group to grant, extend or enter into any such put, agreement or commitment.

     SECTION 2.4  Financial Statements.

     (a) Schedule 2.4(a) contains the audited balance sheets of the Company Group as of December 31, 1995 and 1996 and the related statements of income, changes in shareholders' equity and cash flows, together with the appropriate notes to such financial statements (the "Company Financial Statements"). Except as set forth therein or in the notes thereto, the Company Financial Statements have been prepared in conformity with generally accepted accounting principles consistently applied, and the Company Financial Statements present fairly in all material respects the financial position and results of operations of the Company Group as of their respective dates and for the respective periods covered thereby.

     (b) Schedule 2.4(b) contains the unaudited balance sheet of the Company Group as of April 30, 1997 and the related statements of income, changes in shareholders' equity and cash flows for the 4-month period then ended (the "Interim Financial Statements"). Except as may be otherwise noted therein and subject to year-end audit adjustments, the Interim Financial Statements present fairly, in all material respects, the financial position and results of operations of the Company Group at April 30, 1997 and for the respective period covered thereby. The Interim Financial Statements have been prepared in conformity with generally accepted accounting principles consistently applied (subject to year-end adjustments, the absence of detailed footnotes and other exceptions customary for interim financial statements).

     SECTION 2.5  Information; Registration Statement.

     (a) No written statement, memorandum, certificate, schedule, list or other written information heretofore or hereafter provided on or prior to the Closing Date (as defined in Section 7.1) by or on behalf of the Company Group to Parent, or Acquisition Sub or any of their representatives pursuant to the terms hereof or otherwise in connection with the transactions contemplated hereby, did or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by any Member of the Company Group with respect to the forecasts prepared by the Company and delivered to Parent.

     (b) The written information supplied or to be supplied by the Company Group for inclusion in the Registration Statement/Proxy Statement on Form S-4 to be filed with the Securities and Exchange Commission ("SEC") by Parent for the purpose of registering the Parent Common Stock, to be exchanged for shares of Company Stock in the Merger, as from time to time supplemented or amended (the "Registration Statement"), will not, at the time the Registration Statement is filed with the SEC, at the time it becomes effective, and on the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     SECTION 2.6 No Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of the Company Group or any other party in such manner as to give rise to any valid claim against any Member of the Company Group or Parent or Acquisition Sub for any broker or finder's fee or similar compensation in connection with such transactions, except for Rauscher Pierce Refsnes, Inc. and Dillon, Read & Co., Inc.

     SECTION 2.7 Litigation and Claims. Except as set forth on Schedule 2.7, there is no claim, prosecution, suit, action, arbitration or proceeding pending or, to the best knowledge of the Company, threatened, against or affecting any Member of the Company Group; nor is there any judgment, decree, injunction, rule or order of any court, Authority or arbitrator outstanding against or affecting any Member of the Company Group or any of its assets or businesses.

     SECTION 2.8 Taxes and Tax Returns. Except as set forth on Schedule 2.8, all returns and reports of all Taxes (as defined below) required to be filed with respect to the Company Group or any of its income, properties or operations have been duly filed in a timely manner. All information provided in such returns, reports, notices, accounts and information is complete and accurate in all material respects. All Taxes required to be paid by all Members of the Company Group that are or were due and payable prior to the date hereof (without regard to whether such Taxes have been assessed) have been paid, except for such Taxes being contested in good faith pursuant to appropriate proceedings. Adequate provisions in accordance with generally accepted accounting principles consistently applied to the Company Group have been made in the Company Financial Statements for the payment of all Taxes for which the Company Group may be liable for the periods covered thereby that were not yet due and payable as of the dates thereof. There are no pending or, to the best knowledge of the Company, threatened audits or investigations relating to any Taxes for which the Company Group is or may become (directly or indirectly) liable. The Company has not received any written or any other form of notice of any deficiencies for any Taxes against any Member of the Company Group. There are no agreements in effect to extend the period of limitations for the assessment or collection of any Taxes for which any Member of the Company Group is or may become liable and no requests for any such agreements are pending. For purposes of this Agreement, the terms "Tax" and "Taxes" shall include (i) all taxes, assessments, levies, imposts, duties, license fees, registration fees, withholdings, or other similar governmental charges, including, without limitation, income taxes, franchise taxes, transfer taxes or fees, sales or use taxes, excise taxes, ad valorem taxes, withholding taxes, minimum taxes, escheats and social security taxes, and (ii) any interest, penalties or additions to tax imposed on a Tax described in clause (i) hereof, imposed by the United States or any state, county, local or foreign government or any subdivision or agency thereof.

     SECTION 2.9 Employment, Severance and Termination Agreements, etc. Schedule 2.9 sets forth all material benefit arrangements that are not Employee Benefit Plans (as defined below) including (a) employment or consulting agreements, (b) incentive bonus or deferred bonus arrangements, (c) arrangements providing termination allowance, severance or similar benefits, (d) equity compensation plans and (e) deferred compensation plans ("Benefit Arrangements") maintained by any Member of the Company Group with any present or former director, officer, employee, consultant or group of employees, other than agreements terminable by such Member at will without expense or liability to the Company Group (except for customary severance payments in accordance with the practices described in such statement). Except for the employment agreements with Messrs. Patrick McDonald, James Rode, Russell T. Moran, Richard C. Frantz and Joseph Schmid and the Option Plans, none of the Benefit Arrangements disclosed on Schedule 2.9 provides for payments in connection with any change in control of any Member of the Company Group and no amount will become due to any current or former employee, consultant, officer or director of any Member of the Company Group, as a result of the transactions contemplated by this Agreement. No Member of the Company Group is a party to or bound by the terms of any collective bargaining or similar agreement.

     SECTION 2.10  Employee Benefit Plans.

     (a) Except as set forth on Schedule 2.10, no Member of the Company Group is a party to, maintains or contributes to, or has any obligation to contribute to, any "Employee Benefit Plan" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")). With respect to each Employee Benefit Plan, each Member of the Company Group has complied, in all material respects with, and each such Employee Benefit Plan conforms, in all material respects, in form and operation to all applicable laws and regulations, including, but not limited to, ERISA and the Internal Revenue Code of 1986, as amended (the "Code"). No Member of the Company Group, nor any of their respective directors, officers, employees or agents has, with respect to any Employee Benefit Plan maintained by any such Member, engaged in any conduct that would result in any taxes or penalties on prohibited transactions under Section 4975 of the Code or under Section 502(i) of ERISA or in a breach of fiduciary duty liability under Section 409 of ERISA. All of the Company's obligations under the Employee Benefit Plans have been fully paid, funded or accrued for.

     (b) No Member of the Company Group maintains, contributes to or has any obligation to contribute to any Employee Benefit Plan regulated under Title IV of ERISA nor has any Member of the Company Group ever maintained, contributed to or had any obligation to contribute to any such Employee Benefit Plan.

     (c) No Employee Benefit Plan maintained by any Member of the Company Group provides any post-retirement or post-termination medical or life insurance benefits (whether or not insured) to any employee or former employee of any Member of the Company Group except as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), as set forth in Section 4980B of the Code and Part 6 of Title 1 of ERISA, and any corresponding state law.

     (d) The consummation of the transactions contemplated by this Agreement will not result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

     (e) Except as required under COBRA, no Member of the Company Group has any obligation to provide welfare benefits to any of its former employees.

     SECTION 2.11  Contracts.

     (a) Schedule 2.11(a)(i) sets forth a list of all contracts evidencing or relating to any liabilities or payment obligations of the Company exceeding $250,000 in any twelve-month period, whether absolute, accrued, contingent or otherwise, or granting any person a lien on or against any properties or assets owned or leased by the Company (excluding gas purchase, sale, transportation, processing, treating and storage agreements, agreements relating to natural gas liquids and financial derivatives agreements, in each case, with a term greater than one month and entered into in the ordinary course of business); Schedule 2.11(a)(ii) sets forth a list of all joint venture or partnership contracts between the Company and any other person; Schedule 2.11(a)(iii) sets forth a list of all contracts limiting the freedom of the Company or any of its officers, directors, employees or agents to engage in or to compete in any activity, or to use or disclose any information in its possession; Schedule 2.11(a)(iv) sets forth a list of any other contracts to which the Company is a party or by which it or the assets or properties owned or leased by it are bound or affected that contemplate payments to or by the Company exceeding $250,000 in any twelve-month period (excluding gas purchase, sale, transportation, processing, treating and storage agreements, agreements relating to natural gas liquids and financial derivatives agreements, in each case, with a term greater than one month and entered into in the ordinary course of business); Schedule 2.11(a)(v) lists all gas purchase, sale, transportation, processing, treating and storage agreements, agreements relating to natural gas liquids and financial derivatives agreements, in each case, with a term greater than one month and entered into in the ordinary course of business.

     (b) The contracts set forth on Schedule 2.11(a)(i) - (v) are referred to collectively herein as the "Company Contracts." After the date hereof, the Company will make available to Parent true and complete copies of each of the Company Contracts, including any amendments thereto (or, in the case of oral Company Contracts, true and complete written summaries thereof). (i) Each of the Company's contracts including, without limitation, the Company Contracts is valid, in full force and effect (other than contracts that have expired or been terminated) and enforceable in accordance with its terms against the parties thereto other than the Company, and the Company has fulfilled when due, or has taken all action necessary to enable it to fulfill when due, all of its material obligations thereunder, except for any nonfulfillment that would not be reasonably likely to have a Material Adverse Effect on the Company Group, taken as a whole; (ii) except as set forth on Schedule 2.11(b)(ii), there has not occurred any default (nor, to the knowledge of the Company, do conditions exist which, with the lapse of time, the giving of notice, or the election of any person other than the Company, or any combination thereof would constitute a default) by the Company nor, to the knowledge of the Company, has there occurred any default (nor, to the knowledge of the Company, do conditions exist which, with the lapse of time, the giving of notice, or the election of the Company, or any combination thereof would constitute a default) by any other person, under any of the Company's contracts including, without limitation, the Company Contracts which would give the Company or such other person the right to terminate any such contracts, including without limitation, the Company Contracts or which would be reasonably likely to have a Material Adverse Effect on the Company Group, taken as a whole; and (iii) except as set forth on
Schedule 2.11(b)(iii), neither the Company nor, to the knowledge of the Company, any other person is in arrears in the performance or satisfaction of its obligations under any of the Company Contracts, except for any non-performance that would not be reasonably likely to have a Material Adverse Effect on the Company Group, taken as a whole, and no waiver or indulgence has been granted by any of the parties thereto.

     SECTION 2.12  Properties.

     (a) Except for the lien granted to Norwest Bank pursuant to the Credit Agreement among Interenergy Corporation, Interenergy Resources Corp. and Norwest Bank Denver, National Association dated December 14, 1993, as amended to the date hereof (the "Norwest Loan Agreement"), or as set forth on Schedule 2.12, each Member of the Company Group has (A) good and defensible title, and the right of possession, to all real property, purportedly owned by it and reflected on the Company Financial Statements, in each case, free and clear of all liens, security interests and encumbrances, except for (i) liens for Taxes not yet due and payable or that are being contested in good faith and with respect to which adequate reserves have been established on the Company Financial Statements,
(ii) materialman's, mechanics and similar statutory liens incurred in the ordinary course of business that are not delinquent or are being contested in good faith, (iii) rights reserved to or vested in any Authority to control or regulate any of the properties or assets in any manner, and all applicable laws, rules and orders of any such Authority, (iv) the failure to record in the county where real property is located any permit, license or right-of-way issued by the United States federal Authority or other Authority and/or transfers thereof, and (v) such imperfections of title and encumbrances, if any, as are not in the aggregate substantial in character, amount or extent, and do not materially interfere with or materially impair the present and continued use of such properties and assets, (B) title to all material personal property purportedly owned by it and reflected on the Company Financial Statements, except for such imperfections of title and encumbrances, if any, as are not in the aggregate substantial in character, amount or extent, and do not materially interfere with or materially impair the present and continued use of such personal property.

     (b) All real and material personal properties and assets held by any Member of the Company Group under leases, easements, rights-of-way or similar instruments are held by such Member under instruments that, to the knowledge of such Member, are valid, binding and enforceable, with such exceptions as are not material or are of the type customarily experienced in the gas gathering, gas processing, gas transportation or gas marketing business, and that, taken as a whole, do not materially interfere with the conduct of the business of such Member, and such Member enjoys quiet possession of such leased properties and assets. No Member of the Company Group is in default under any lease, agreement or obligation regarding its properties to which it is a party or by which it is bound which default would reasonably be likely to have a Material Adverse Effect on the Company Group, taken as a whole.

     (c) All of the buildings, machinery, equipment and other tangible assets held by any Member of the Company Group that are necessary for the conduct of the Company's business are in workable condition and are usable in the ordinary course of business. Schedule 2.12(c) sets forth the facility data sheets for each of the Company's primary facilities.

     SECTION 2.13 Governmental Authorizations. Except as set forth on Schedule 2.13, all material governmental licenses, permits franchises, authorizations, consents and approvals required to entitle the Company Group to own, lease, operate or use their properties and for the operation of the Company Group and their businesses have been obtained and are in full force and effect.

     SECTION 2.14 Powers of Attorney. No power of attorney or similar authorization given by any Member of the Company Group is currently outstanding other than the power of attorney granted in favor of the Surviving Corporation pursuant to Section 1.3 hereof.

     SECTION 2.15 No Pending Transactions. Except (i) for this Agreement, (ii) as set forth on Schedule 2.15, and (iii) for purchases and sales of gas by any Member of the Company Group in the ordinary course of business and in accordance with the terms of this Agreement, the Company is not a party to or bound by any agreement, negotiations, discussions, commitment or undertaking with respect to
(a) the merger or consolidation with any other person, or (b) the acquisition, sale, lease or exchange of property or assets having an aggregate value of $1 million or more that are owned by any other person.

     SECTION 2.16  Corporate Name; Intellectual Property.

     (a) Each Member of the Company Group has the exclusive right to use its name as the name of a corporation in the jurisdiction of its incorporation and in all jurisdictions in which each is qualified to do business, except where the failure to have such right would not be reasonably likely to have a Material Adverse Effect on the Company Group, taken as a whole, and no Member of the Company Group has received any written notice of conflict with respect to the rights of others regarding its corporate name.

     (b) Schedule 2.16 sets forth a complete and accurate list of all service marks, trade names, trademarks (whether registered or unregistered), designs and patents, patent applications, trade names, trade dress, copyrights, copyright registrations, inventions, trade secrets, know-how and other intellectual properties owned by, used in or required for the operation of the business, as currently conducted (the "Intellectual Properties") as well as a complete and accurate list of all licenses relating to the use of any Intellectual Properties. Each of the Intellectual Properties is legally and beneficially owned by the applicable Member of the Company Group with the sole and exclusive right to the use thereof, free and clear of any payment, lien or claim, except as otherwise set forth on Schedule 2.16. There is no claim or demand of any person pertaining to, or any proceeding pending or, to the knowledge of the Company, threatened, that challenges (i) the rights of the Company Group in respect of any of the Intellectual Properties or (ii) the rights of the Company Group in respect of any confidential information owned by any Member of the Company Group or used in the conduct of its business.

     SECTION 2.17 No Material Adverse Change. Since April 30, 1997, each Member of the Company Group has conducted its businesses only in the ordinary and usual course in substantially the same manner as theretofore conducted and, except as set forth on Schedule 2.17, has not taken any of the actions described in subparagraphs (c) through (n) of Section 4.1 and since April 30, 1997, no event has occurred that has had a Material Adverse Effect on the Company Group, taken as a whole.

     SECTION 2.18 Compliance with Law. Except as set forth on Schedule 2.18, each Member of the Company Group is currently operating its business in compliance with all applicable laws, statutes, ordinances or regulations except for any such noncompliance that would not have a Material Adverse Effect on the Company Group, taken as a whole.

     SECTION 2.19 Intercompany Transactions. Except as set forth on Schedule 2.19, no Member of the Company Group is a party to a transaction with another Member of the Company Group.

     SECTION 2.20 Environmental Compliance. Except as set forth on Schedule 2.20, to the Company's knowledge, each Member of the Company Group is currently in substantial compliance with all applicable material Environmental Laws (as defined below) and no Member of the Company Group has intentionally or willfully violated any Environmental Laws. Except as set forth on Schedule 2.20, no citation or other notice has been issued and no investigation or review is pending or threatened by any federal, state or local governmental entity with respect to (i) any alleged violation of any Environmental Law by any Member of the Company Group occurring prior to the date hereof, which would reasonably be expected to have a Material Adverse Effect on the Company Group, taken as a whole; or (ii) any alleged failure by any Member of the Company Group, prior to the date hereof, to possess any material permit, certificate, license, registration, approval or other authorization required by any Environmental Law for the business operations currently being conducted by the Company Group. Except as set forth on Schedule 2.20, no citation or other notice has been received identifying any Member of the Company Group as a "potentially responsible party" at any facility in which a state or federal agency has initiated clean-up proceedings of a waste disposal site. For purposes of this
Section 2.20, "Environmental Laws" shall mean any federal, state or local statute, ordinance or published rule or regulation relating to pollution, protection or cleanup of the environment.

     SECTION 2.21 Absence of Undisclosed Liabilities. Except as provided for in the Company Financial Statements or the Interim Financial Statements or as reflected in the notes thereto, or as set forth in this Agreement or the Schedules hereto, at the last day of the respective periods covered by the Company Financial Statements and Interim Financial Statements, there were no liabilities or obligations, contingent or otherwise, of the Company Group that were required by generally accepted accounting principles to be reflected in such financial condition of the Company Group taken as a whole that were not provided for in such financial statements or reflected in the notes thereto. Except as otherwise disclosed in this Agreement, the Company Financial Statements, the Interim Financial Statements or on Schedule 2.21, since the last day of the period covered by the Interim Financial Statements, no Member of the Company Group has incurred any liabilities or obligations that would reasonably be likely to have a Material Adverse Effect on the Company Group, taken as a whole, except such as are the result of the transactions contemplated by this Agreement.

     SECTION 2.22 Public Utility Holding Company Act. To the best of its knowledge, the Company is not a "Public Utility Company" or a "Holding Company," each as defined in the Public Utility Holding Company Act of 1935, as amended to the date hereof.

                                  ARTICLE III.

                    REPRESENTATIONS AND WARRANTIES OF PARENT
                              AND ACQUISITION SUB

     Parent and Acquisition Sub, jointly and severally, represent and warrant to the Company that:

     SECTION 3.1 Due Organization, etc. Each of Parent and Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of Parent and Acquisition Sub has all requisite corporate power and authority to own, operate and lease its properties and to carry on its businesses as they are being conducted on the date of this Agreement.

     SECTION 3.2  Execution and Delivery of Agreement.

     (a) Each of Parent and Acquisition Sub has all requisite power and authority (corporate and otherwise) to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Acquisition Sub. This Agreement has been duly executed and delivered by Parent and Acquisition Sub, and constitutes the valid and binding obligation of each of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms subject to applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

     (b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Acquisition Sub will not conflict with, or result in any violation of or default or loss of a benefit under, or permit the acceleration of any obligation under any provision of the Certificate of Incorporation, Articles of Incorporation or Bylaws of Parent or Acquisition Sub or any material mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries (including Acquisition Sub) or their material properties. Other than as required by the provisions of the Hart-Scott-Rodino Act, the Exchange Act, the Securities Act any state securities or Blue Sky laws, the CBCA, the regulations of the Public Utility Commission of the State of Colorado and the regulations of the Public Service Commission of the State of Wyoming, no consent, approval, order or authorization of, or registration, declaration or filing with, any Authority is required to be made or obtained by Parent or Acquisition Sub in order to execute and deliver this Agreement or to consummate the transactions or fulfill its obligations provided for hereby.

     SECTION 3.3 Capital Stock. As of the date hereof, the entire authorized capital stock of Parent is as set forth on Schedule 3.3. All outstanding shares of capital stock of Parent have been duly authorized, validly issued and are fully paid and are nonassessable. All shares of Parent Common Stock to be issued and delivered in the Merger pursuant to Article I hereof shall be at the time of issuance, duly authorized, validly issued, fully paid and nonassessable. Except as set forth on Schedule 3.3 or as contemplated by this Agreement, there are not outstanding any subscriptions, options, conversion rights, warrants or other agreements or commitments of any nature whatsoever (either firm or conditional) obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of Parent Common Stock or other equity securities of Parent, or any securities convertible into or exchangeable for Parent Common Stock or other equity securities of Parent, or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such agreement or commitment. The entire authorized capital stock of Acquisition Sub consists of 10,000 shares of common stock, $1.00 par value, all of which shares are owned by Parent.

     SECTION 3.4  Information; Registration Statement.

     (a) No written statement, memorandum, certificate, schedule, list or other written information (including, without limitation, financial information) heretofore or hereafter provided on or prior to the Closing Date by or on behalf of Parent or Acquisition Sub to the Company or any of its representatives pursuant to the terms hereof or otherwise in connection with the transactions contemplated hereby, did or will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The information supplied or to be supplied by Parent or its Subsidiaries for inclusion in the Registration Statement, will not, at the time the Registration Statement is filed with the SEC, at the time it becomes effective, and on the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder.

     (c) The information supplied or to be supplied by Parent or its Subsidiaries for inclusion in the proxy statement (the "Company Proxy Statement") to be mailed to holders of Company Stock will not, at the time the Company Proxy Statement is mailed, and at the time of the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     SECTION 3.5 No Brokers. Except for arrangements with Petrie Parkman & Co., all negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of Parent or its Subsidiaries in such manner as to give rise to any valid claim against the Company for any broker or finder's fee or similar compensation in connection with the transactions contemplated by this Agreement.

     SECTION 3.6 No Material Adverse Change. To Parent's knowledge, since December 31, 1996, each of Parent and Acquisition Sub has conducted its businesses only in the ordinary and usual course in substantially the same manner as theretofore conducted and no event has occurred since this date which has had a Material Adverse Effect on Parent, except as Parent has publicly disclosed, as required by law, copies of which disclosures are attached as
Schedule 3.6.

     SECTION 3.7 SEC Documents. Parent has made available to the Company a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC since January 1, 1993 and prior to the date of this Agreement (the "Parent SEC Documents"), which are all the documents that Parent was required to file with the SEC since such date. As of their respective dates and to Parent's knowledge, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and to Parent's knowledge, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To Parent's knowledge, the financial statements of Parent included in the Parent SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly presented in accordance with applicable requirements of generally accepted accounting principles (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material) the consolidated financial position of Parent and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

     SECTION 3.8 Compliance with Law. To Parent's knowledge, except as publicly disclosed as required by law, copies of which disclosure are attached as
Schedule 3.8, and except for any matter that would not have a Material Adverse Effect on Parent, Parent and its Subsidiaries, taken as a whole, are operating their businesses in compliance with all applicable laws, statutes, ordinances or regulations.

     SECTION 3.9 Litigation and Claims. Except as disclosed in the Parent SEC Documents, there is no material claim, prosecution, suit, action, arbitration or proceeding pending or, to the best knowledge of Parent, threatened, against Parent or any of its Subsidiaries; nor is there any judgment, decree, injunction, rule or order of any court, Authority or arbitrator outstanding against Parent or any of its Subsidiaries that would be reasonable likely to have a Material Adverse Effect on Parent.

                                  ARTICLE IV.

                            COVENANTS OF THE COMPANY

     SECTION 4.1 Ordinary Course of Business. During the period from the date of this Agreement to the Effective Date, except as specifically contemplated by this Agreement or as otherwise consented to in writing by Parent, the Company will, and will cause each Member of the Company Group to:

     (a) carry on its business in the usual and ordinary course in substantially the same manner as heretofore conducted, use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and employees, preserve its relationships with clients, suppliers, customers and others having business dealings with it, maintain all assets (other than those disposed of in the ordinary course of business) in good repair and condition, maintain its books of account and records in the usual, regular and ordinary manner and preserve its good will and ongoing business;

     (b) promptly advise Parent in writing of the occurrence of any event that would be reasonably likely to have a Material Adverse Effect on the Company Group, taken as a whole;

     (c) except as previously disclosed to and consented to by Parent, not amend its Articles of Incorporation or Bylaws or other constituent documents;

     (d) not acquire by merging or consolidating with, or purchase substantially all of the assets of, or otherwise acquire any business of any corporation, partnership, association or other business organization or division thereof;

     (e) not split, combine or reclassify its outstanding capital stock or declare, set aside, make or pay any dividend or other distribution in respect of its capital stock (in cash or otherwise) or purchase or redeem, directly or indirectly, any shares of its capital stock, except for dividends payable on the Company Series A Preferred and the Company Series B Preferred in accordance with the terms thereof;

     (f) not issue or sell any shares of its capital stock of any class or any options, (other than reissued Options, as set forth on Schedule 2.3) warrants, conversion or other rights to purchase any such shares or any securities convertible into or exchangeable for any such shares, or modify or alter the terms of any of the above, except for the issuance of shares of Company Common Stock upon the exercise of options and warrants outstanding on the date hereof;

     (g) except in connection with the transactions permitted below, (i) not incur any indebtedness for borrowed money, vary the terms of any existing debt securities, or issue or sell any debt securities; (ii) not acquire (by lease, purchase or otherwise) or dispose of any assets having a value in excess of $250,000; (iii) not enter into any new project involving in excess of $50,000;
(iv) not enter into any other material transaction or commitment; (v) not enter into any (A) gathering or processing agreements having a term greater than one year, other than the gas purchase agreement currently being negotiated with KCS Mountain Resources, Inc. previously disclosed to Parent; (B) single gas marketing agreement having a term greater than one month and involving the purchase or sale of more than 10,000 MMBTU per day; (C) fixed-price single gas marketing agreement having a term greater than one month and involving the purchase or sale of more than 36,500 MMBTU per year; (D) firm gas transportation or firm storage agreements having a term greater than one month; or (E) speculative agreement including derivative financial products, and (vi) not make any capital expenditures other than capital expenditures in connection with projects that are set forth on Schedule 4.1(g);

     (h) not mortgage, pledge or subject to any lien, lease, security interest or other charge or encumbrance any of its properties or assets, tangible or intangible in excess of $250,000;

     (i) not discharge or satisfy any lien or encumbrance or pay or satisfy any material obligation or liability (fixed or contingent) or compromise, settle or otherwise adjust any material claim on litigation in excess of $100,000, except for (i) payments of interest due on the Subordinated Notes of the Company issued on May 12, 1993, having an aggregate principal outstanding balance of $1,500,000 (the "Subordinated Notes"), (ii) interest and principal due on the Norwest Loan Agreement and related revolving line of credit, and (iii) properly declared dividends accrued but otherwise unpaid that are payable to the holders of the Company Series A Preferred and Company Series B Preferred;

     (j) not grant to any director, officer, employee or consultant any bonus or any increase in compensation in any form (other than pursuant to existing employment agreements previously disclosed to Parent and Acquisition Sub), or any severance or termination pay, or enter into or vary the terms of any employment agreement, collective bargaining agreement or arrangement with any such person other than those payments identified on Schedule 4.1(j) or as contemplated by Sections 5.12(a) and 6.2(l) hereof;

     (k) not adopt, amend or terminate, any Employee Benefit Plan or other employee benefit program except as required by applicable law;

     (l) not make or institute any change in its method of transacting business or its accounting procedures or practices or its financial structure unless mandated by generally accepted accounting principles;

     (m) not perform any act, nor attempt to do any act, nor permit any act or omission to act, that will cause a breach of any Company Contract or a breach of any other contract which would result in a Material Adverse Effect on the Company Group, taken as a whole; and

     (n) not agree to take any of the actions set forth in the foregoing subparagraphs (c) through (m).

     SECTION 4.2 Acquisition Proposals. During the period from the date of this Agreement to the Closing (as defined in Section 7.1) (unless this Agreement is terminated prior to the Closing), no Member of the Company Group shall solicit, encourage, accept or participate in any respect in any inquiries or proposals with respect to, furnish any information relating to, participate in any negotiations or discussions concerning, or enter into or consummate any agreement providing for any sale, lease or other disposition of all or substantially all of the assets of, or the issuance of any equity securities of any Member of the Company Group, or any merger or business combination involving any Member of the Company Group, other than the Merger and the Company shall ensure that no director does, and shall use its best efforts to cause any shareholder, officer, or affiliate of it and any of its Subsidiaries not to do, any of the above. The Company will promptly notify Parent if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with, any Member of the Company Group.

     SECTION 4.3 Shareholder Approval. The Company (a) shall promptly call a meeting of its shareholders to be held as soon as reasonably practicable for the purpose of considering and voting upon the Merger and related matters (the "Special Meeting"), (b) subject to the Board of Directors' fiduciary duty, shall, through its Board of Directors, recommend in the Company Proxy Statement and at the Special Meeting that its shareholders approve the Merger, and (c) subject to the Board of Directors' fiduciary duty, shall use its reasonable efforts to solicit the requisite vote of approval at the Special Meeting in accordance with the applicable laws of the State of Colorado and the Exchange Act. In connection with the Special Meeting, each of the Company, Parent and Acquisition Sub shall cooperate in preparing and filing with the SEC, the Registration Statement and Company Proxy Statement relating to the Merger and each shall use its best efforts to respond to the comments of the SEC and to cause the Company Proxy Statement to be mailed to the shareholders of the Company as soon as reasonably practicable. If, at any time prior the Special Meeting, any event should occur relating to the Company or Parent and its Subsidiaries or their respective officers and directors that should be described in an amendment or supplement to the Company Proxy Statement or the Registration Statement, the parties shall promptly inform each other and shall cooperate in promptly preparing, filing and clearing with the SEC and mailing to the Company's shareholders such amendment or supplement. The costs associated with the legal or finance services necessary to prepare a description of the business of the Company or any Member of the Company Group or the "Management Discussion and Analysis," relating to the Company in each case, to be included in the Registration Statement shall be paid or incurred by the Company, and be included as a transaction expense pursuant to Schedule 1.9.

     SECTION 4.4 Affiliate Agreements. At the time the Company Proxy Statement is mailed to the Company's shareholders, the Company shall deliver to Parent a letter identifying all persons who are, at the time the Merger is submitted for the approval of the shareholders of the Company, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall cause each person who is so identified as an "affiliate" to deliver to Parent on or prior to the Effective Date a written agreement related to compliance with Rule 145 in form and substance reasonably satisfactory to Parent.

     SECTION 4.5 Related-Party Transactions. From and after the date hereof until the Effective Date, no Member of the Company Group shall enter into any transaction of any sort whatsoever with any party related to the Company or any Member of the Company Group, except for (i) those matters identified on Schedule
2.15 or (ii) where the terms of such transaction are agreed to in an arms-length negotiation.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     SECTION 5.1  Access and Information.

     (a) During the period from the date of this Agreement to the Effective Date, the Company shall furnish to Parent and Acquisition Sub, and to their accountants, counsel and other representatives, full access during normal business hours to its business, personnel and financial information and to its properties, books, contracts, commitments and records (including but not limited to Tax returns) in order for Parent to conduct its due diligence investigation of the Company Group.

     (b) The parties shall treat confidentially all documents and information received by them pursuant to this Agreement, shall use such documents and information only in connection with the transactions provided for in this Agreement, and without the prior consent of the disclosing party or except as may be required by applicable law, shall not disclose any of such documents or information to any third party (other than those of its directors, officers, employees, counsel, accountants or representatives who require such material in connection with the transactions provided for by this Agreement and who shall be directed to treat such material confidentially). In the event this Agreement is terminated, each party shall, upon the request of the other party, deliver to the requesting party all documents or other information received by them hereunder, without retaining any copy thereof, and shall hold subject to the terms of this Section 5.1 or destroy all other materials containing or reflecting any such documents or information. The agreements contained in this
Section 5.1(b) do not apply to information that (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or their affiliates or representatives, (ii) was available to the receiving party on a non-confidential basis prior to its receipt, or (iii) becomes available to the receiving party on a non-confidential basis from a source not bound by any duty of confidentiality to the disclosing party.

     SECTION 5.2 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including fees and disbursements of financial advisors, accountants and attorneys) shall be paid by Parent if such costs or expenses are incurred by Parent or any of its Subsidiaries and by the Company if such costs or expenses are incurred by any Member of the Company Group, provided that, subject to Section 4.3 above, expenses incurred in connection with the printing of the Registration Statement shall be borne solely by Parent.

     SECTION 5.3 Further Action. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement. Parent and the Company will, and will cause each of their respective Subsidiaries to, use their reasonable efforts to obtain consents of all third parties and

Authorities necessary or advisable to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers or directors of Parent or the Surviving Corporation, as the case may be, shall take all such necessary action.

     SECTION 5.4 Filings. Parent and the Company shall, as soon as practicable, file the Notification and Report Form under the Hart-Scott-Rodino Act with the Federal Trade Commission and the Antitrust Division of the Department of Justice with respect to this Agreement, and shall use their best efforts to respond as promptly as practicable to all inquiries received from the Federal Trade Commission or the Antitrust Division for additional information or documentation. Parent and the Company will promptly take all such action as may be necessary under other applicable federal, state, and other laws (including, without limitation, making any filings with the Public Utility Commission of the State of Colorado and the Public Services Commission of the State of Wyoming) to and will file and, if appropriate, use their best efforts to have declared effective or approved, all documents and notifications with all Authorities that they deem necessary or appropriate for the consummation of the transactions contemplated hereby, and each party shall give the other information reasonably requested by such other party pertaining to it and its Subsidiaries and affiliates reasonably necessary to enable such other party to take such actions and Parent and the Company shall file in a timely manner all reports and documents required to be so filed by or under applicable federal, state and other laws.

     SECTION 5.5 Registration Statement; etc. Parent, with the assistance of the Company, shall prepare and file with the SEC, as soon as is reasonably practicable, the Registration Statement, and the Company and Parent shall each use all reasonable efforts to have the Registration Statement declared effective. Parent and the Company shall each use all reasonable efforts to comply with the requirements of any applicable state "Blue Sky" or securities laws in connection with the issuance of the shares of Parent Common Stock pursuant to the Merger.

     SECTION 5.6 Certain Notifications. At all times prior to the Effective Date, each party shall promptly notify the other in writing of the occurrence of any event that will or may result in the failure to satisfy any of the conditions contained in Article VI hereof.

     SECTION 5.7 Subsequent Financial Statements. Prior to the Effective Date, Parent will timely file with the SEC each Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report on Form 8-K required to be filed by Parent under the Exchange Act and the rules and regulations promulgated thereunder and will promptly deliver to the Company copies of each such report filed with the SEC. As of their respective dates, to Parent's knowledge, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Parent included in such reports shall be prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) and shall fairly present the financial position of Parent and its consolidated Subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject to the absence of detailed footnotes and other exceptions customary for unaudited financial statements.

     SECTION 5.8 Indemnification. Parent agrees that all rights to indemnification now existing in favor of the employees, agents, directors or officers of the Company and the Company's Subsidiaries as provided in their respective Articles of Incorporation or Bylaws or otherwise in effect on the date hereof shall survive the Merger and shall continue in full force and effect for a period of two years from the Effective Date. In addition, Parent agrees to indemnify and hold harmless the employees, agents, directors and officers of the Company and the Company's Subsidiaries for actions taken by such individuals on behalf of the Company or the Company's Subsidiaries, as the case may be, on or prior to the Effective Date, such indemnification to be for a period of two years from the Effective Date. Parent shall cause the Surviving Corporation to maintain for a period of not less than two years from the Effective Date policies of directors' and officers' liability insurance providing the same coverage, or other coverage no less favorable, as the policies currently maintained by Parent for the benefit of the officers and directors of Parent.

     SECTION 5.9 Financing Matters. At the Closing, Parent agrees to cause the Surviving Corporation to repay in full any and all indebtedness of the Company under the Norwest Loan Agreement and the related revolving letter of credit so long as no penalties or additional charges are required to be paid as a result of such repayment.

     SECTION 5.10 Tax Treatment. Parent shall be permitted, at any time on or after the Effective Date, to transfer all of the stock of the Surviving Corporation to a direct Subsidiary of Parent. The parties hereto acknowledge and agree that any subsequent transfer or contribution of the stock of the Surviving Corporation by Parent, or by a direct or indirect Subsidiary of Parent, to an indirect Subsidiary of Parent after the Effective Date shall not be made on the Effective Date or within the two year period immediately following the Effective Date unless: (a) Parent has obtained from the Internal Revenue Service a private letter ruling that such transfer or transfers do not disqualify the Merger from qualifying for federal income tax treatment under Section 368(a)(1)(A) and
Section 368(a)(2)(E) of the Code; or (b) Parent has obtained from a major national law firm an opinion that such transfer or transfers do not disqualify the Merger from qualifying for federal income tax treatment under Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code.

     SECTION 5.11  Company Employees; Employment Benefits.

     (a) At any time and from time to time during the period from the date hereof until the Effective Date, the Company shall permit representatives of Parent to interview current employees of the Company and the Company shall use its reasonable efforts to assist Parent in the retention of employees identified by Parent.

     (b) Parent shall cause the Surviving Corporation (i) to continue to maintain the Company's employee compensation levels, benefit plans, programs, policies and arrangements currently in effect or (ii) to provide alternative employee compensation levels, benefit plans, programs, policies and arrangements to the employees retained by the Surviving Corporation that provide compensation and benefits that are in the aggregate at least substantially equivalent to the benefits currently in effect.

     SECTION 5.12  Severance Payments; Other Payments.

     (a) The Company shall be responsible for any severance payments to be made to employees of any Member of the Company Group who are identified to the Company by Parent in writing prior to September 15, 1997 as employees that Parent does not wish to retain as employees of the Surviving Corporation. Parent shall be responsible for any severance payments to be made to any other employees of any Member of the Company Group that are not offered employment with the Surviving Corporation or Parent or otherwise terminated or released after the Effective Date.

     (b) Parent shall be responsible for any payments to be made to incentivise or otherwise encourage employees of any Member of the Company Group to remain with the Surviving Corporation or Parent. The Company shall assist Parent in connection with the negotiation of any such payments.

     SECTION 5.13 Interim Period Agent. Parent and Acquisition Sub hereby appoint Mr. Don A. Opersteny as their "Interim Period Agent," and the Company Group shall contact Mr. Opersteny with respect to all notices, requests for authorization or waivers, or any other permitted or required communications or notices hereunder from the execution hereof until the Effective Date, unless written notice of a different Interim Period Agent is sent by Parent to the Company.

     SECTION 5.14 Completion of Schedules. The Company may modify Schedules 2.2(b), 2.9, 2.11 and 2.13 attached to this Agreement within the five business day period following the date of this Agreement so long as any such modifications do not reflect a Material Adverse Effect on the Company Group, taken as a whole; provided that the parties acknowledge that Schedule 2.11 will be modified to include all Company Contracts.

                                  ARTICLE VI.

                                   CONDITIONS

     SECTION 6.1 Conditions to the Obligations of Parent and Acquisition Sub. The obligations of Parent and Acquisition Sub to effect the Merger and to otherwise effect the transactions contemplated hereby shall be subject to the fulfillment, on the Closing Date, of the following conditions (except such of the following conditions as shall have been expressly waived in writing by Parent):

     (a) Representations and Warranties True. The representations and warranties of the Company contained in this Agreement shall be in all material respects true and accurate as of the date when made and, except for changes expressly contemplated by this Agreement, at and as of the Closing Date as if made on the Closing Date.

     (b) Performance of Covenants. The Company shall have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by it hereunder prior to or on the Closing Date.

     (c) No Governmental or Other Proceeding or Litigation. No statute, rule, regulation or order of any court or Authority shall be in effect that restrains or prohibits the transactions contemplated hereby and no suit, action, proceeding or investigation (an "Action") by any Authority or other person shall be pending or threatened (i) that seeks to restrain the consummation, or challenges the validity or legality, of the transactions contemplated by this Agreement or (ii) that seeks a material amount of damages in connection with the transactions contemplated by this Agreement.

     (d) Approvals and Consents. The applicable waiting period under the Hart-Scott-Rodino Act relating to the Merger shall have expired and the approval of the shareholders of the Company referred to in Section 4.3 and all other material consents, approvals or orders of any Authority or any private persons, the granting of which is legally required for the consummation of the transactions contemplated hereby shall have been obtained except for the filing of the Articles of Merger with the Secretary of State.

     (e) Registration Statement; etc. The Registration Statement shall have become effective, and no stop order suspending such effectiveness and no proceedings for that purpose shall have been instituted or threatened. All "Blue Sky" permits or approvals required to permit the issuance of the shares of Parent Common Stock pursuant to the Merger shall have been received.

     (f) Affiliate Agreements. Parent shall have received from each of the persons identified as an "affiliate" in the letter delivered pursuant to Section
4.4 hereof a signed affiliate agreement.

     (g) Proceedings. All proceedings taken in connection with the transactions contemplated by this Agreement and all documents incident to such transactions shall be reasonably satisfactory to counsel to Parent and Acquisition Sub.

     (h) Legal Opinions. Parent shall have received the written opinion of Holland & Hart LLP, counsel to the Company, dated the Closing Date and addressed to Parent, in form and substance reasonably satisfactory to Parent.

     (i) PUC/PSC Approval. Parent shall have received the approval of (i) the Public Utility Commission of the State of Colorado and (ii) the Public Service Commission of the State of Wyoming to (A) the issuance of the shares of Parent Common Stock contemplated by this Agreement and (B) the Merger.

     (j) Limited Dissenters' Rights. Not more than 10 percent of the Company Stock entitled to vote on the Merger shall be Dissenters' Shares.

     (k) Tax Returns. The Company shall have filed all state and federal tax returns through the fiscal year ended December 31, 1996 and shall have paid all taxes due and payable except for such taxes being contested by the Company in good faith and for which adequate reserves have been established.

     (l) Wyoming Environmental Issues. The Company shall have settled its dispute with the Wyoming Department of Environmental Quality, Air Quality Division, in respect of the Notice of Violation received by the Company on May 1, 1997.

     (m) Certificate. Parent shall have received from the Company a certificate, signed by the appropriate officers of the Company, as to compliance with the conditions set forth in Section 6.1(a) and (b) and as to the approval of the Merger by the shareholders of the Company.

     (n) Interim Financial Statements. Parent shall have received from the Company promptly after being completed in the ordinary course of business the unaudited balance sheets of the Company Group as of the end of each month following June 30, 1997 and the related statements of income, changes in shareholders' equity and cash flows (the "Subsequent Interim Financial Statements"). Except as otherwise noted therein, and subject to year-end audit adjustments, the Subsequent Interim Financial Statements shall have been prepared in conformity with generally accepted accounting principles, consistently applied, and shall present fairly in all material respects the financial position and the results of operations of the Company Group as of the end of each month and for the period covered thereby (subject to year-end adjustments, the absence of detailed footnotes and other exceptions customary for interim financial statements).

     (o) Escrow Agreement. The Escrow Agreement shall have been fully executed.

     (p) Employment/Consulting Agreements. The Surviving Corporation shall have entered into the Employment/Consulting Agreements with Messrs. McDonald and Rode, on terms and conditions reasonably acceptable to Parent, and the maturity of the shareholders notes owed by Messrs. McDonald and Rode to the Company shall have been extended to May 1, 2001 on terms and conditions reasonably acceptable to Parent and to each of them.

     SECTION 6.2 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger and to otherwise effect the transactions contemplated hereby shall be subject to the fulfillment, on the Closing Date, of the following conditions (except such of the following conditions as shall have been expressly waived in writing by the Company):

     (a) Representations and Warranties True. The representations and warranties of Parent and Acquisition Sub contained in this Agreement shall be in all material respects true and accurate as of the date when made and, except for changes expressly contemplated by this Agreement, at and as of the Closing Date as if made on the Closing Date.

     (b) Performance of Covenants. Parent and Acquisition Sub shall have performed and complied in all material respects with the covenants and agreements required by this Agreement to be performed or complied with by them hereunder prior to or on the Closing Date.

     (c) No Governmental or Other Proceeding in Litigation. No statute, rule, regulation or order of any court or Authority shall be in effect that restrains or prohibits the transactions contemplated hereby and no Action by any Authority or other person shall be pending or threatened that (i) seeks to restrain the consummation, or challenges the validity or legality, of the transactions contemplated by this Agreement or (ii) that seeks a material amount of damages in connection with the transactions contemplated by this Agreement.

     (d) Approvals and Consents. The applicable waiting period under the Hart-Scott-Rodino Act relating to the Merger shall have expired and the approval of the shareholders of the Company referred to in Section 4.3 and all other material consents, approvals or orders of any Authority including the approval of the Public Utility Commission of the State of Colorado and the Public Services Commission of the State of Wyoming or any private person, the granting of which is legally required for the consummation of the transactions contemplated hereby shall have been obtained except for the filing of the Articles of Merger with the Secretary of State.

     (e) Registration Statement; etc. The Registration Statement shall have become effective, and no stop order suspending such effectiveness and no proceedings for that purpose shall have been instituted or threatened. All "Blue Sky" permits or approvals required to permit the issuance of the shares of Parent Common Stock pursuant to the Merger shall have been received.

     (f) Stock Exchange Listing. The shares of Parent Common Stock to be issued to the shareholders of the Company pursuant to the Merger shall be authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

     (g) Proceedings. All proceedings taken in connection with the transactions contemplated by this Agreement and all documents incident to such transactions shall be reasonably satisfactory to counsel to the Company.

     (h) Legal Opinion. The Company shall have received the written opinion of Counsel to Parent reasonably acceptable to the Company, dated the Closing Date and addressed to the Company, in form and substance reasonably satisfactory to the Company.

     (i) Funding for Subordinated Notes. Parent shall have funded the Acquisition Sub with sufficient cash to pay, in full, all principal, interest and other amounts owing in respect of the Subordinated Notes, which Subordinated Notes shall be repaid in full on the Effective Date.

     (j) Funding for Warrant Cash Payment. Parent shall have funded the Acquisition Sub with sufficient cash to pay, in full, the aggregate amount of the Warrant Cash Payment, which payment shall be made to the holders of the Dillon Read Warrants on the Effective Date.

     (k) Funding for Option Cash Payment. Parent shall have funded the Acquisition Sub with sufficient cash to pay, in full, the aggregate amount of the Option Cash Payment, which payment shall be made to the holders of Options under the Option Plans on the Effective Date.

     (l) Funding for Company Transaction Expenses. Parent shall have funded the Acquisition Sub with cash in the amount of up to $1.235 million ($1,235,000) for expenses of the Company incurred in connection with the Merger that are due and payable at the Closing. For purposes of this Agreement, such transaction expenses shall include costs relating to investment banker's fees, attorneys' fees, change in control payments to certain employees and incentive retention bonuses to certain employees.

     (m) Employment/Consulting Agreements. The Surviving Corporation shall have entered into the Employment/Consulting Agreements with Messrs. McDonald and Rode, on terms and conditions reasonably acceptable to them, and the maturity of the shareholders notes owed by Messrs. McDonald and Rode to the Company shall have been extended to May 1, 2001 on terms and conditions reasonably acceptable to each of them and to Parent.

     (n) Certificate. The Company shall have received from Parent a certificate, signed by the appropriate officers of Parent, as to compliance with the conditions set forth in Sections 6.2(a) and (b).

     (o) Funds. Parent shall have delivered all necessary funds to the Exchange Agent to pay (i) the cash consideration in respect of fractional shares in accordance with 1.5(h) pursuant to the Merger, (ii) the Series B Cash Payment, as provided in Section 1.5(a) and (iii) any and all properly declared, accrued but unpaid dividends on the Company Series A Preferred, and shall have delivered to the Exchange Agent the shares of Parent Common Stock to be issued to the Company shareholders pursuant to Section 1.5.

     (p) Escrow Account. The Escrow Agreement shall have been fully executed and Parent shall have deposited $500,000 into the Escrow Account.

                                  ARTICLE VII.

                   CLOSING, TERMINATION, AMENDMENT AND WAIVER

     SECTION 7.1 Closing. Unless this Agreement shall have been terminated and the Merger abandoned, the closing of the transactions provided for in this Agreement (the "Closing") shall take place at the offices of Holland & Hart LLP, 555 Seventeenth Street, Denver, Colorado 80202 (or at such other place as the parties may agree) as soon as practicable after the first date on which each of the conditions set forth in Article VI of this Agreement shall have been fulfilled or waived in accordance herewith. The date on which the Closing occurs is hereinafter referred to as the "Closing Date." At the Closing, the parties shall exchange the documents referred to in Article VI and, immediately thereafter, the Articles of Merger shall be filed with the Secretary of State.

     SECTION 7.2 Termination. This Agreement may be terminated, whether before or after approval by the shareholders of the Company:

     (a) at any time by mutual consent of the Board of Directors of Parent and the Board of Directors of the Company;

     (b) at any time by either Parent or the Company by giving notice to the other if the Closing shall not have occurred on or before December 31, 1997 (other than as a result of a breach of this Agreement by the party seeking termination); or

     (c) by Parent giving notice to the Company by midnight on September 24, 1997 (the "Due Diligence Period") if Parent reasonably determines in good faith as a result of its due diligence investigation of the Company Group that the liabilities of the Company Group or actions taken or required to be taken to remedy problems exceed $500,000 for any single matter or $1,000,000 in the aggregate with respect to:

          i. the properties of the Company Group not being as represented in
     Section 2.12(a) or (b) (irrespective of the Company's knowledge with respect to such matters) or if Parent is unable to operate the Company in the manner it is being operated on the date hereof without Parent being required to incur any additional costs because of the condition of the properties or the title thereto;

          ii. environmental matters not being as represented in Section 2.20 (irrespective of the Company's knowledge with respect thereto, and without giving effect to any other qualifications as to substantial compliance, the intentionality or willfulness of violations of environmental law, the materiality of any environmental laws or of any requirements thereunder or of any Material Adverse Effect from any such violations);

          iii. the termination (but not expiration) or breach by any party to any Company Contract, or the non-performance by any party thereto;

          iv. the tangible assets that are necessary for the conduct of the Company's business not being in good, safe, working condition or repair or such assets not being usable for their intended purposes in the ordinary course of business conducted by the Company as of the date hereof (irrespective of the Company's knowledge with respect thereto); or

          v. the Company's exposure arising out of any disclosed or undisclosed legal matters or matters pertaining to litigation (irrespective of the Company's knowledge with respect thereto);

provided that if Parent provides notice to the Company pursuant to this Section 7.2(c) the parties shall promptly meet in good faith to discuss (i) the results of Parent's due diligence investigation and any agreed upon adjustments to the consideration to be paid by Parent pursuant to this Agreement or (ii) any remedial action that the Company proposes to take. If the parties cannot agree on an adjustment, if any, to the consideration to be paid by Parent pursuant to this Agreement within 10 days of such initial meeting, the Company or Parent may terminate this Agreement. Notwithstanding the foregoing, if Parent notifies the Company within 7 days before the end of the Due Diligence Period that it has been using its best efforts to complete its due diligence with respect to title or environmental parts of its due diligence investigation but that it needs additional time to complete such investigations with respect to title or environmental parts (including conducting a Phase II environmental study), the Company shall extend the Due Diligence Period for such matters for a reasonable period of time as is necessary and sufficient for Parent to complete its review of such identified diligence matters.

     SECTION 7.3 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company, as provided above, this Agreement shall forthwith become void and there shall be no liability on the part of Parent, Acquisition Sub or the Company or their respective officers or directors, except as set forth in Sections 5.1(b), 5.2, 7.2 and 7.3, which provisions shall survive the Closing indefinitely.

     SECTION 7.4 Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto authorized by their respective Boards of Directors at any time before or after approval hereof by the shareholders of the Company; provided, however, that following the approval by the shareholders of the Company, this Agreement shall not be amended to change the consideration to be received by holders of Company Stock in the Merger without the further approval of such shareholders.

     SECTION 7.5 Waiver. Any term or provision of this Agreement (other than the requirement for approval by the shareholders of the Company) may be waived in writing at any time (before or after approval hereof by the shareholders of the Company) by the party which is, or whose shareholders are, entitled to the benefits thereof. Notwithstanding the foregoing, if the Company desires a waiver of any of the provisions of Section 4.1, it shall submit a request to Parent. If Parent does not respond within 10 days from the date the request was submitted, the relevant provision shall be deemed to have been waived by Parent.

                                 ARTICLE VIII.

                               GENERAL PROVISIONS

     SECTION 8.1 Non-Survival of Representations and Warranties. The respective representations and warranties of Parent, Acquisition Sub and the Company contained herein or in any certificates, schedules or other documents delivered pursuant to this Agreement shall not be deemed waived or otherwise affected by any investigation made by any party hereto. Each and every such representation and warranty shall expire with, and shall not survive, the Merger. This Section
8.1 shall have no effect upon any other obligation of the parties hereto and, in particular, the covenants and agreements of the parties set forth in Article I and Sections 5.1(b), 5.2, 5.8, 5.10 and 5.12 shall survive the Closing indefinitely.

     SECTION 8.2 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered on the business day when delivered personally or sent by facsimile or by reputable overnight courier (or the next succeeding business day if the day of actual delivery is not a business day) addressed as follows (or at such other address as shall be specified by any party hereto by giving notice in accordance with this Section 8.2):

     (a) if to Parent or Acquisition Sub, to:

        KN Energy, Inc.
        370 Van Gordon Street
        Lakewood, CO 80228
        Attn: General Counsel
        Fax: 303-763-3115

        with a copy to:

        KN Energy, Inc.
        370 Van Gordon Street
        Lakewood, CO 80228
        Attn: Northern Plains General Manager
        Fax: 303-763-3114

     (b) if to the Company, to:

        Interenergy Corporation
        1700 Broadway
        Suite 1150
        Denver, CO 80290
        Attention: Patrick R. McDonald
        Fax: 303-860-9128
        with a copy to:

        Holland & Hart LLP
        555 Seventeenth Street, Suite 3200
        Denver, CO 80202
        Attention: Michael S. Quinn
        Fax: 303-295-8261

     SECTION 8.3 Publicity. From the date hereof through and including the Effective Date, neither Parent nor the Company shall issue, or cause or permit the publication by any of its Subsidiaries, affiliates or representatives, of any press release or other announcement with respect to this Agreement except as is required or deemed to have been made in connection with or as a result of any filing with the SEC, or with the consent of the other party (which consent shall not be unreasonably withheld) or, upon prior notice to the other party, as required by applicable law.

     SECTION 8.4 Construction and Representation by Counsel. The parties hereto represent that in the negotiation and drafting of this Agreement they have been represented by and relied upon the advice of counsel of their choice. The parties affirm that their counsel have had a substantial role in the drafting and negotiation of this Agreement and, therefore, the rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any exhibit or schedule attached hereto.

     SECTION 8.5  General.

     (a) This Agreement (including the exhibits, schedules, documents and instruments referred to herein) constitutes the entire agreement, and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

     (b) This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder and shall not be assigned by any party by operation of law or otherwise, except that Parent or Acquisition Sub may assign all of its rights and obligations hereunder to any wholly-owned Subsidiary of Parent (but any such assignment shall not relieve Parent or Acquisition Sub, as the case may be, from its obligations hereunder in the event its assignee fails to perform such obligations).

     (c) THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF COLORADO APPLICABLE TO CONTRACTS MADE AND TO BE WHOLLY PERFORMED IN COLORADO.

     (d) This Agreement may be executed in two or more counterparts which together shall constitute a single agreement. This Agreement may be executed and delivered by facsimile.

     (e) The table of contents, section headings, exhibit captions and other headings in this Agreement are inserted solely as a matter of convenience and for reference, and are not part of this Agreement.

     SECTION 8.6 Definitions. The following terms shall have the respective meanings specified in the indicated Sections of the Agreement:

Action                                                          6.1(c)
Acquisition Sub                                                 Introductory paragraph
Agreement                                                       Introductory paragraph
Audited Balance Sheet                                           1.9
Authority                                                       2.2(b)
Average Market Price                                            1.4(a)(2)
Benefit Arrangements                                            2.9
CBCA                                                            1.2
Certificates                                                    1.5(b)(i)
Closing                                                         7.1
Closing Common Amount                                           1.4(a)(2)

Closing Date                                                    7.1
COBRA                                                           2.10(c)
Code                                                            2.10(a)
Company                                                         Introductory paragraph
Company Common Stock                                            1.4(a)
Company Contracts                                               2.11(b)
Company Financial Statements                                    2.4(a)
Company Group                                                   2.1
Company Proxy Statement                                         3.4(c)
Company Series A Preferred                                      1.4(a)
Company Series B Preferred                                      1.4(a)
Company Stock                                                   1.4(a)
Dillon Read Warrants                                            1.7
Dissenters' Shares                                              1.4(a)
Due Diligence Period                                            7.2(c)
Effective Date                                                  1.1
Employee Benefit Plan                                           2.10(a)
Environmental Laws                                              2.20
Escrow Account                                                  1.5(c)
Escrow Adjustment                                               1.4(a)(2)
Escrow Agent                                                    1.5(c)
Escrow Agreement                                                1.5(c)
Escrow Amount                                                   1.5(c)
ERISA                                                           2.10(a)
Exchange Act                                                    2.2(b)
Exchange Agent                                                  1.5(b)
Exchange Amount                                                 1.4(a)(2)
Exchange Amount Value                                           1.6
Hart-Scott-Rodino Act                                           2.2(b)
Intellectual Properties                                         2.16(b)
Interim Financial Statements                                    2.4(b)
Interim Period Agent                                            5.13
Material Adverse Effect                                         2.1
Member of the Company Group                                     2.1
Merger                                                          Recitals
Norwest Loan Agreement                                          2.12(a)
Option                                                          1.6
Option Cash Payment                                             1.6
Option Plans                                                    1.6
Parent                                                          Introductory paragraph
Parent Common Stock                                             1.4(a)(2)
Parent SEC Documents                                            3.7
Registration Statement                                          2.5(b)
SEC                                                             2.5(b)
Secretary of State                                              1.1
Series B Cash Payment                                           1.4(a)(4)
Series B Certificates                                           1.5(b)(ii)
Securities Act                                                  2.2(b)
Special Meeting                                                 4.3
Specified Liabilities                                           1.9
Subordinated Notes                                              4.1(i)
Subsequent Interim Financial Statements                         6.1(n)

Subsidiary                                                      1.4(b)
Surviving Corporation                                           1.1
Tax, Taxes                                                      2.8
Warrant Cash Payment                                            1.7

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                            K N ENERGY, INC.

                                            By:     /s/ H. RICKEY WELLS
                                              ----------------------------------
                                              Name: H. Rickey Wells
                                              Title: Vice President -- Business
                                                Operations

                                            KN ACQUISITION COMPANY

                                            By:     /s/ H. RICKEY WELLS
                                              ----------------------------------
                                              Name: H. Rickey Wells
                                              Title: Vice President

                                            INTERENERGY CORPORATION

                                            By:   /s/ PATRICK R. MCDONALD
                                              ----------------------------------
                                              Name: Patrick R. McDonald
                                              Title: President

                                                                  CONFORMED COPY

                FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     FIRST AMENDMENT dated November 5, 1997 (this "First Amendment") to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 25, 1997, by and among KN Energy, Inc., a Kansas corporation ("Parent"), KN Acquisition Company, a Colorado corporation ("Acquisition Sub") and Interenergy Corporation, a Colorado corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms by the Merger Agreement.

                                    RECITALS

     WHEREAS, Parent, Acquisition Sub and the Company have entered into the Merger Agreement;

     WHEREAS, Parent, Acquisition Sub and the Company desire to amend the Merger Agreement as provided herein; and

     WHEREAS, Parent and Acquisition Sub have completed their due diligence investigation of the Company Group and have agreed with the Company that, based on the results of such due diligence investigation, the consideration to be paid by Parent in the Merger shall be reduced by a total of $750,000 and Parent and Acquisition Sub shall waive and extinguish any further right to terminate the Merger Agreement and to require an adjustment to such consideration arising out of such due diligence investigation;

     NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein, the parties hereto do hereby agree as follows:

                                   AGREEMENTS

     1. Amendment of Section 1.4(a)(2). Section 1.4(a)(2) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

          "(2) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Date (the number of such shares, together with the Company Common Stock issuable on conversion of the Company Series A Preferred pursuant to Section 1.4(a)(3) below, shall be referred to herein as the "Closing Common Amount") (other than Dissenters' Shares) shall be converted into and represent the right to receive a number of shares (and the amount of cash for (i) fractional shares as determined pursuant to Section 1.5(h) and (ii) payment, if any, of the Escrow Amount (as defined in Section 1.5(c)) as determined pursuant to Section 1.9) of validly issued, fully paid and nonassessable common stock, $5.00 par value, of Parent ("Parent Common Stock"), determined as follows (such number of shares of Parent Common Stock shall be referred to herein as the "Exchange Amount"): (A) if the arithmetic average of the daily closing price per share of Parent Common Stock for the twenty trading days ending two days prior to the Effective Date as reported on the New York Stock Exchange (the "Average Market Price") is between thirty-eight dollars ($38.00) and forty-four dollars ($44.00), inclusive, the Exchange Amount shall equal (r) 0.17165, minus (s) the Escrow Adjustment (as defined below), minus (t) the Price Adjustment (as defined below); (B) if the Average Market Price is less than thirty-eight dollars ($38.00), the Exchange Amount shall equal
     (u) the quotient of six dollars and fifty-two cents ($6.52) divided by the Average Market Price, minus (v) the Escrow Adjustment, minus (w) the Price Adjustment; and (C) if the Average Market Price exceeds forty-four dollars ($44.00), the Exchange Amount shall equal (x) the quotient of seven dollars and fifty-five cents ($7.55) divided by the Average Market Price, minus (y) the Escrow Adjustment, minus (z) the Price Adjustment. For purposes of this Agreement, the "Escrow Adjustment" shall be (D) the quotient of $500,000 divided by the Average Market Price, divided by (E) the Closing Common Amount; and the "Price Adjustment" shall be (F) the quotient of $750,000 divided by the Average Market Price, divided by (G) the sum of (i) the Closing Common Amount, (ii) three times the number of Dillon Read Warrants (as defined in

     Section 1.7) outstanding immediately prior to the Effective Date, and (iii) the number of Options (as defined in Section 1.6) outstanding immediately prior to the Effective Date that are entitled to receive an Option Cash Payment (as defined in Section 1.6) in the Merger that is in excess of zero."

     2. Amendment to Section 1.7. Section 1.7 is hereby amended and restated in its entirety to read as follows:

          "Section 1.7 Dillon Read Warrants. Parent shall take all such action (including advancing the necessary funds) necessary such that at the Effective Date, each holder of Warrants to Purchase Series A Convertible Stock of the Company dated May 12, 1993, (the "Dillon Read Warrants") will receive for each such Dillon Read Warrant (whether or not such warrant is immediately exercisable) in settlement thereof a cash payment from the Surviving Corporation (the "Warrant Cash Payment") in an amount equal to three (3) times the positive difference, if any, between (i) the Exchange Amount Value and (ii) one-third of the per share exercise price of such Dillon Read Warrant, less applicable federal, state and local tax withholdings and, upon such payment, the holder thereof will deliver the Dillon Read Warrants held by such holder to the Surviving Corporation (or the Exchange Agent) for cancellation."

     3. Amendment to Section 7.2(b). Section 7.2(b) is hereby amended to add to the third line thereof, between the words "termination);" and "or" the following:

     "provided, that if the SEC has not approved the Registration Statement by December 1, 1997, such date shall automatically be extended from December 31, 1997 to January 31, 1998 without any action on the part of Parent, Acquisition Sub or the Company;"

     4. Due Diligence. Parent hereby acknowledges that it has completed its due diligence investigation of the Company Group as contemplated by the Merger Agreement, and that the agreement of the parties to adjust the consideration to be paid by Parent pursuant to the Merger Agreement which is contemplated by
Section 7.2(c) of the Merger Agreement is described in Section 1 hereof. Parent and Interenergy further acknowledge and agree that upon the execution of this First Amendment, neither party will have any further right to terminate the Merger Agreement under Section 7.2(c) thereof.

     5. Counterparts. This First Amendment may be executed in two or more counterparts, which together shall constitute a single agreement. This First Amendment may be executed and delivered by facsimile.

     6. Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF COLORADO APPLICABLE TO CONTRACTS MADE AND TO BE WHOLLY PERFORMED IN COLORADO.

     7. Headings. The headings contained herein are for convenience only and shall not control or affect the meaning or construction of any provision hereof.

     8. Effect of Amendment. Except as amended hereby, the terms and provisions of the Merger Agreement shall remain in full force and effect and are hereby in all respects ratified and confirmed by the parties hereto.

     IN WITNESS WHEREOF, the parties have caused this First Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                            K N ENERGY, INC.

                                            By:     /s/ JOHN N. DINARDO
                                              ----------------------------------
                                              Name: John N. Dinardo
                                              Title: Vice President

                                            K N ACQUISITION COMPANY

                                            By:     /s/ JOHN N. DINARDO
                                              ----------------------------------
                                              Name: John N. Dinardo
                                              Title: Vice President

                                            INTERENERGY CORPORATION

                                            By:   /s/ PATRICK R. MCDONALD
                                              ----------------------------------
                                              Patrick R. McDonald
                                              President

                                                                      APPENDIX B

                                  ARTICLE 113

                               DISSENTERS' RIGHTS

             PART 1. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

SEC. 7-113-101. DEFINITIONS

     For purposes of this article:

     (1) "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

     (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

     (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

     (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

     (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

     (7) "Shareholder" means either a record shareholder or a beneficial shareholder.

SEC. 7-113-102. RIGHT TO DISSENT

     (1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party if:

             (I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

             (II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

          (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

          (c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102(1); and

          (d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102(2).

     (1.3) A shareholder is not entitled to dissent and obtain payment, under subsection(1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the National market system of the National Association of Securities Dealers Automated Quotation System, or were held of record by more than two thousand shareholders, at the time of:

          (a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

          (b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

          (c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

     (1.8) The limitation set forth in subsection(1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action, anything except:

          (a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

          (b) Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than two thousand shareholders;

        (c) Cash in lieu of fractional shares; or

          (d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

     (2.5) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

     (3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

     (4) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

SEC. 7-113-103. DISSENT BY NOMINEES AND BENEFICIAL OWNERS

     (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

          (a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

     (3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

              PART 2. PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

SEC. 7-113-201. NOTICE OF DISSENTERS' RIGHTS

     (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(1).

     (2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(2).

SEC. 7-113-202. NOTICE OF INTENT TO DEMAND PAYMENT

     (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(1), a shareholder who wishes to assert dissenters' rights shall:

          (a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and

          (b) Not vote the shares in favor of the proposed corporate action.

     (2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(2), a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

     (3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

SEC. 7-113-203. DISSENTERS' NOTICE

     (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

     (2) The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

          (a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

          (b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

          (c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

          (e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

          (f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

          (g) Be accompanied by a copy of this article.

SEC. 7-113-204. PROCEDURE TO DEMAND PAYMENT

     (1) A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

          (a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

          (b) Deposit the shareholder's certificates for certificated shares.

     (2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

     (3) Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

     (4) A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

SEC. 7-113-205. UNCERTIFICATED SHARES

     (1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

     (2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

SEC. 7-113-206. PAYMENT

     (1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

     (2) The payment made pursuant to subsection (1) of this section shall be accompanied by:

          (a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

          (b) A statement of the corporation's estimate of the fair value of the shares;

          (c) An explanation of how the interest was calculated;

          (d) A statement of the dissenter's right to demand payment under section 7-113-209; and

          (e) A copy of this article.

SEC. 7-113-207. FAILURE TO TAKE ACTION

     (1) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (2) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

SEC. 7-113-208. SPECIAL PROVISIONS RELATING TO SHARES ACQUIRED AFTER
                ANNOUNCEMENT OF PROPOSED CORPORATE ACTION

     (1) The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

     (2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206(2).

SEC. 7-113-209. PROCEDURE IF DISSENTER IS DISSATISFIED WITH PAYMENT OR OFFER

     (1) A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

          (a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

          (b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

          (c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207(1).

     (2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

                      PART 3. JUDICIAL APPRAISAL OF SHARES

SEC. 7-113-301. COURT ACTION

     (1) If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

     (2) The corporation shall commence the proceeding described in subsection
(1) of this section in the district court of the county in this state where the corporation's principal office is located or, if the corporation has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office, it shall commence the proceeding in the county where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.

     (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

     (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

     (5) Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

SEC. 7-113-302. COURT COSTS AND COUNSEL FEES

     (1) The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

          (b) Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 17-6305 of the Kansas General Corporation Law provides that a Kansas corporation shall have power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit (including an action by or in the right of the corporation to procure a judgment in its favor) or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit by or in the right of the corporation, including attorneys fee, and against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including attorneys fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. Article Ninth of the Restated Articles of Incorporation of K N Energy, Inc. ("K N") requires K N to provide substantially the same indemnification of its directors and officers as that authorized by Kansas General Corporation Law.

     The Company has insurance policies which, among other things, include liability insurance coverage for directors and officers, with a $200,000 corporate reimbursement deductible clause, under which directors and officers are covered against "loss" arising from any claim or claims which may be made against a director of officer by reason of any "wrongful act" in their respective capacities as directors and officers. "Loss" is defined so as to exclude, among other things, fines or penalties, as well as matters deemed uninsurable under the law pursuant to which the policy is to be construed. "Wrongful act" is defined to include any actual or alleged breach of duty, neglect, error, misstatement, misleading statement or omission done or wrongfully attempted. The policy also contains other specific definitions and exclusions and provides an aggregate of more than $20,000,000 of insurance coverage.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:

    EXHIBIT NO.                               DESCRIPTION
    -----------                               -----------
        *2.1          -- Agreement and Plan of Merger dated as of August 25, 1997, by and among K N Energy, Inc., KN Acquisition Company and
                         Interenergy Corporation (included as Appendix A to the
                         Proxy Statement/Prospectus).
        *2.2          -- First Amendment to Agreement and Plan of Merger dated
                         November 5, 1997, by and among K N Energy, Inc., KN
                         Acquisition Company and Interenergy Corporation (included
                         as Appendix A to the Proxy Statement/Prospectus).
         3.1          -- Restated Articles of Incorporation of the Registrant.
                         Incorporated herein by reference to Exhibit 3(a) to the
                         Registrant's Annual Report on Form 10-K for the year
                         ended December 31, 1994.
         3.2          -- Bylaws of the Registrant, as amended. Incorporated herein by reference to Exhibit 3(b) to the Registrant's Annual
                         Report on Form 10-K for the year ended December 31, 1994.
         4.1          -- Rights Agreement dated as of August 21, 1995 between the
                         Registrant and the Bank of New York, as Rights Agent.
                         Incorporated herein by reference to Exhibit 1 to the
                         Company's Form 8-A Registration Statement dated August
                         21, 1995.

    EXHIBIT NO.                               DESCRIPTION
    -----------                               -----------
         4.2          -- Certificate of the Voting Powers, Designation,
                         Preferences and Relative, Participating, Optional or
                         Other Special Rights, and Qualifications, Limitations or
                         Restrictions Thereof, of the Class A $8.50 Cumulative
                         Preferred Stock, Without Par Value, of the Registrant.
                         Incorporated herein by reference to Exhibit 4.3 to
                         Registration Statement on Form S-3 (File No. 33-26314).
         4.3          -- Certificate of the Voting Powers, Designation,
                         Preferences and Relative, Participating, Optional and
                         Other Special Rights, and Qualifications, Limitations or
                         Restrictions Thereof, of the Class B $8.30 Series
                         Cumulative Preferred Stock, Without Par Value, of the
                         Registrant. Incorporated herein by reference to Exhibit
                         4.4 to Registration Statement on Form S-3 (File No.
                         33-26314).
        *5.1          -- Form of opinion of Martha B. Wyrsch, regarding the
                         legality of the securities.
        *8.1          -- Form of Tax Opinion of Holland & Hart LLP.
       *10.1          -- Form of Consulting Agreement between Interenergy and
                         James P. Rode.
       *10.2          -- Form of Consulting Agreement between Interenergy and
                         Patrick R. McDonald.
       *23.1          -- Form of consent of Martha B. Wyrsch (included in Exhibit
                         5.1 hereof).
       *23.2          -- Consent of Arthur Andersen LLP.
       *23.3          -- Consent of Arthur Andersen LLP.
       *23.4          -- Form of consent of Holland & Hart LLP (included in
                         Exhibit 8.1 hereof).
         *24          -- Powers of Attorney (included on the signature page to
                         this Registration Statement).
       *99.1          -- Form of Proxy for Interenergy Special Meeting

---------------

* Filed herewith.

(b) Financial Statement Schedules:

     None required.

ITEM 22. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, bylaw, contract, arrangement, statute, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lakewood, State of Colorado, on the 31st day of October, 1997.

                                            K N ENERGY, INC.

                                            By:      /s/ LARRY D. HALL
                                              ----------------------------------
                                                        Larry D. Hall
                                               Chairman of the Board, President
                                                              and
                                                   Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 31, 1997.

                      SIGNATURE                                             TITLE
                      ---------                                             -----
          (i) Principal executive officer:

                     /s/  LARRY D. HALL                 Chairman of the Board, President and Chief
-----------------------------------------------------   Executive Officer
                    Larry D. Hall

  (ii) Principal financial and accounting officer:

                  /s/  CLYDE E. McKENZIE*               Vice President and Chief Financial Officer
-----------------------------------------------------
                  Clyde E. McKenzie

                  (iii) Directors:

                /s/  EDWARD H. AUSTIN, JR.*             Director
-----------------------------------------------------
                Edward H. Austin, Jr.

                  /s/  CHARLES W. BATTEY*               Director
-----------------------------------------------------
                  Charles W. Battey

                   /s/  STEWART A. BLISS*               Director
-----------------------------------------------------
                  Steward A. Bliss

                 /s/  DAVID W. BURKHOLDER*              Director
-----------------------------------------------------
                 David W. Burkholder

                 /s/  DAVID M. CARMICHAEL*              Director
-----------------------------------------------------
                 David M. Carmichael

                  /s/  ROBERT H. CHITWOOD*              Director
-----------------------------------------------------
                 Robert H. Chitwood

                      SIGNATURE                                             TITLE
                      ---------                                             -----
                  /s/  HOWARD P. COGHLAN*               Director
-----------------------------------------------------
                  Howard P. Coghlan

                   /s/  JORDAN L. HAINES*               Director
-----------------------------------------------------
                  Jordan L. Haines

                    /s/  LARRY D. HALL*                 Chairman of the Board
-----------------------------------------------------
                    Larry D. Hall

                   /s/  WILLIAM J. HYBL*                Director
-----------------------------------------------------
                   William J. Hybl

                 /s/  EDWARD RANDALL, III*              Director
-----------------------------------------------------
                 Edward Randall, III

                  /s/  R. GORDON SHEARER*               Director
-----------------------------------------------------
                  R. Gordon Shearer

                   /s/  JAMES C. TAYLOR*                Director
-----------------------------------------------------
                   James C. Taylor

                    /s/  H.S. TRUE, III*                Director
-----------------------------------------------------
                   H.S. True, III

              *By:  /s/  LARRY D. HALL
  ------------------------------------------------
           Larry D. Hall, Attorney-in-Fact

                                  EXHIBIT LIST

    EXHIBIT NO.                               DESCRIPTION                           PAGE
    -----------                               -----------                           ----
        *2.1          -- Agreement and Plan of Merger dated as of August 25, 1997, by and among K N Energy, Inc., KN Acquisition Company and
                         Interenergy Corporation (included as Appendix A to the
                         Proxy Statement/Prospectus).
        *2.2          -- First Amendment to Agreement and Plan of Merger dated
                         November 5, 1997, by and among K N Energy, Inc., KN
                         Acquisition Company and Interenergy Corporation (included
                         as Appendix A to the Proxy Statement/ Prospectus).
         3.1          -- Restated Articles of Incorporation of the Registrant.
                         Incorporated herein by reference to Exhibit 3(a) to the
                         Registrant's Annual Report on Form 10-K for the year
                         ended December 31, 1994.
         3.2          -- Bylaws of the Registrant, as amended. Incorporated herein by reference to Exhibit 3(b) to the Registrant's Annual
                         Report on Form 10-K for the year ended December 31, 1994.
         4.1          -- Rights Agreement dated as of August 21, 1995 between the
                         Registrant and the Bank of New York, as Rights Agent.
                         Incorporated herein by reference to Exhibit 1 to the
                         Company's Form 8-A Registration Statement dated August
                         21, 1995.
         4.2          -- Certificate of the Voting Powers, Designation,
                         Preferences and Relative, Participating, Optional or
                         Other Special Rights, and Qualifications, Limitations or
                         Restrictions Thereof, of the Class A $8.50 Cumulative
                         Preferred Stock, Without Par Value, of the Registrant.
                         Incorporated herein by reference to Exhibit 4.3 to
                         Registration Statement on Form S-3 (File No. 33-26314).
         4.3          -- Certificate of the Voting Powers, Designation,
                         Preferences and Relative, Participating, Optional and
                         Other Special Rights, and Qualifications, Limitations or
                         Restrictions Thereof, of the Class B $8.30 Series
                         Cumulative Preferred Stock, Without Par Value, of the
                         Registrant. Incorporated herein by reference to Exhibit
                         4.4 to Registration Statement on Form S-3 (File No.
                         33-26314).
        *5.1          -- Form of opinion of Martha B. Wyrsch, regarding the
                         legality of the securities.
        *8.1          -- Form of Tax Opinion of Holland & Hart LLP.
       *10.1          -- Form of Consulting Agreement between Interenergy and
                         James P. Rode.
       *10.2          -- Form of Consulting Agreement between Interenergy and
                         Patrick R. McDonald.
       *23.1          -- Form of consent of Martha B. Wyrsch (included in Exhibit
                         5.1 hereof).
       *23.2          -- Consent of Arthur Andersen LLP.
       *23.3          -- Consent of Arthur Andersen LLP.
       *23.4          -- Form of opinion of Holland & Hart LLP (included in
                         Exhibit 8.1 hereof).
         *24          -- Powers of Attorney (included on the signature page to
                         this Registration Statement).
       *99.1          -- Form of Proxy for Interenergy Special Meeting

---------------

* Filed herewith.